07026644

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference TS/jp
Date 09/07/2007

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

SUPPL

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)44 625 25 25
http://www.zurich.com
Dir. phone +41 (44) 625 28 39
Dir. fax +41 (44) 625 08 39
thiemo.sturny@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich acquires Wrightway Underwriting in Ireland"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Thiemo Sturny

Enclosure

46674-03

News Release

ZURICH®

Zurich acquires Wrightway Underwriting in Ireland

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, September 6, 2007 – Zurich Financial Services Group (Zurich) has today announced the acquisition of 100% of Wrightway Underwriting Limited following receipt of the necessary regulatory approvals. Wrightway Underwriting is headquartered in Wexford, Ireland, and is one of the most successful independent underwriting agencies in Ireland with a turnover of EUR 25.5 million as of December 2006. It has been agreed not to disclose the price of the transaction.

The existing management team at Wrightway Underwriting will continue to develop activities in chosen markets. Wrightway is a specialist provider of niche solutions in General insurance. It has particular strengths in the private and commercial motor insurance sector as well as property and construction related markets. Wrightway will still act as an intermediary, placing business for its customers with a panel of leading insurers, including Zurich. The business is distributed via a network of brokers nationwide.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
SEP 10 2007
WASH, D.C. 160 SECTION

Your reference File No. 82-5089
Our reference CB/jp
Date 09/07/2007

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)44 625 25 25
http://www.zurich.com

Dir. phone +41 (0)44 625 3537
Dir. fax +41 (0)44 625 1537
Claudia.Biedermann
@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of

- the Half Year Report 2007 for Zurich Financial Services Group and
- Letter to Shareholders for Zurich Financial Services Group, Report for the Half Year 2007.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services

Claudia Biedermann

Enclosure

46674-03

File No. 82-5089

Zurich Financial Services Group
Report for the Half Year

2007

ZURICH®

Letter to Shareholders

Content

Dear Shareholder

We are particularly delighted, considering prevailing financial market conditions, to report that Zurich achieved another excellent operating result for the first six months of 2007. Net income after tax grew by 33 percent to USD 2.7 billion, producing an annualized return on equity of 22.3 percent, while business operating profit improved by 12 percent to USD 3.3 billion.

By leveraging a strong balance sheet through disciplined underwriting, targeted growth and operational efficiency, the Group achieved consistent shareholder value and produced top-tier financial results. This solid performance reflects our well-diversified book of business, capable of absorbing significant weather events, as well as our ability to balance growth in attractive businesses with underwriting discipline in more challenging markets. The recent upgrade of the Group's credit rating is further indication of our financial strength, as well as our industry-leading risk, capital and investment management strategies.

In our General Insurance business segment, business operating profit rose by USD 51 million to USD 1.8 billion. Gross written premiums and policy fees were USD 19 billion, largely flat in local currency when compared with 2006, while our combined ratio increased by 2 points to 96.5 percent, mainly as a result of the June floods and storms in the UK.

In Global Life, new business volume increased 51 percent to USD 319 million and business operating profit rose 25 percent to USD 71 million. These results were fueled by increased quarter-on-quarter growth, and by continuing to focus on unit-linked and protection markets we are confident we can continue to deliver similarly strong results.

Farmers Management Services posted another strong result, increasing business operating profit by 7 percent to USD 672 million. Furthermore, management fees and other related revenues rose by 4 percent to USD 1.1 billion, reflecting strong premium growth at the Farmers Exchanges, which we manage but do not own.

Our Other Businesses segment produced a business operating profit of USD 478 million, an increase of 57 percent, and Group Investments' net result rose 10 percent to USD 4.8 billion.

This robust performance reflects our customer-focused strategy, our determination to maintain financial discipline and sustainable growth, and the success of The Zurich Way, which continues to deliver measurable improvements in the way we operate.

Beyond these financial results, our businesses demonstrated once again the competitive strengths that our Group can bring to bear on behalf of our customers. For example, in the aftermath of the UK floods, our local business was able to leverage tested best practices and a global network of vendor relationships, allowing us to provide superior customer service. In California, Farmers' agents were at the scene of wildfires within hours, reassuring customers and giving practical help and guidance. While in Italy, after a fire destroyed a popular campsite, we deployed cars and buses from across boundaries to ensure that our customers could safely return home. None of these actions alone contributed directly to our six-month results, but together they reflect the core competitive strengths and customer focus that differentiate Zurich in the marketplace.

As always, these strengths ultimately rest on the enthusiasm and dedication of our employees, who maintain the focus and drive to excel. We thank them for their commitment, and our customers and shareholders for their loyalty and support.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

Group performance highlights

in USD millions, for the six months ended June 30, unless otherwise stated	2007	2006 [1]	Change [2]
Business operating profit	**3,278**	2,923	12%
Net income attributable to shareholders	**2,684**	2,011	33%
General Insurance gross written premiums and policy fees	**19,026**	18,454	3%
Global Life gross written premiums, policy fees and insurance deposits	**10,427**	10,190	2%
Farmers Management Services management fees	**1,093**	1,054	4%
General Insurance business operating profit	**1,838**	1,787	3%
General Insurance combined ratio (in %) [3]	**96.5%**	94.5%	(2.0 pts)
Global Life business operating profit	**721**	576	25%
Global Life new business value, after tax [4]	**319**	211	51%
Global Life gross new business annual premium equivalent (APE) [5]	**1,323**	1,184	12%
Farmers Management Services business operating profit	**672**	626	7%
Farmers Management Services gross operating margin (in %) [6]	**49.5%**	52.3%	(2.8 pts)
Group investments average invested assets [7]	**187,751**	182,245	3%
Group investments result, net	**4,798**	4,379	10%
Group investments return (as % of average invested assets)	**2.6%**	2.4%	0.2 pts
Shareholders' equity [8]	**26,077**	25,587	2%
Diluted earnings per share (in CHF)	**22.55**	17.37	30%
Return on common shareholders' equity (ROE) [9]	**22.3%**	20.6%	1.7 pts
Business operating profit (after tax) return on common shareholders' equity [9]	**20.1%**	20.4%	(0.3 pts)

[1] Restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.
[2] Positive / (negative) change.
[3] The General Insurance combined ratio is calculated as the sum of net earned premiums and policy fees less the net underwriting result, divided by net earned premiums and policy fees.
[4] Global Life new business value is the present value of the projected after tax profit from life insurance contracts sold in the year.
[5] APE is calculated as annual premiums plus 10% of single premiums.
[6] Farmers Management Services gross operating margin is calculated as the sum of Farmers management fees less management expenses, divided by Farmers management fees.
[7] Excluding cash collateral received for securities lending.
[8] As of June 30, 2007 and December 31, 2006, respectively.
[9] Returns for the six months ended June are annualized on a compound basis using the results for the six months. ROE (based on net income attributable to common shareholders) and business operating profit (after tax) return on common shareholders' equity for the year ended December 31, 2006 were 20.4% and 19.4%, respectively.

Financial Information Overview

This information is an extract taken from the Financial Review and Consolidated Financial Statements in the Half Year Report 2007. Interim results are not necessarily indicative of full-year results. Certain comparatives in the Financial Review have been restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits. As of the second quarter 2007 we have changed our presentation of rounded numbers. Comparatives are for the six months ended June 30, 2006 or as of December 31, 2006, unless otherwise specified.

Performance overview

Business operating profit for the Group increased by 12 percent to USD 3.3 billion demonstrating the strong underlying performance of our core operating segments.

- **General Insurance business operating profit** increased by USD 51 million to USD 1.8 billion, reflecting the strength of our diversified portfolio to absorb the adverse impacts of Winter storm Kyrill and the June UK floods in the total amount of USD 566 million.
- **Global Life business operating profit** increased by USD 145 million or 25 percent to USD 721 million, reflecting increases, primarily in the UK and Germany, as well as a one-time benefit in the US. **New business value**, after tax, increased by USD 108 million, or 51 percent in US dollar terms (45 percent on a local currency basis) to USD 319 million primarily as a result of growth initiatives and changes in the business operating model.
- **Farmers Management Services business operating profit** increased by USD 46 million as a result of increased management fees, which more than offset an increase in expenses related to growth initiatives.

Other Businesses business operating profit increased by USD 174 million with strong results contributed by **Farmers Re, Centre** and **Centrally Managed Businesses. Corporate Functions business operating loss** increased by USD 59 million, primarily as a result of expenses associated with the early redemption of subordinated debt following the issuance of lower cost hybrid debt.

Net income attributable to shareholders increased by USD 673 million, or 33 percent, to USD 2.7 billion, with the prior year affected by the regulatory settlements amounting to USD 262 million, net of tax. The **shareholders' effective tax rate** was 26.0 percent compared with 26.9 percent for the year ended December 31, 2006. The Group's overall effective income tax rate of 28.5 percent, which includes the impact of tax expense attributable to policyholders in certain jurisdictions, decreased by 2.8 percentage points from 31.3 percent for the year ended December 31, 2006, primarily due to lower levels of policyholder net capital gains on investments.

Business volumes in our core operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees increased by 3 percent in US dollar terms, and remained flat on a local currency basis, reflecting both underwriting discipline in all our divisions in a competitive market environment and our ability to find attractive growth opportunities.
- **Global Life** insurance deposits increased by 9 percent in US dollar terms, and by 1 percent on a local currency basis, while gross written premiums and policy fees decreased by 5 percent in US dollar terms, and by 10 percent on a local currency basis, reflecting the strategic shift in business mix from traditional to unit-linked products. New business annual premium equivalent (APE) increased by 12 percent in US dollar terms, and by 5 percent on a local currency basis, driven by the Isle of Man and new product launches in Ireland and the US.
- **Farmers Management Services** management fees and other related revenues increased by 4 percent, reflecting the underlying increase in the gross written premiums of 5 percent in the Farmers Exchanges, which we manage but do not own.

Diluted earnings per share increased by CHF 5.18, or 30 percent, to CHF 22.55 for the six months ended June 30, 2007, compared with CHF 17.37 for the same period in 2006.

Our **business operating profit (after tax) return on common shareholders' equity** slightly decreased by 0.3 percentage points to 20.1 percent. **Return on common shareholders' equity** increased by 1.7 percentage points to 22.3 percent due to a higher relative growth of net income compared with average shareholders' equity.

General Insurance

in USD millions, for the six months ended June 30	2007	2006	Change
Gross written premiums and policy fees	19,026	18,454	3%
Net earned premiums and policy fees	14,484	13,900	4%
Insurance benefits and losses, net of reinsurance	(10,465)	(9,839)	(6%)
Net underwriting result	503	764	(34%)
Net investment income	1,773	1,539	15%
Business operating profit	**1,838**	**1,787**	3%
Loss ratio	72.3%	70.8%	(1.5 pts)
Expense ratio	24.2%	23.7%	(0.5 pts)
Combined ratio	**96.5%**	**94.5%**	**(2.0 pts)**

Highlights by division

in USD millions, for the six months ended June 30	Business operating profit		Combined ratio	
	2007	2006	2007	2006
Global Corporate	385	367	94.4%	93.6%
North America Commercial	767	544	92.9%	95.5%
Europe General Insurance	612	811	98.9%	92.5%
International Businesses	76	71	99.5%	99.8%
Group Reinsurance	(1)	(6)	nm	nm
Total	1,838	1,787	96.5%	94.5%

Business operating profit increased by USD 51 million, or 3 percent, to USD 1.8 billion for the six months ended June 30, 2007, with increases across all divisions except Europe General Insurance. An improvement in the net underwriting result in North America Commercial offset the decrease in Europe General Insurance, which was affected by Winter storm Kyrill and the June UK floods. Additionally, net investment income increased by USD 234 million as a result of rising interest rates, as well as an increase in the average invested asset base.

Gross written premiums and policy fees increased by USD 572 million, or 3 percent in US dollar terms, to USD 19.0 billion, while on a local currency basis remaining flat. The market environment continued to be competitive with pressure on rates varying by region, but most significantly affecting North America and the UK.

The **net underwriting result** decreased by USD 261 million, or 34 percent, to USD 503 million, driven by the impact of losses associated with Winter storm Kyrill and the UK floods amounting to USD 488 million for Europe General Insurance and USD 78 million for Global Corporate.

Global Life

in USD millions, for the six months ended June 30	2007	2006	Change
Insurance deposits [1]	5,534	5,056	9%
Gross written premiums and policy fees	4,893	5,134	(5%)
Net investment income	3,797	3,272	16%
Insurance benefits and losses, net of reinsurance	3,121 [2]	(4,557)	168%
Underwriting and policy acquisition costs, net of reinsurance	(702)	(630)	(11%)
Administrative and other operating expenses	(817)	(749)	(9%)
Business operating profit	**721**	**576**	**25%**
Embedded value – highlights			
New business annual premium equivalent (APE) [3]	**1,323**	**1,184**	**12%**
Present value of new business premiums (PVNBP)	10,721	9,343	15%
New business margin, after tax (as % of APE)	**24.1%**	**17.8%**	**6.3 pts**
New business margin, after tax (as % of PVNBP)	3.0%	2.3%	0.7 pts
New business value, after tax	**319**	**211**	**51%**

[1] Insurance deposits in International Businesses for 2006 have been presented to exclude deposits received as funds under management.
[2] Includes a USD 7.0 billion impact from the reinsurance of a significant portion of our UK Life annuities business.
[3] APE is calculated as annual premiums plus 10% of single premiums.

Highlights by region

in USD millions, for the six months ended June 30	Business operating profit		New business value, after tax	
	2007	2006	**2007**	2006
United States	214	108	57	26
United Kingdom	160	128	56	37
Germany	101	78	64	42
Switzerland	96	105	19	4
Rest of Europe	98	106	94	76
of which: Ireland	*35*	*30*	*31*	*24*
of which: Isle of Man	*8*	*16*	*44*	*28*
International Businesses	52	50	29	25
Total	721	576	319	211

Business operating profit increased by USD 145 million, 25 percent in US dollar terms (20 percent on a local currency basis), to USD 721 million for the six months ended June 30, 2007. This increase reflected a benefit of USD 106 million related to the amortization of deferred policy acquisition costs (DPAC) in the US. The UK and Germany also contributed to the increase, while ongoing transfers of group life contracts continued to impact the result in Switzerland.

New business annual premium equivalent (APE) increased by USD 139 million, or 12 percent in US dollar terms (5 percent on a local currency basis). The increase was driven by our international expatriate business in the Isle of Man, with strong sales in Asia and the Middle East. Ireland and the US were also strong contributors primarily due to new product launches. **New business value**, after tax increased by USD 108 million, or 51 percent in US dollar terms (45 percent on a local currency basis), which led to a 6.3 percentage point increase in **new business margin**, after tax of 24.1 percent. We realized benefits from the restructuring of our reinsurance program in the US, from refinements to the business model in Switzerland, from synergies following the merger of our life entities in Germany, volume growth in the Isle of Man and the redesign of certain UK product features.

Farmers Management Services

in USD millions, for the six months ended June 30	2007	2006	Change
Management fees and other related revenues	1,093	1,054	4%
Management and other related expenses	(552)	(503)	(10%)
Business operating profit	**672**	**626**	**7%**
Gross operating margin	49.5%	52.3%	(2.8 pts)

Business operating profit increased by USD 46 million, or 7 percent, to USD 672 million, for the six months ended June 30, 2007. Management fees and other related revenues increased by USD 39 million driven by increased gross earned premiums in the Farmers Exchanges, which we manage but do not own. Management and other related expenses increased by USD 49 million, primarily due to continued investments in growth and IT-related initiatives, in addition to costs arising from the increased new business volumes generated by the Exchanges. The gross operating margin decreased by 2.8 percentage points to 49.5 percent. Improved investment income also contributed to the increase in business operating profit.

Other Businesses

in USD millions, for the six months ended June 30	2007	2006	Change
Business operating profit:			
Farmers Re	88	87	1%
Centre	122	128	(5%)
Centrally Managed Businesses	220	110	100%
Other	48	(20)	nm
Total business operating profit	478	304	57%

Farmers Re business operating profit remained stable at USD 88 million as a result of the business development of the Farmers Exchanges. **Centre** business operating profit remained at a similar level to prior year as a result of continuing profitable commutation activities. **Centrally Managed Businesses**, which comprise portfolios which we proactively manage to achieve a profitable run-off, contributed a business operating profit increase of USD 110 million. This was largely as a result of successful commutations, as well as increased investment income. The rest of Other Businesses experienced lower insurance benefits and losses.

Corporate Functions

in USD millions, for the six months ended June 30	2007	2006	Change
Net investment income	354	305	16%
Interest expense on debt	(676)	(557)	(21%)
Business operating loss	**(430)**	**(371)**	**(16%)**
Headquarter expenses, after allocations to operating businesses and excluding foreign currency impacts	(45)	(107)	58%

Business operating loss increased by USD 59 million to USD 430 million for the six months ended June 30, 2007, primarily as a result of costs associated with the early redemption of subordinated debt. As a

replacement, we issued lower cost hybrid debt. Also contributing to the USD 119 million increase in net funding costs was a higher yield on the floating rate ECAPS issuance and a higher level of intercompany funding, largely offset by an increase in net investment income.

Headquarter expenses decreased by USD 62 million, as a result of higher allocations to the operating businesses.

Investment position and performance

Total investments as shown in the consolidated balance sheet include Group investments, where we bear part or all of the investment risk, and investments for unit-linked products, where policyholders bear the investment risk. Investments for unit-linked products include those held for liabilities related to insurance and investment contracts, except for investment policies with discretionary participation features where the investments are managed as part of Group investments.

Performance of Group investments

in USD millions, for the six months ended June 30	**2007**	2006	Change
Net investment income	4,282	3,872	11%
Net capital gains on investments and impairments	516	507	2%
Net investment result	4,798	4,379	10%
Net investment return on Group investments [1]	**2.6%**	**2.4%**	**0.2 pts**
Movements in net unrealized gains/(losses) on investments included in total equity	(2,704)	(3,718)	27%
Total investment result, net of investment expenses [2]	**2,093**	**661**	**217%**
Average investments [3]	187,751	182,245	3%
Total return on Group investments [1]	**1.1%**	**0.4%**	**0.7 pts**

[1] Net investment and total return are not annualized.
[2] After deducting investment expenses of USD 125 million and USD 122 million for the six months ended June 30, 2007 and 2006, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 3.2 billion and USD 4.3 billion in the six months ended June 30, 2007 and 2006, respectively.

During the period, total return (net of investment expenses) was 1.1 percent of average investments, driven by equity securities and other investments, representing returns of 6.8 percent and 2.6 percent, respectively. Debt securities, which are invested to match our liability profiles, showed an overall negative return of 0.2 percent due to rising interest rates.

During the period, total **net investment income** was USD 4.3 billion, of which USD 2.9 billion came from debt securities, contributing an investment income yield of 2.4 percent, 21 basis points higher than prior year. Other investments and equity securities contributed USD 1.2 billion and USD 360 million, respectively, both of which outperformed prior year yield by 7 and 5 basis points, respectively. The total investment income yield was 2.3 percent, 16 basis points higher than the same period in the prior year.

Rising interest rates and higher dividend income were the main drivers of the improvement of net investment income of USD 410 million compared with the prior year. General Insurance drove the improvement with an increase of USD 234 million. Global Life contributed an increase of USD 107 million as the benefit from significant positive currency effects and a higher yield offset a lower asset base reflecting the continuing strategic shift to unit-linked products.

During the period, total **net capital gains** were USD 516 million, an increase of USD 9 million compared with the prior year. Equity securities contributed USD 928 million and other investments added another USD 25 million, which were offset by capital losses of USD 435 million from debt securities.

Realized gains on sales of securities of USD 472 million were USD 18 million lower than prior year as a USD 158 million increase in losses on debt securities offset an increase of USD 147 million gains in equity securities.

Net gains from market revaluations were USD 44 million, an increase of USD 27 million over the prior year. Hedge funds, private equity investments and real estate were the main drivers, contributing USD 381 million. These increases offset losses on debt securities of USD 262 million due to higher interest rates.

Movements in net unrealized gains included in total equity were 1.0 billion lower than the prior year, primarily because of lower unrealized losses on debt securities in 2007. During the first six months of 2007, net unrealized losses of USD 2.7 billion from debt securities, which we invest to match the respective liabilities, arose as a result of the approximate increase of 40 to 80 basis points in interest rates across major markets. Despite market appreciation, unrealized gains on equity securities were USD 27 million lower than at December 31, 2006, largely as a result of the realization of gains on equity securities in positive markets in order to maintain the relative asset allocation to equities.

Performance of unit-linked investments

in USD millions, for the six months ended June 30	**2007**	2006	Change
Net investment income	1,769	1,285	38%
Net capital gains on investments and impairments	4,484	1,808	148%
Net investment result, net of investment expenses [1]	6,253	3,093	102%
Average investments	117,583	97,217	21%
Total return on unit-linked investments [2]	**5.3%**	**3.2%**	**2.1 pts**

[1] After deducting investment expenses of USD 224 million and USD 207 million for the six months ended June 30, 2007 and 2006, respectively.
[2] Total return is not annualized.

Unit-linked investments are primarily invested in equity securities. The rate of appreciation in many equity markets was higher during the first six months of 2007 compared with the same period in 2006. Consequently, the value of unit-linked equity securities increased, which led to net capital gains on unit-linked investments more than doubling.

Performance of total investments

in USD millions, for the six months ended June 30	**2007**	2006	Change
Net investment income	6,051	5,156	17%
Net capital gains on investments and impairments	5,000	2,315	116%
Net investment result	11,051	7,471	48%
Net investment return [1]	**3.6%**	**2.7%**	**0.9 pts**
Movements in net unrealized gains/(losses) on investments included in total equity	(2,704)	(3,718)	27%
Total investment result, net of investment expenses [2]	**8,347**	**3,753**	**122%**
Average investments [3]	305,334	279,462	9%
Total return on investments [1]	**2.7%**	**1.3%**	**1.4 pts**

[1] Net investment and total return are not annualized.
[2] After deducting investment expenses of USD 349 million and USD 329 million for the six months ended June 30, 2007 and 2006, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 3.2 billion and USD 4.3 billion in the six months ended June 30, 2007 and 2006, respectively.

Performance of our total investments is the sum of the performance of our Group investments and unit-linked investments.

Consolidated income statements

in USD millions, for the six months ended June 30	**2007**	2006
Revenues		
Gross written premiums and policy fees	25,072	24,605
Less premiums ceded to reinsurers [1]	(10,384)	(3,114)
Net written premiums and policy fees	14,688	21,492
Net change in reserves for unearned premiums	(1,670)	(1,588)
Net earned premiums and policy fees	13,017	19,904
Farmers management fees	1,093	1,054
Net investment income	6,051	5,156
Net capital gains on investments and impairments	5,000	2,315
Net gain on divestments of businesses	2	–
Other income	909	722
Total revenues	26,073	29,151
Benefits, losses and expenses		
Insurance benefits and losses, gross of reinsurance	17,058	16,806
Less ceded insurance benefits and losses [1]	(9,131)	(1,859)
Insurance benefits and losses, net of reinsurance	7,927	14,947
Policyholder dividends and participation in profits	6,963	3,735
Underwriting and policy acquisition costs, net of reinsurance	3,541	3,328
Administrative and other operating expense	2,917	3,125
Amortization and impairments of intangible assets	115	122
Interest expense on debt	345	294
Interest credited to policyholders and other interest	472	450
Total benefits, losses and expenses	22,279	26,001
Net income before income taxes	3,794	3,150
Income tax expense	(1,083)	(1,092)
of which: – attributable to policyholders	(130)	(121)
– attributable to shareholders	(952)	(971)
Net income after taxes	**2,711**	**2,058**
Net income attributable to minority interests	(27)	(47)
Net income attributable to shareholders	**2,684**	**2,011**
in USD		
Basic earnings per share	18.53	13.77
Diluted earnings per share	18.37	13.69
in CHF		
Basic earnings per share	22.74	17.47
Diluted earnings per share	22.55	17.37

[1] Information pertaining to the transfer of the UK annuity business is contained in Note 3 of the financial statements in the Half Year Report 2007. As a direct result of this transaction, premiums ceded to reinsurers include an amount of USD 7,268 million and ceded insurance benefits and losses include an amount of USD 6,982 million.

Consolidated balance sheets

Assets

in USD millions, as of	06/30/07	12/31/06
Investments		
Cash and cash equivalents	23,551	23,122
Equity securities	114,273	109,005
Debt securities	125,839	135,357
Real estate held for investment	15,860	15,281
Mortgage loans	11,393	10,806
Policyholders' collateral and other loans	12,636	12,636
Investments in associates	153	153
Other investments	3,286	3,644
Total investments [1]	306,990	310,003
Reinsurers' share of reserves for insurance contracts [1]	27,175	20,063
Deposits made under assumed reinsurance contracts	1,471	2,022
Deferred policy acquisition costs	14,138	13,197
Deferred origination costs	938	815
Accrued investment income [1]	2,709	2,654
Receivables	12,910	11,436
Other assets	3,419	3,914
Mortgage loans given as collateral	2,243	2,426
Deferred tax assets	2,053	2,727
Property and equipment	1,925	1,905
Goodwill	890	660
Other intangible assets	2,658	2,425
Total assets	**379,519**	**374,246**

[1] Information pertaining to the transfer of the UK annuity business is contained in Note 3 of the financial statements in the Half Year Report 2007. As a direct result of this transaction, investments and associated other assets decreased by USD 7,410 million and reinsurers' share of reserves for insurance contracts increased by USD 7,119 million.

Liabilities and equity

in USD millions, as of	06/30/07	12/31/06
Liabilities		
Reserve for premium refunds	677	655
Liabilities for investment contracts	53,465	50,705
Deposits received under ceded reinsurance contracts	1,811	2,375
Deferred front-end fees	5,662	5,395
Reserves for insurance contracts	246,795	240,648
Obligation to repurchase securities	5,820	6,144
Accrued liabilities	2,821	2,676
Other liabilities	19,678	22,757
Collateralized loans	2,243	2,426
Deferred tax liabilities	4,701	4,757
Debt related to capital markets and banking activities	1,403	1,889
Senior and subordinated debt	8,037	7,713
Total liabilities	**353,113**	**348,142**
Equity		
Share capital	10	10
Additional paid-in capital	10,328	10,448
Net unrealized gains/(losses) on investments	(253)	819
Cumulative translation adjustment	1,208	823
Other recognized income and expenses	(546)	(1,286)
Retained earnings	14,657	14,102
Common shareholders' equity	25,405	24,916
Preferred securities	671	671
Shareholders' equity	26,077	25,587
Minority interests	329	517
Total equity	**26,406**	**26,105**
Total liabilities and shareholders' equity	**379,519**	**374,246**

Consolidated statements of cash flows

in USD millions, for the six months ended June 30	2007	2006
Cash flows from operating activities		
Net income attributable to shareholders	2,684	2,011
Adjustments for:		
Net gain on divestments of businesses	(2)	–
Share of equity in income from investments in associates	(12)	(35)
Depreciation, amortization and impairments of fixed and intangible assets	211	217
Other non-cash items	129	767
Underwriting activities:	(2,700)	2,951
Reserves for insurance contracts, gross	*3,321*	*2,256*
Reinsurers' share of reserves for insurance contracts	*(6,582)*	*202*
Liabilities for investment contracts	*1,204*	*930*
Deferred policy acquisition costs	*(521)*	*(609)*
Deferred origination costs	*(99)*	*(43)*
Deposits made under assumed reinsurance contracts	*551*	*442*
Deposits received under ceded reinsurance contracts	*(574)*	*(227)*
Investments:	5,552	(6,480)
Net capital gains on investments and impairments	*(5,000)*	*(2,315)*
Net change in trading securities	*23*	*(283)*
Sales and maturities		
Debt securities	*44,482*	*31,145*
Equity securities	*30,758*	*24,565*
Other (primarily other investments)	*13,336*	*11,676*
Purchases		
Debt securities	*(36,633)*	*(34,464)*
Equity securities	*(28,151)*	*(24,037)*
Other (primarily other investments)	*(13,263)*	*(12,767)*
Movement in receivables and payables	(490)	123
Net changes in other operational assets and liabilities	(1,440)	(1,374)
Deferred income tax, net	857	489
Net cash provided by/(used in) operating activities	4,789	(1,331)

in USD millions, for the six months ended June 30	2007	2006
Cash flows from investing activities		
Sales of property and equipment	102	50
Purchase of property and equipment	(129)	(137)
Investments in associates, net	7	7
Acquisitions of companies, net of cash acquired	27	–
Divestments of companies, net of cash balances	18	–
Other acquisitions and divestments related cashflow [1]	(260)	–
Dividends from associates	2	4
Net cash provided by/(used in) investing activities	(233)	(76)
Cash flows from financing activities		
Proceeds from sale and repurchase agreements	(471)	(110)
Dividends paid	(1,315)	(34)
Share buyback	(1,018)	–
Redemption of preferred securities and repayments to minority interests	–	(794)
Issuance of debt	1,651	87
Payments on debt outstanding	(1,414)	(111)
Net change of debt for capital markets and banking activities	(545)	192
Net cash (used in) financing activities	(3,113)	(770)
Foreign currency translation effects on cash and cash equivalents	301	973
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending	1,744	(1,204)
Cash and cash equivalents as of January 1 excluding cash received as collateral for securities lending	19,302	18,911
Cash and cash equivalents as of June 30 excluding cash received as collateral for securities lending	**21,046**	**17,707**
Change in cash received as collateral for securities lending	(1,314)	(514)
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	23,122	23,482
Cash and cash equivalents as of June 30, including cash received as collateral for securities lending	**23,552**	**21,764**
Other supplementary cash flow disclosures		
in USD millions		
Other interest income received	4,541	3,779
Dividend income received	1,384	1,120
Other interest expense paid	(756)	(662)
Income tax paid	(1,046)	(853)

[1] This line item consists of acquisitions that have not yet been fully consolidated in the current period. The line contains the cash outflow associated with the acquisition of NASTA.

Shareholder Information

Zurich Financial Services registered share data

Key indicators

	06/30/2007	12/31/2006
Number of shares issued	145,472,560.00	144,749,399.00
Number of dividend-bearing shares	145,472,560.00	144,749,399.00
Market capitalization (in CHF millions at end of period)	55,170.00	47,478.00
Authorized capital, number of shares	6,000,000.00	6,000,000.00
Contingent capital, number of shares	3,276,839.00	6,239,384.00

Per share data

in CHF	06/30/2007	06/30/2006
Gross dividend/payout per registered share	11.00 [1]	7.00 [2]
Basic earnings per share	22.74	17.47
Diluted earnings per share	22.55	17.37
Nominal value per share	0.10 [2]	2.50
Price at end of period	379.25	268.00
Price period high	393.25	320.00
Price period low	328.00	251.75

[1] Gross dividend per registered share; payment date was on April 10, 2007.
[2] Payout to shareholders of CHF 7.00 per share (comprising a regular dividend of CHF 4.60 and a payout of CHF 2.40 per share in form of a reduction of the nominal value) effective July 3, 2006; payment was made on July 4, 2006.

Zurich share performance (indexed) from June 2006 to June 2007



in %
06/2006
08/2006
10/2006
12/2006
02/2007
04/2007
06/2007
150
140
130
120
110
100
90
Swiss Market Index
DJ Stoxx Insurance
Zurich Financial Services

Source: Datastream

Financial Calendar

Results Reporting for the Nine Months to September 30, 2007
November 15, 2007

Annual Results Reporting 2007
February 14, 2008

Annual General Meeting 2008
April 3, 2008

Results Reporting for the Three Months to March 31, 2008
May 15, 2008

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

Contacts

Registered Office
Zurich Financial Services
Mythenquai 2
8022 Zurich, Switzerland

Media Inquiries
Corporate Communications
Media and Public Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Inquiries
Investor Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Citizenship/ Responsibility Inquiries
Group Government and Industry Affairs
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 20 07
E-mail: zurich.basics@zurich.com

Securities Custody Service
Zurich Financial Services, Custody Accounts
c/o SAG SIS Aktienregister AG
P.O. Box 4601 Olten, Switzerland
Telephone: +41 (0) 62 311 61 45
Fax: +41 (0) 62 205 39 71
Web site: www.sag.ch

CDI Holder Inquiries
within the Zurich Financial Services corporate nominee service

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, United Kingdom
Nominee Service helpline: 0870 600 3979
Lloyds TSB share dealing helpline:
0870 850 0852
International: +44 131 527 3903
Hard of hearing (text phone, domestic):
0121 415 7028
Web site: www.shareview.co.uk

American Depositary Receipts
Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY), a subsidiary of The Bank of New York Mellon.
For more information call BNY Mellon's Shareowner Services in the USA at +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700.
ADR holder assistance may also be obtained from The Bank of New York Mellon at www.adrbny.com.

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance.

Persons requiring advice should consult an independent adviser.

The Letter to Shareholders is published in English, German and French.
In the case of inconsistencies in the German and French translations, the English original version shall prevail.

Design by Publicis KommunikationsAgentur GmbH, Erlangen/Munich, Germany

Production by Management Digital Data AG, Schlieren, Switzerland

Printed end of August 2007 by NZZ Fretz AG, Schlieren, Switzerland

The paper used in this report is manufactured from pulp sourced from fully sustainable forests
and has been produced without the use of elemental chlorine.

Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0) 44 625 25 25
www.zurich.com

47623-07

Because change happenz™

ZURICH®

File No. 82-5089

ZURICH®

2007

Half Year Report

Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2007 and 2006 and the financial position as of June 30, 2007 and December 31, 2006, respectively. The 2006 amounts have been restated for the implementation of a change in accounting policy in accordance with IAS 19 Employee Benefits. Interim results are not necessarily indicative of full-year results.

in USD millions, for the six months ended June 30, unless otherwise stated	2007	2006 [1]	Change [2]
Business operating profit	**3,278**	2,923	12%
Net income attributable to shareholders	**2,684**	2,011	33%
General Insurance gross written premiums and policy fees	**19,026**	18,454	3%
Global Life gross written premiums, policy fees and insurance deposits	**10,427**	10,190	2%
Farmers Management Services management fees	**1,093**	1,054	4%
General Insurance business operating profit	**1,838**	1,787	3%
General Insurance combined ratio (in %) [3]	**96.5%**	94.5%	(2.0 pts)
Global Life business operating profit	**721**	576	25%
Global Life new business value, after tax [4]	**319**	211	51%
Global Life gross new business annual premium equivalent (APE) [5]	**1,323**	1,184	12%
Farmers Management Services business operating profit	**672**	626	7%
Farmers Management Services gross operating margin (in %) [6]	**49.5%**	52.3%	(2.8 pts)
Group investments average invested assets [7]	**187,751**	182,245	3%
Group investments result, net	**4,798**	4,379	10%
Group investments return (as % of average invested assets)	**2.6%**	2.4%	0.2 pts
Shareholders' equity [8]	**26,077**	25,587	2%
Diluted earnings per share (in CHF)	**22.55**	17.37	30%
Return on common shareholders' equity (ROE) [9]	**22.3%**	20.6%	1.7 pts
Business operating profit (after tax) return on common shareholders' equity [9]	**20.1%**	20.4%	(0.3 pts)

[1] Restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.
[2] Positive / (negative) change.
[3] The General Insurance combined ratio is calculated as the sum of net earned premiums and policy fees less the net underwriting result, divided by net earned premiums and policy fees.
[4] Global Life new business value is the present value of the projected after tax profit from life insurance contracts sold in the year.
[5] APE is calculated as annual premiums plus 10% of single premiums.
[6] Farmers Management Services gross operating margin is calculated as the sum of Farmers management fees less management expenses, divided by Farmers management fees.
[7] Excluding cash collateral received for securities lending.
[8] As of June 30, 2007 and December 31, 2006, respectively.
[9] Returns for the six months ended June are annualized on a compound basis using the results for the six months. ROE (based on net income attributable to common shareholders) and business operating profit (after tax) return on common shareholders' equity for the year ended December 31, 2006 were 20.4% and 19.4%, respectively.

Key Performance Indicators

Business operating profit

in USD millions, for the six months ended June 30

	Total		General Insurance		Global Life		Farmers Mgmt Services		Other Businesses		Corporate Functions	
	2007	2006 [1]	**2007**	2006 [1]	**2007**	2006 [1]	**2007**	2006 [1]	**2007**	2006 [1]	**2007**	2006 [1]
	3,278	2,923	1,838	1,787	721	576	672	626	478	304	(430)	(371)



2,000
1,500
1,000
500
0
(500)

[1] Restated because of the change in accounting policy in accordance with IAS 19 Employee Benefits.

General Insurance – combined ratio

in %, for the six months ended June 30

	Total [1]		Global Corporate		North America Commercial		Europe General Insurance		International Businesses	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
	96.5%	94.5%	**94.4%**	93.6%	**92.9%**	95.5%	**98.9%**	92.5%	**99.5%**	99.8%



100
90
80

[1] Including Group Reinsurance.

Global Life – [1] new business margin, after tax (as % of APE)

	Total		United States		United Kingdom		Germany		Switzerland		Rest of Europe		International Businesses	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
	24.1%	17.8%	**96.4%**	49.0%	**12.6%**	9.2%	**29.4%**	18.9%	**36.4%**	9.6%	**20.9%**	20.4%	**27.9%**	28.9%



25
20
15
10
5
0

[1] In %, for the six months ended June 30.

Dear Reader

We are particularly delighted, considering prevailing financial market conditions, to report that Zurich achieved another excellent operating result for the first six months of 2007. Net income after tax grew by 33 percent to USD 2.7 billion, producing an annualized return on equity of 22.3 percent, while business operating profit improved by 12 percent to USD 3.3 billion.

By leveraging a strong balance sheet through disciplined underwriting, targeted growth and operational efficiency, the Group achieved consistent shareholder value and produced top-tier financial results. This solid performance reflects our well-diversified book of business, capable of absorbing significant weather events, as well as our ability to balance growth in attractive businesses with underwriting discipline in more challenging markets. The recent upgrade of the Group's credit rating is further indication of our financial strength, as well as our industry-leading risk, capital and investment management strategies.

In our General Insurance business segment, business operating profit rose by USD 51 million to USD 1.8 billion. Gross written premiums and policy fees were USD 19 billion, largely flat in local currency when compared with 2006, while our combined ratio increased by 2 points to 96.5 percent, mainly as a result of the June floods and storms in the UK.

In Global Life, new business volume increased 51 percent to USD 319 million and business operating profit rose 25 percent to USD 71 million. These results were fueled by increased quarter-on-quarter growth, and by continuing to focus on unit-linked and protection markets we are confident we can continue to deliver similarly strong results.

Farmers Management Services posted another strong result, increasing business operating profit by 7 percent to USD 672 million. Furthermore, management fees and other related revenues rose by 4 percent to USD 1.1 billion, reflecting strong premium growth at the Farmers Exchanges, which we manage but do not own.

Our Other Businesses segment produced a business operating profit of USD 478 million, an increase of 57 percent, and Group Investments' net result rose 10 percent to USD 4.8 billion.

This robust performance reflects our customer-focused strategy, our determination to maintain financial discipline and sustainable growth, and the success of The Zurich Way, which continues to deliver measurable improvements in the way we operate.

Beyond these financial results, our businesses demonstrated once again the competitive strengths that our Group can bring to bear on behalf of our customers. For example, in the aftermath of the UK floods, our local business was able to leverage tested best practices and a global network of vendor relationships, allowing us to provide superior customer service. In California, Farmers' agents were at the scene of wildfires within hours, reassuring customers and giving practical help and guidance. While in Italy, after a fire destroyed a popular campsite, we deployed cars and buses from across boundaries to ensure that our customers could safely return home. None of these actions alone contributed directly to our six-month results, but together they reflect the core competitive strengths and customer focus that differentiate Zurich in the marketplace.

As always, these strengths ultimately rest on the enthusiasm and dedication of our employees, who maintain the focus and drive to excel. We thank them for their commitment, and our customers and shareholders for their loyalty and support.

Manfred Gentz
Chairman of the Board

James J. Schiro
Chief Executive Officer

Content

Financial Review

Financial Review

The information contained within the Financial Review is unaudited. This document should be read in conjunction with the Zurich Financial Services Group Annual Report 2006. Interim results are not necessarily indicative of full-year results. Certain comparatives in the Financial Review have been restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits. As of the second quarter 2007 we have changed our presentation of rounded numbers. Comparatives are for the six months ended June 30, 2006 or as of December 31, 2006, unless otherwise specified.

Group financial highlights

in USD millions, for the six months ended June 30, unless otherwise stated	2007	2006 [1]	Change [2]
Business operating profit	**3,278**	2,923	12%
Net income attributable to shareholders	**2,684**	2,011	33%
General Insurance gross written premiums and policy fees	**19,026**	18,454	3%
Global Life gross written premiums, policy fees and insurance deposits	**10,427**	10,190	2%
Farmers Management Services management fees	**1,093**	1,054	4%
General Insurance business operating profit	**1,838**	1,787	3%
General Insurance combined ratio (in %) [3]	**96.5%**	94.5%	(2.0 pts)
Global Life business operating profit	**721**	576	25%
Global Life new business value, after tax [4]	**319**	211	51%
Global Life gross new business annual premium equivalent (APE) [5]	**1,323**	1,184	12%
Farmers Management Services business operating profit	**672**	626	7%
Farmers Management Services gross operating margin (in %) [6]	**49.5%**	52.3%	(2.8 pts)
Group investments average invested assets [7]	**187,751**	182,245	3%
Group investments result, net	**4,798**	4,379	10%
Group investments return (as % of average invested assets)	**2.6%**	2.4%	0.2 pts
Shareholders' equity [8]	**26,077**	25,587	2%
Diluted earnings per share (in CHF)	**22.55**	17.37	30%
Return on common shareholders' equity (ROE) [9]	**22.3%**	20.6%	1.7 pts
Business operating profit (after tax) return on common shareholders' equity [9]	**20.1%**	20.4%	(0.3 pts)

[1] Restated as a result of the adoption of the SoRIE option under IAS 19 Employee Benefits.
[2] Positive / (negative) change.
[3] The General Insurance combined ratio is calculated as the sum of net earned premiums and policy fees less the net underwriting result, divided by net earned premiums and policy fees.
[4] Global Life new business value is the present value of the projected after tax profit from life insurance contracts sold in the year.
[5] APE is calculated as annual premiums plus 10% of single premiums.
[6] Farmers Management Services gross operating margin is calculated as the sum of Farmers management fees less management expenses, divided by Farmers management fees.
[7] Excluding cash collateral received for securities lending.
[8] As of June 30, 2007 and December 31, 2006, respectively.
[9] Returns for the six months ended June are annualized on a compound basis using the results for the six months. ROE (based on net income attributable to common shareholders) and business operating profit (after tax) return on common shareholders' equity for the year ended December 31, 2006 were 20.4% and 19.4%, respectively.

Performance overview

Business operating profit for the Group increased by 12 percent to USD 3.3 billion demonstrating the strong underlying performance of our core operating segments.

- **General Insurance business operating profit** increased by USD 51 million to USD 1.8 billion, reflecting the strength of our diversified portfolio to absorb the adverse impacts of Winter storm Kyrill and the June UK floods in the total amount of USD 566 million.
- **Global Life business operating profit** increased by USD 145 million or 25 percent to USD 721 million, reflecting increases, primarily in the UK and Germany, as well as a one-time benefit in the US. **New business value**, after tax, increased by USD 108 million, or 51 percent in US dollar terms (45 percent on a local currency basis) to USD 319 million primarily as a result of growth initiatives and changes in the business operating model.
- **Farmers Management Services business operating profit** increased by USD 46 million as a result of increased management fees, which more than offset an increase in expenses related to growth initiatives.

Other Businesses business operating profit increased by USD 174 million with strong results contributed by **Farmers Re, Centre** and **Centrally Managed Businesses. Corporate Functions business operating loss** increased by USD 59 million, primarily as a result of expenses associated with the early redemption of subordinated debt following the issuance of lower cost hybrid debt.

Net income attributable to shareholders increased by USD 673 million, or 33 percent, to USD 2.7 billion, with the prior year affected by the regulatory settlements amounting to USD 262 million, net of tax. The **shareholders' effective tax rate** was 26.0 percent compared with 26.9 percent for the year ended December 31, 2006. The Group's overall effective income tax rate of 28.5 percent, which includes the impact of tax expense attributable to policyholders in certain jurisdictions, decreased by 2.8 percentage points from 31.3 percent for the year ended December 31, 2006, primarily due to lower levels of policyholder net capital gains on investments.

Business volumes in our core operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees increased by 3 percent in US dollar terms, and remained flat on a local currency basis, reflecting both underwriting discipline in all our divisions in a competitive market environment and our ability to find attractive growth opportunities.
- **Global Life** insurance deposits increased by 9 percent in US dollar terms, and by 1 percent on a local currency basis, while gross written premiums and policy fees decreased by 5 percent in US dollar terms, and by 10 percent on a local currency basis, reflecting the strategic shift in business mix from traditional to unit-linked products. New business annual premium equivalent (APE) increased by 12 percent in US dollar terms, and by 5 percent on a local currency basis, driven by the Isle of Man and new product launches in Ireland and the US.
- **Farmers Management Services** management fees and other related revenues increased by 4 percent, reflecting the underlying increase in the gross written premiums of 5 percent in the Farmers Exchanges, which we manage but do not own.

Diluted earnings per share increased by CHF 5.18, or 30 percent, to CHF 22.55 for the six months ended June 30, 2007, compared with CHF 17.37 for the same period in 2006.

Our **business operating profit (after tax) return on common shareholders' equity** slightly decreased by 0.3 percentage points to 20.1 percent. **Return on common shareholders' equity** increased by 1.7 percentage points to 22.3 percent due to a higher relative growth of net income compared with average shareholders' equity.

Measuring business performance

We manage our business units on their underlying performance using the measure of business operating profit. Business operating profit eliminates the impact of financial market volatility and other non-operational variables enabling us to assess the underlying insurance performance of each business.

Business operating profit reflects adjustments for net capital gains on investments and impairments (except for the capital markets and banking operations included in Other Businesses and investments in hedge funds and certain securities held for specific economic hedging purposes), policyholders' share of investment results for the life business, non-operational foreign exchange movements, and significant items arising from special circumstances including gains and losses on divestments of businesses. Business operating profit is not a substitute for net income as determined in accordance with International Financial Reporting Standards (IFRS).

Reconciliation to business operating profit

in USD millions, for the six months ended June 30	**2007**	2006
Net income before income taxes	3,794	3,150
Less income tax expense attributable to policyholders	(130)	(121)
Net income before shareholders' taxes	3,664	3,029
Adjusted for net capital gains on investments and impairments [1]	(4,970)	(2,334)
Policyholder allocation of net capital gains on investments and impairments	4,560	1,900
Net income attributable to minority interests	(27)	(47)
Net gain on divestments of businesses	(2)	–
Restructuring provisions and other [2]	54	375
Business operating profit	3,278	2,923

[1] Excluding capital markets and banking activities, investments in hedge funds and certain securities held for specific economic hedging purposes.
[2] In 2006, legal settlements of USD 325 million, before taxes, were included.

General Insurance highlights

in USD millions, for the six months ended June 30	2007	2006	Change
Gross written premiums and policy fees	19,026	18,454	3%
Net earned premiums and policy fees	14,484	13,900	4%
Insurance benefits and losses, net of reinsurance	(10,465)	(9,839)	(6%)
Net underwriting result	503	764	(34%)
Net investment income	1,773	1,539	15%
Business operating profit	**1,838**	**1,787**	3%
Loss ratio	72.3%	70.8%	(1.5 pts)
Expense ratio	24.2%	23.7%	(0.5 pts)
Combined ratio	**96.5%**	**94.5%**	**(2.0 pts)**

Highlights by division

in USD millions, for the six months ended June 30	Business operating profit		Combined ratio	
	2007	2006	2007	2006
Global Corporate	385	367	94.4%	93.6%
North America Commercial	767	544	92.9%	95.5%
Europe General Insurance	612	811	98.9%	92.5%
International Businesses	76	71	99.5%	99.8%
Group Reinsurance	(1)	(6)	nm	nm
Total	1,838	1,787	96.5%	94.5%

Business operating profit increased by USD 51 million, or 3 percent, to USD 1.8 billion for the six months ended June 30, 2007, with increases across all divisions except Europe General Insurance. An improvement in the net underwriting result in North America Commercial offset the decrease in Europe General Insurance, which was affected by Winter storm Kyrill and the June UK floods. Additionally, net investment income increased by USD 234 million as a result of rising interest rates, as well as an increase in the average invested asset base.

Gross written premiums and policy fees increased by USD 572 million, or 3 percent in US dollar terms, to USD 19.0 billion, while on a local currency basis remaining flat. The market environment continued to be competitive with pressure on rates varying by region, but most significantly affecting North America and the UK.

The **net underwriting result** decreased by USD 261 million, or 34 percent, to USD 503 million, driven by the impact of losses associated with Winter storm Kyrill and the UK floods amounting to USD 488 million for Europe General Insurance and USD 78 million for Global Corporate.

Global Corporate

in USD millions, for the six months ended June 30	**2007**	2006	Change
Gross written premiums and policy fees	4,376	4,426	(1%)
Net underwriting result	136	157	(13%)
Business operating profit	**385**	**367**	**5%**
Loss ratio	77.4%	77.5%	0.1 pts
Expense ratio	17.0%	16.1%	(0.9 pts)
Combined ratio	**94.4%**	**93.6%**	**(0.8 pts)**

Business operating profit increased by USD 18 million, or 5 percent, to USD 385 million for the six months ended June 30, 2007. The decrease in the net underwriting result was more than offset by the USD 64 million increase in net investment income.

Gross written premiums and policy fees decreased by 1 percent in US dollar terms, and by 4 percent on a local currency basis, primarily as a result of the impact of continued rate pressures across all portfolios, particularly those in North America. The high level of customer renewals continued, with new business growth on targeted lines.

The **net underwriting result** decreased by USD 21 million to USD 136 million, reflected in the 0.8 percentage point increase in the combined ratio. The loss ratio decreased by 0.1 percentage points to 77.4 percent as favorable experience in North America and Global Energy mitigated losses of USD 78 million associated with Winter storm Kyrill and the June UK floods. Elements of the improvement in the underlying losses led to higher premium refunds on loss-sensitive business which primarily contributed to the increase in the expense ratio of 0.9 percentage points to 17.0 percent.

North America Commercial

in USD millions, for the six months ended June 30	**2007**	2006	Change
Gross written premiums and policy fees	5,832	6,010	(3%)
Net underwriting result	330	209	58%
Business operating profit	**767**	**544**	**41%**
Loss ratio	65.7%	69.1%	3.4 pts
Expense ratio	27.2%	26.4%	(0.8 pts)
Combined ratio	**92.9%**	**95.5%**	**2.6 pts**

Business operating profit increased by USD 223 million, or 41 percent, to USD 767 billion for the six months ended June 30, 2007, primarily driven by the increase in the net underwriting result. An increase of USD 80 million in net investment income also contributed to the increase.

Gross written premiums and policy fees decreased by USD 178 million, or 3 percent, to USD 5.8 billion. In spite of increasing market pressures, our execution of market segmentation techniques has allowed us to focus our underwriting decisions toward those portfolios providing the highest returns. These actions resulted in maintained market presence within our chosen customer segments, with the largest declines emanating from customer segments that were less attractive.

Net underwriting result increased by USD 121 million to USD 330 million, driven by a 3.4 percentage point decrease in the loss ratio. The 0.8 percentage point increase in the expense ratio to 27.2 percent arose primarily from an increase in underwriting and policy acquisition costs.

Europe General Insurance

in USD millions, for the six months ended June 30	**2007**	2006	Change
Gross written premiums and policy fees	7,457	6,853	9%
Net underwriting result	69	431	(84%)
Business operating profit	**612**	**811**	**(25%)**
Loss ratio	75.7%	69.7%	(6.0 pts)
Expense ratio	23.2%	22.8%	(0.4 pts)
Combined ratio	**98.9%**	**92.5%**	**(6.4 pts)**

Business operating profit decreased by USD 199 million, or 25 percent, to USD 612 million, due to the lower net underwriting result following the catastrophe losses. Net investment income increased across Europe by USD 126 million, driven primarily by the UK. Additionally, Germany benefited from a USD 55 million gain on the sale of own-use property.

Gross written premiums and policy fees increased by 9 percent in US dollar terms, and by 1 percent on a local currency basis despite the increasingly competitive environment. Pressure remained on new business rates, especially in motor, while retention levels and rates on renewals were stable. Strong growth in Spain continued with a 6 percent increase on a local currency basis, driven by new business, primarily in motor. The increase in Switzerland was driven by solid growth in the liability and motor lines of business. Germany and Italy remained flat, while the UK decreased by 1 percent on a local currency basis as a result of the highly competitive market, mainly impacting our property and liability lines of business.

The **net underwriting result** decreased by USD 362 million to USD 69 million, primarily due to the USD 488 million impact of Winter storm Kyrill and the June UK floods. Excluding this impact, the loss ratio improved by 1.8 percentage points, driven by the UK, Germany, Switzerland and Austria. The expense ratio increased by 0.4 percentage points to 23.2 percent as a result of additional expenses associated with investments in our Pan-European platform and Zurich Connect initiatives.

International Businesses

in USD millions, for the six months ended June 30	**2007**	2006	Change
Gross written premiums and policy fees	1,604	1,487	8%
Net underwriting result	6	3	100%
Business operating profit	**76**	**71**	**7%**
Loss ratio	66.1%	65.4%	(0.7 pts)
Expense ratio	33.4%	34.3%	0.9 pts
Combined ratio	**99.5%**	**99.8%**	**0.3 pts**

Business operating profit increased by USD 5 million, or 7 percent, to USD 76 million for the six months ended June 30, 2007, as a result of the contribution from higher premium volumes and the improved combined ratio, which decreased by 0.3 percentage points. Additionally, an increase of USD 24 million in net investment income contributed to the result.

Gross written premiums and policy fees increased by USD 117 million, or 8 percent in US dollar terms, and by 9 percent on a local currency basis, to USD 1.6 billion, with all regions increasing on a local currency basis. Latin America led the increase with higher new business written, particularly in the property and motor lines of business. Higher levels of renewal retention and rate increases on motor business resulted in an increase in South Africa.

Net underwriting result increased by USD 3 million to USD 6 million. The combined ratio decreased by 0.3 percentage points, a combination of a 0.9 percentage point decrease in the expense ratio and a 0.7 percentage point increase in the loss ratio. A decrease in the frequency of large losses and an improvement in the motor lines of business in Latin America did not offset flood losses in Indonesia and Australia and an increase in attritional losses in Australia and South Africa attributable to adverse weather conditions.

Global Life highlights

In addition to the IFRS results, we measure the embedded value of our life insurance business in accordance with the European Embedded Value Principles. Our methodology uses a "bottom-up" market consistent approach allowing explicitly for market risk. In particular, asset and liability cash flows are valued using risk discount rates consistent with those applied to similar cash flows in the capital markets, and options and guarantees are valued using market consistent models calibrated to observable market prices.

in USD millions, for the six months ended June 30	2007	2006	Change
Insurance deposits [1]	5,534	5,056	9%
Gross written premiums and policy fees	4,893	5,134	(5%)
Net investment income	3,797	3,272	16%
Insurance benefits and losses, net of reinsurance	3,121 [2]	(4,557)	168%
Underwriting and policy acquisition costs, net of reinsurance	(702)	(630)	(11%)
Administrative and other operating expenses	(817)	(749)	(9%)
Business operating profit	**721**	**576**	**25%**
Embedded value – highlights			
New business annual premium equivalent (APE) [3]	**1,323**	**1,184**	**12%**
Present value of new business premiums (PVNBP)	10,721	9,343	15%
New business margin, after tax (as % of APE)	**24.1%**	**17.8%**	**6.3 pts**
New business margin, after tax (as % of PVNBP)	3.0%	2.3%	0.7 pts
New business value, after tax	**319**	**211**	**51%**

[1] Insurance deposits in International Businesses for 2006 have been presented to exclude deposits received as funds under management.
[2] Includes a USD 7.0 billion impact from the reinsurance of a significant portion of our UK Life annuities business.
[3] APE is calculated as annual premiums plus 10% of single premiums.

Highlights by region

in USD millions, for the six months ended June 30	Business operating profit		New business value, after tax	
	2007	2006	**2007**	2006
United States	214	108	57	26
United Kingdom	160	128	56	37
Germany	101	78	64	42
Switzerland	96	105	19	4
Rest of Europe	98	106	94	76
of which: Ireland	*35*	*30*	*31*	*24*
of which: Isle of Man	*8*	*16*	*44*	*28*
International Businesses	52	50	29	25
Total	721	576	319	211

Business operating profit increased by USD 145 million, 25 percent in US dollar terms (20 percent on a local currency basis), to USD 721 million for the six months ended June 30, 2007. This increase reflected a benefit of USD 106 million related to the amortization of deferred policy acquisition costs (DPAC) in the US. The UK and Germany also contributed to the increase, while ongoing transfers of group life contracts continued to impact the result in Switzerland.

New business annual premium equivalent (APE) increased by USD 139 million, or 12 percent in US dollar terms (5 percent on a local currency basis). The increase was driven by our international expatriate business in the Isle of Man, with strong sales in Asia and the Middle East. Ireland and the US were also strong contributors primarily due to new product launches. **New business value**, after tax increased by USD 108 million, or 51 percent in US dollar terms (45 percent on a local currency basis), which led to a 6.3 percentage point increase in **new business margin**, after tax of 24.1 percent. We realized benefits from the restructuring of our reinsurance program in the US, from refinements to the business model in Switzerland, from synergies following the merger of our life entities in Germany, volume growth in the Isle of Man and the redesign of certain UK product features.

United States

in USD millions, for the six months ended June 30	**2007**	2006	Change
Insurance deposits	258	259	(0%)
Gross written premiums and policy fees	339	316	7%
Business operating profit	**214**	**108**	**98%**
Embedded value – highlights			
New business annual premium equivalent (APE)	59	53	11%
New business margin, after tax (as % of APE)	96.4%	49.0%	47.4 pts
New business value, after tax	**57**	**26**	**nm**

Business operating profit increased by USD 106 million, or 98 percent to USD 214 million for the six months ended June 30, 2007, as a result of the increase in the DPAC asset of USD 106 million primarily due to improved mortality experience following a more detailed analysis of the profit pattern used for amortization. Gross written premiums and policy fees increased by 7 percent due to the sales of a protection product launched at the end of 2006.

New business annual premium equivalent (APE) increased by 11 percent, as a result of the sales of the new protection product. **New business margin**, after tax increased by 47.4 percentage points to 96.4 percent as a result of the restructuring of our reinsurance program in the first quarter of 2007.

United Kingdom

in USD millions, for the six months ended June 30	**2007**	2006	Change
Insurance deposits	2,375	2,161	10%
Gross written premiums and policy fees	1,014	1,053	(4%)
Business operating profit	**160**	**128**	**25%**
Embedded value – highlights			
New business annual premium equivalent (APE)	440	399	10%
New business margin, after tax (as % of APE)	12.6%	9.2%	3.4 pts
New business value, after tax	**56**	**37**	**51%**

Business operating profit increased by USD 32 million, or 25 percent, to USD 160 million for the six months ended June 30, 2007, due to a combination of lower insurance benefits and losses, improved performance in the Openwork distribution channel and higher investment related income.

New business annual premium equivalent (APE) increased by 10 percent in US dollar terms, while remaining flat on a local currency basis. **New business margin**, after tax increased by 3.4 percentage points to 12.6 percent, reflecting the redesign of certain product features and the revision of mortality assumptions.

Germany

in USD millions, for the six months ended June 30	2007	2006	Change
Insurance deposits	576	418	38%
Gross written premiums and policy fees	1,671	1,637	2%
Business operating profit	**101**	**78**	**29%**
Embedded value – highlights			
New business annual premium equivalent (APE)	218	225	(3%)
New business margin, after tax (as % of APE)	29.4%	18.9%	10.5 pts
New business value, after tax	**64**	**42**	**52%**

Business operating profit increased by USD 23 million, or 29 percent, to USD 101 million for the six months ended June 30, 2007, as we continued to realize benefits from the optimization of the business model. The movement in insurance deposits and gross written premiums and policy fees reflects the continued shift from traditional products to unit-linked products. Insurance deposits increased by 38 percent in USD dollar terms (28 percent on a local currency basis), while gross written premiums and policy fees increased by 2 percent in US dollar terms, and decreased by 5 percent on a local currency basis.

In a declining market, **new business annual premium equivalent** (APE) decreased by 3 percent in US dollar terms, and by 10 percent on a local currency basis, as decreases in annual premiums more than offset increases in single premiums. **New business margin**, after tax increased by 10.5 percentage points to 29.4 percent reflecting both lower costs of guarantees, as well as benefits from the restructuring of our operating model.

Switzerland

in USD millions, for the six months ended June 30	2007	2006	Change
Insurance deposits	54	15	nm
Gross written premiums and policy fees	942	1,205	(22%)
Business operating profit	**96**	**105**	**(9%)**
Embedded value – highlights			
New business annual premium equivalent (APE)	52	46	13%
New business margin, after tax (as % of APE)	36.4%	9.6%	26.8 pts
New business value, after tax	**19**	**4**	**nm**

Business operating profit decreased by USD 9 million, or 9 percent, to USD 96 million for the six months ended June 30, 2007, primarily due to the impact of the continued transfer of group life contracts to independent foundations. In addition, a decrease in the average invested asset base following the transfer of these contracts led to a decrease in net investment income. Insurance deposits increased by USD 39 million to USD 54 million, driven by new distribution channels and the introduction of new products.

New business annual premium equivalent (APE) increased by 13 percent in US dollar terms (9 percent on a local currency basis), as a result of strong growth in individual unit-linked business. **New business margin,** after tax increased by 26.8 percentage points to 36.4 percent, primarily due to the increase in management fees for group life contracts placed with independent foundations and to the benefits realized from refinements to the business model.

Rest of Europe

in USD millions, for the six months ended June 30	**2007**	2006	Change
Insurance deposits	2,007	1,914	5%
Gross written premiums and policy fees	610	631	(3%)
Business operating profit	**98**	**106**	**(8%)**
Embedded value – highlights			
New business annual premium equivalent (APE)	450	374	20%
New business margin, after tax (as % of APE)	20.9%	20.4%	0.5 pts
New business value, after tax	**94**	**76**	**24%**

in USD millions, for the six months ended June 30	**Ireland**		**Isle of Man**	
	2007	2006	**2007**	2006
Insurance deposits	706	559	718	573
Gross written premiums and policy fees	157	110	100	101
Business operating profit	**35**	**30**	**8**	**16**
Embedded value – highlights				
New business annual premium equivalent (APE)	142	101	213	151
New business margin, after tax (as % of APE)	22.2%	23.7%	20.5%	18.6%
New business value, after tax	**31**	**24**	**44**	**28**

Business operating profit decreased by USD 8 million, or 8 percent, to USD 98 million. Ireland contributed an improvement of USD 5 million in business operating profit as a result of continued growth in management fees associated with the growth in insurance deposits and gross written premiums. The Isle of Man decreased as strong volume growth related to our international expatriate and high net worth individual products led to new business strain. The removal of the tax-advantaged status of life policies in Spain led to a decrease in business volumes, while business operating profit improved slightly due to an increase in net investment income. Sales promotions in the first half of 2006, not repeated in 2007, led to a decrease in business operating profit and business volumes in Italy.

New business annual premium equivalent (APE) increased by 20 percent in US dollar terms (15 percent on a local currency basis). Ireland increased following the launch of a new product, in addition to increased sales of existing products, while the Isle of Man reported strong sales in Asia and the Middle East. **New business margin,** after tax increased by 0.5 percentage points to 20.9 percent, primarily due to the volume growth and a revision of persistency assumptions in the Isle of Man. This increase more than offset a decrease in Ireland resulting from investments in growth initiatives.

International Businesses

in USD millions, for the six months ended June 30	2007	2006	Change
Insurance deposits [1]	263	288	(9%)
Gross written premiums and policy fees	320	295	8%
Business operating profit	**52**	**50**	**4%**
Embedded value – highlights			
New business annual premium equivalent (APE)	105	88	19%
New business margin, after tax (as % of APE)	27.9%	28.9%	(1.0 pts)
New business value, after tax	**29**	**25**	**16%**

[1] Insurance deposits in International Businesses for 2006 have been presented to exclude deposits received as funds under management.

Business operating profit increased by USD 2 million to USD 52 million, reflecting a stable contribution by International Businesses to the Global Life result.

New business annual premium equivalent (APE) increased by 19 percent in US dollar terms (18 percent on a local currency basis). This increase was primarily attributable to Hong Kong as the result of a marketing campaign in the first quarter and an expansion in the agency force in Chile. **New business margin,** after tax remains strong at 27.9 percent mainly driven by the profitable sales in Hong Kong and Chile.

Farmers Management Services highlights

in USD millions, for the six months ended June 30	2007	2006	Change
Management fees and other related revenues	1,093	1,054	4%
Management and other related expenses	(552)	(503)	(10%)
Business operating profit	**672**	**626**	**7%**
Gross operating margin	49.5%	52.3%	(2.8 pts)

Business operating profit increased by USD 46 million, or 7 percent, to USD 672 million, for the six months ended June 30, 2007. Management fees and other related revenues increased by USD 39 million driven by increased gross earned premiums in the Farmers Exchanges, which we manage but do not own. Management and other related expenses increased by USD 49 million, primarily due to continued investments in growth and IT-related initiatives, in addition to costs arising from the increased new business volumes generated by the Exchanges. The gross operating margin decreased by 2.8 percentage points to 49.5 percent. Improved investment income also contributed to the increase in business operating profit.

Farmers Exchanges – highlights

in USD millions, for the six months ended June 30	2007	2006	Change
Gross earned premiums	7,558	7,282	4%
Combined ratio	97.7%	95.8%	(1.9 pts)

Gross written premiums at the Farmers Exchanges, which we manage but do not own, increased by 5 percent, leading to a 4 percent increase in gross earned premiums, with all major lines of business contributing to the increase. The combined ratio increased from 95.8 percent to 97.7 percent. The surplus ratio increased by 2.7 percentage points to 41.0 percent as of June 30, 2007.

Other Businesses highlights

in USD millions, for the six months ended June 30	**2007**	2006	Change
Business operating profit:			
Farmers Re	88	87	1%
Centre	122	128	(5%)
Centrally Managed Businesses	220	110	100%
Other	48	(20)	nm
Total business operating profit	478	304	57%

Farmers Re business operating profit remained stable at USD 88 million as a result of the business development of the Farmers Exchanges. **Centre** business operating profit remained at a similar level to prior year as a result of continuing profitable commutation activities. **Centrally Managed Businesses**, which comprise portfolios which we proactively manage to achieve a profitable run-off, contributed a business operating profit increase of USD 110 million. This was largely as a result of successful commutations, as well as increased investment income. The Rest of Other Businesses experienced lower insurance benefits and losses.

Corporate Functions highlights

in USD millions, for the six months ended June 30	**2007**	2006	Change
Net investment income	354	305	16%
Interest expense on debt	(676)	(557)	(21%)
Business operating loss	**(430)**	**(371)**	**(16%)**
Headquarter expenses, after allocations to operating businesses and excluding foreign currency impacts	(45)	(107)	58%

Business operating loss increased by USD 59 million to USD 430 million for the six months ended June 30, 2007, primarily as a result of costs associated with the early redemption of subordinated debt. As a replacement, we issued lower cost hybrid debt. Also contributing to the USD 119 million increase in net funding costs was a higher yield on the floating rate ECAPS issuance and a higher level of intercompany funding, largely offset by an increase in net investment income.

Headquarter expenses decreased by USD 62 million, as a result of higher allocations to the operating businesses.

Investment position and performance

Total investments as shown in the consolidated balance sheet include Group investments, where we bear part or all of the investment risk, and investments for unit-linked products, where policyholders bear the investment risk. Investments for unit-linked products include those held for liabilities related to insurance and investment contracts, except for investment policies with discretionary participation features where the investments are managed as part of Group investments.

Breakdown of investments

in USD millions, as of	06/30/07		12/31/06	
	Group investments	**Unit-linked investments**	Group investments	Unit-linked investments
Cash and cash equivalents	16,851	6,701	17,438	5,685
Equity securities:	18,788	95,485	18,339	90,666
Common stocks, including equity unit trusts	12,077	89,178	11,461	84,824
Unit trusts (debt securities, real estate and short-term investments)	3,247	6,307	3,014	5,842
Common stock portfolios backing participating with-profit policyholder contracts	1,446	–	1,604	–
Trading equity portfolios in capital markets and banking activities	2,018	–	2,260	–
Debt securities	116,730	9,109	126,435	8,922
Real estate held for investment	7,046	8,813	6,921	8,360
Mortgage loans	11,393	–	10,806	–
Policyholders' collateral and other loans	12,634	2	12,634	2
Investments in associates	153	–	153	–
Other investments	2,558	728	2,951	693
Subtotal	186,152	120,838	195,676	114,328
Total investments	**306,990**		**310,003**	

Net sales and maturities of Group investment debt securities of USD 8.1 billion for the six months ended June 30, 2007, were primarily attributable to sales of the assets backing our UK Life annuities business as a result of the reinsurance of that business in June 2007, as well as sales associated with the continued transfer of group life contracts from our Swiss life business to independent foundations. Positive currency effects offset negative revaluations following rising interest rates. Overall, this resulted in a decrease of USD 9.7 billion in our Group investment debt securities.

In accordance with our conservative investment policy, investment grade securities comprise 99 oercent of our debt securities, and 63 percent are rated AAA. US sub-prime mortgage-backed securities comprise approximately 0.2 percentage points of our Group investments, with the majority of the position being rated AAA.

Group investment equity securities increased by USD 449 million, attributable to positive market revaluations resulting from the continued appreciation of equity markets, in addition to positive foreign currency movements. We sold equity securities in the amount of USD 888 million to rebalance our asset allocation, which had changed as a result of the increased value of our equity securities following market appreciation.

Performance of Group investments

We manage our diversified Group investments portfolio to optimize benefits for both shareholders and policyholders while ensuring compliance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee. Investments for unit-linked products are managed in accordance with the investment objectives of each unit-linked fund.

The total investment result comprises the result from both Group investments and unit-linked investments. The investment result for unit-linked products is passed to policyholders through a charge to policyholder dividends and participation in profits, and as such, is not included in the result for Group investments.

Reflecting our outlook for the economy and the capital markets, our investment asset allocation changed to be slightly overweight in equity markets and continued its underweight stance to debt security credit exposure relative to our long-term strategic benchmark. Fixed maturity debt securities are invested in accordance with the profile of the liabilities to limit the overall economic interest rate exposure of the Group. Derivative instruments are primarily used to improve the management of interest rate risk and to provide equity downside protection in Life with-profit funds.

in USD millions, for the six months ended June 30	**2007**	2006	Change
Net investment income	4,282	3,872	11%
Net capital gains on investments and impairments	516	507	2%
Net investment result	4,798	4,379	10%
Net investment return on Group investments [1]	**2.6%**	**2.4%**	**0.2 pts**
Movements in net unrealized gains/(losses) on investments included in total equity	(2,704)	(3,718)	27%
Total investment result, net of investment expenses [2]	**2,093**	**661**	**217%**
Average investments [3]	187,751	182,245	3%
Total return on Group investments [1]	**1.1%**	**0.4%**	**0.7 pts**

[1] Net investment and total return are not annualized.
[2] After deducting investment expenses of USD 125 million and USD 122 million for the six months ended June 30, 2007 and 2006, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 3.2 billion and USD 4.3 billion in the six months ended June 30, 2007 and 2006, respectively.

During the period, total return (net of investment expenses) was 1.1 percent of average investments, driven by equity securities and other investments, representing returns of 6.8 percent and 2.6 percent, respectively. Debt securities, which are invested to match our liability profiles, showed an overall negative return of 0.2 percent due to rising interest rates.

During the period, total **net investment income** was USD 4.3 billion, of which USD 2.9 billion came from debt securities, contributing an investment income yield of 2.4 percent, 21 basis points higher than prior year. Other investments and equity securities contributed USD 1.2 billion and USD 360 million, respectively, both of which outperformed prior year yield by 7 and 5 basis points, respectively. The total investment income yield was 2.3 percent, 16 basis points higher than the same period in the prior year.

Rising interest rates and higher dividend income were the main drivers of the improvement of net investment income of USD 410 million compared with the prior year. General Insurance drove the improvement with an increase of USD 234 million. Global Life contributed an increase of USD 107 million as the benefit from significant positive currency effects and a higher yield offset a lower asset base reflecting the continuing strategic shift to unit-linked products.

During the period, total **net capital gains** were USD 516 million, an increase of USD 9 million compared with the prior year. Equity securities contributed USD 928 million and other investments added another USD 25 million, which were offset by capital losses of USD 435 million from debt securities.

Realized gains on sales of securities of USD 472 million were USD 18 million lower than prior year as a USD 158 million increase in losses on debt securities offset an increase of USD 147 million gains in equity securities.

Net gains from market revaluations were USD 44 million, an increase of USD 27 million over the prior year. Hedge funds, private equity investments and real estate were the main drivers, contributing USD 381 million. These increases offset losses on debt securities of USD 262 million due to higher interest rates.

Movements in net unrealized gains included in total equity were 1.0 billion lower than the prior year, primarily because of lower unrealized losses on debt securities in 2007. During the first six months of 2007, net unrealized losses of USD 2.7 billion from debt securities, which we invest to match the respective liabilities, arose as a result of the approximate increase of 40 to 80 basis points in interest rates across major markets. Despite market appreciation, unrealized gains on equity securities were USD 27 million lower than at December 31, 2006, largely as a result of the realization of gains on equity securities in positive markets in order to maintain the relative asset allocation to equities.

Performance of unit-linked investments

in USD millions, for the six months ended June 30	**2007**	2006	Change
Net investment income	1,769	1,285	38%
Net capital gains on investments and impairments	4,484	1,808	148%
Net investment result, net of investment expenses [1]	6,253	3,093	102%
Average investments	117,583	97,217	21%
Total return on unit-linked investments [2]	**5.3%**	**3.2%**	**2.1 pts**

[1] After deducting investment expenses of USD 224 million and USD 207 million for the six months ended June 30, 2007 and 2006, respectively.
[2] Total return is not annualized.

Unit-linked investments are primarily invested in equity securities. The rate of appreciation in many equity markets was higher during the first six months of 2007 compared with the same period in 2006. Consequently, the value of unit-linked equity securities increased, which led to net capital gains on unit-linked investments more than doubling.

Performance of total investments

in USD millions, for the six months ended June 30	**2007**	2006	Change
Net investment income	6,051	5,156	17%
Net capital gains on investments and impairments	5,000	2,315	116%
Net investment result	11,051	7,471	48%
Net investment return [1]	**3.6%**	**2.7%**	**0.9 pts**
Movements in net unrealized gains/(losses) on investments included in total equity	(2,704)	(3,718)	27%
Total investment result, net of investment expenses [2]	**8,347**	**3,753**	**122%**
Average investments [3]	305,334	279,462	9%
Total return on investments [1]	**2.7%**	**1.3%**	**1.4 pts**

[1] Net investment and total return are not annualized.
[2] After deducting investment expenses of USD 349 million and USD 329 million for the six months ended June 30, 2007 and 2006, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 3.2 billion and USD 4.3 billion in the six months ended June 30, 2007 and 2006, respectively.

Performance of our total investments is the sum of the performance of our Group investments and unit-linked investments.

Insurance and investment contract liabilities

Reserves for losses and loss adjustment expenses

We establish reserves for losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. These estimates are based on assumptions regarding the development of reserved claims, which may be different from the actual development of claims over time. Any changes in estimates are reflected in the operating statement in the period in which estimates are changed.

in USD millions	**2007**	2006	Change
As of January 1			
Gross reserves for losses and loss adjustment expenses	64,535	60,425	
Reinsurers' share	(13,722)	(14,231)	
Net reserves for losses and loss adjustment expenses	50,814	46,194	
Net losses and loss adjustment expenses incurred:			
Current period	11,457	10,619	8%
Prior years	(465)	(180)	nm
Total	10,992	10,439	5%
Total net losses and loss adjustment expenses paid	(9,482)	(9,216)	3%
Acquisitions of companies and businesses	3	–	nm
Foreign currency translation effects	715	1,622	(56%)
As of June 30			
Net reserves for losses and loss adjustment expenses	**53,043**	**49,038**	
Reinsurers' share	13,369	13,999	
Gross reserves for losses and loss adjustment expenses	66,412	63,037	

The majority of the Group's gross reserves for losses and loss adjustment expenses are attributable to the General Insurance segment.

The increase in current year net loss and loss adjustment expenses incurred and paid resulted primarily from Winter storm Kyrill and the UK floods. Favorable prior year development arose primarily from General Insurance (USD 390 million), across a number of countries and lines of business, as well as from favorable activity in Other Businesses.

Reserves for life insurance contracts

in USD millions	Future life policyholders' benefits		Policyholders' contract deposits and other funds		Reserves for unit-linked contracts	
	2007	2006	**2007**	2006	**2007**	2006
As of January 1						
Gross reserves	76,503	71,292	18,934	18,985	66,008	55,691
Reinsurers' share	(1,485)	(1,305)	(3,258)	(3,504)	–	–
Net reserves	75,018	69,987	15,676	15,481	66,008	55,691
Premiums and claims	(10,894)	(2,615)	(441)	(488)	(743)	(596)
Interest and bonuses credited to policyholders	1,452	1,391	614	448	3,541	1,438
Change in assumptions	(65)	11	(3)	(2)	(10)	–
Acquisitions/(divestments)	(2)	(35)	–	–	–	–
Decreases recorded in shareholders' equity	(496)	(519)	(714)	(1,095)	–	–
Foreign currency translation effects	1,371	5,111	245	582	1,166	2,319
As of June 30						
Net reserves	**66,384**	**73,332**	**15,377**	**14,925**	**69,963**	**58,851**
Reinsurers' share	8,819	1,435	3,100	3,380	–	–
Gross reserves	75,203	74,767	18,477	18,305	69,963	58,851

Net future life policyholders' benefits decreased by 12 percent since December 31, 2006, primarily as a result of the UK where we reinsured a significant portion of our annuities business. Additionally, the continued transfer of group life contracts in Switzerland contributed to the decrease.

Net reserves for policyholders' contract deposits and other funds decreased by 2 percent since December 31, 2006, reflecting the continued decline of endowment policies in Germany, as well as negative revaluations resulting in unrealized losses recorded in shareholders' equity.

Reserves for unit-linked contracts increased by 6 percent since December 31, 2006, primarily due to interest and bonuses credited to policyholders in conjunction with equity market appreciation, particularly in the UK and Germany.

Liabilities for investment contracts

in USD millions	**2007**	2006
As of January 1	50,705	40,999
Premiums and claims	(1,367)	(416)
Interest and bonuses credited to policyholders	2,596	1,471
Acquisitions/(divestments)	–	(3)
Decreases recorded in shareholders' equity	(22)	(50)
Foreign currency translation effects	1,552	2,811
As of June 30	**53,465**	**44,812**

Liabilities for investment contracts, with and without discretionary participation features, increased by 5 percent, primarily due to interest and bonuses credited to policyholders following equity market appreciation in the UK.

Capitalization and indebtedness

in USD millions, as of	06/30/07	12/31/06	Change
Collateralized loans	2,243	2,426	(8%)
Debt related to capital markets and banking activities	1,403	1,889	(26%)
Obligation to repurchase securities	5,820	6,144	(5%)
Total operational debt	9,466	10,459	(9%)
Senior debt	2,670	2,906	(8%)
Subordinated debt	5,367	4,808	12%
Total financial debt [1]	8,037	7,714	4%
Shareholders' equity	26,077	25,587	2%
Minority interests	329	517	(36%)
Total equity	26,406	26,105	1%
Total financial debt and equity	**34,443**	**33,819**	**2%**

[1] Financial debt includes USD 100 million of non-recourse borrowings, as of June 30, 2007, and December 31, 2006, directly related to leveraged real estate held for investment.

Total operational debt decreased by 9 percent from December 31, 2006 to June 30, 2007. The 8 percent decrease in our collateralized loans balance resulted from maturities of the mortgage loans securing them. Debt related to capital markets and banking activities decreased by 26 percent as a result of the maturity of a number of loans. Our obligation to repurchase securities decreased by 5 percent due to reduced repo activities in our UK Life business.

On May 9, 2007 ZFS Finance (USA) Trust IV and ZFS Finance (USA) Trust V issued USD 500 million of Series IV and USD 1 billion of Series V Fixed / Floating Rate Trust Preferred Securities. Series IV is a 5.875% USD 500 million tranche maturing in 2062, callable from 2012, and Series V is a 6.5% USD 1 billion tranche maturing in 2067, callable from 2017. Part of the proceeds was used to redeem USD 1 billion of 8.376% Capital Securities early at a redemption price of 104.188%, resulting in a charge to income of USD 52 million.

The Group's Euro Medium Term Note (EMTN) Programme allows for the potential issuance of up to USD 6 billion of senior and subordinated notes, of which USD 3.7 billion was issued as of June 30, 2007.

The Group has access to a syndicated revolving credit facility of USD 3 billion that terminates in 2011. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc. are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of June 30, 2007.

Dunbar Bank has access to various committed credit facilities totaling GBP 425 million. Borrowings of GBP 10 million were outstanding under these facilities as of June 30, 2007.

Zurich Bank has access to various committed credit facilities totaling GBP 210 million. No borrowings were outstanding under this facility as of June 30, 2007.

In June 2007 Standard & Poor's upgraded Zurich's credit rating to AA- from A+ reflecting major and sustained improvement in our operating performance above expectations, strong and credible commitment to value creation, combined with a successful execution track record and a positive impetus from continuously improving enterprise risk management programs.

Total equity

in USD millions	Shareholders' equity	Minority interests	Total equity
As of December 31, 2006, as previously reported	26,531	525	27,056
Adjustment arising from change in accounting policy related to IAS 19	(944)	(8)	(952)
As of December 31, 2006, as restated	**25,588**	**517**	**26,105**
Issuance of share capital	134	–	134
Dividends	(1,313)	(8)	(1,321)
Share-based payment transactions	(54)	–	(54)
Treasury share transactions	8	–	8
Share buyback program	(1,025)	–	(1,025)
Total recognized income and expense, net of tax	2,737	35	2,772
Net changes in capitalization and minority interests	–	(215)	(215)
As of June 30, 2007	**26,077**	**329**	**26,406**

Restated total equity increased by USD 301 million since December 31, 2006. Total income and expense, net of tax, contributed USD 2.7 billion to total equity, which was partially offset by the dividend distribution and the impact of our share buyback program.

In May 2007 we listed 3,242,444 shares of contingent capital in the SWX Swiss Exchange to fulfill obligations under employee share and option plans. Proceeds from the shares issued as of June 30, 2007 totaled USD 134 million.

A dividend of CHF 11 per registered share, representing a charge of USD 1.3 billion to shareholders' equity, was paid on April 10, 2007, after approval at the Annual General Meeting on April 3, 2007.

We have completed the share buyback program of up to CHF 1.25 billion, which the Board of Zurich Financial Services authorized on February 15, 2007. As of June 30, 2007, 3,432,500 fully paid shares, with a nominal value CHF 0.10, have been bought back at an average price of CHF 364 per share, with a total cost of USD 1.0 billion. A proposal to cancel all repurchased shares will be submitted to shareholders at the Annual General Meeting in 2008. As of June 30, 2007, the number of treasury shares deducted from equity was 3,602,718, which comprises shares repurchased under the buyback program and shares held to cover employee share and option plans.

As of December 31, 2006, shareholders' equity included USD 1.3 billion of net unrecognized actuarial gains and losses. The deficit decreased to USD 565 million as of June 30, 2007, driven by market appreciation, assumption changes and the implementation of a Contractual Trust Agreement in Germany.

Cash flows

Summary of cash flows

in USD millions, for the six months ended June 30	2007	2006
Net cash provided by/(used in) operating activities	4,789	(1,331)
Net cash provided by/(used in) investing activities	(233)	(76)
Net cash used in financing activities	(3,113)	(770)
Foreign currency translation effects on cash and cash equivalents	301	973
Cash and cash equivalents as of June 30 excluding cash received as collateral for securities lending	21,046	17,707
Change in cash received as collateral for securities lending	(1,314)	(514)
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	23,122	23,482
Cash and cash equivalents as of June 30, including cash received as collateral for securities lending	**23,552**	**21,764**

All operating segments except for Corporate Functions contributed to the USD 4.8 billion net cash provided by operating activities for the six months ended June 30, 2007. This includes a positive cash contribution from the sale of securities in advance of the Bristol West acquisition by approximately USD 700 million. Net cash used in financing activities was USD 3.1 billion for the six months ended June 30, 2007. The net cash outflow was predominantly due to dividend payments and our share buyback program. A net positive contribution of USD 237 million resulted from the issuance of hybrid debt in May 2007, which exceeded the early redemption of subordinated debt.

Currency translation impact

We operate worldwide in multiple currencies and seek to match our foreign exchange exposures on an economic basis. As we have chosen the US dollar as our presentation currency, differences arise when functional currencies are translated into our presentation currency. The table below shows the effect of foreign currency rates on the translation of selected line items.

Selected income statement items

variance over the prior period, for the six months ended June 30, 2007	in USD millions	in %
Gross written premiums and policy fees	926	4%
Insurance benefits and losses, net of reinsurance	26	0%
Net income attributable to shareholders	77	4%

Selected balance sheet items

variance over December 31, 2006, as of June 30, 2007	in USD millions	in %
Total investments	5,269	2%
Reserves for insurance contracts, gross	3,823	2%
Cumulative translation adjustment in total equity	385	1%

The income statements are translated at average exchange rates where the weakness of the US dollar during the six months ended June 30, 2007, compared with the same period in the prior year, had the effect of increasing most items in the income statements, and in particular gross written premiums and policy fees and net income attributable to shareholders.

Due to the weakness of the US dollar as of June 30, 2007, foreign currency translation had the effect of increasing most balance sheet positions, which are translated at the end-of-period rate.

Consolidated Financial Statements

Consolidated income statements (unaudited)

in USD millions, for the six months ended June 30	Notes	**2007**	2006
Revenues			
Gross written premiums and policy fees		25,072	24,605
Less premiums ceded to reinsurers [1]		(10,384)	(3,114)
Net written premiums and policy fees		14,688	21,492
Net change in reserves for unearned premiums	6	(1,670)	(1,588)
Net earned premiums and policy fees		13,017	19,904
Farmers management fees		1,093	1,054
Net investment income	5	6,051	5,156
Net capital gains on investments and impairments	5	5,000	2,315
Net gain on divestments of businesses	4	2	-
Other income		909	722
Total revenues		26,073	29,151
Benefits, losses and expenses			
Insurance benefits and losses, gross of reinsurance	6	17,058	16,806
Less ceded insurance benefits and losses [1]	6	(9,131)	(1,859)
Insurance benefits and losses, net of reinsurance	6	7,927	14,947
Policyholder dividends and participation in profits	6	6,963	3,735
Underwriting and policy acquisition costs, net of reinsurance	6	3,541	3,328
Administrative and other operating expense		2,917	3,125
Amortization and impairments of intangible assets		115	122
Interest expense on debt	12	345	294
Interest credited to policyholders and other interest		472	450
Total benefits, losses and expenses		22,279	26,001
Net income before income taxes		3,794	3,150
Income tax expense	11	(1,083)	(1,092)
of which: – attributable to policyholders	11	(130)	(121)
– attributable to shareholders	11	(952)	(971)
Net income after taxes		**2,711**	**2,058**
Net income attributable to minority interests		(27)	(47)
Net income attributable to shareholders		**2,684**	**2,011**
in USD			
Basic earnings per share	15	18.53	13.77
Diluted earnings per share	15	18.37	13.69
in CHF			
Basic earnings per share	15	22.74	17.47
Diluted earnings per share	15	22.55	17.37

[1] Information pertaining to the transfer of the UK annuity business is contained in Note 3 of the financial statements. As a direct result of this transaction, premiums ceded to reinsurers include an amount of USD 7,268 million and ceded insurance benefits and losses include an amount of USD 6,982 million.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of recognized income and expenses (unaudited)

in USD millions, for the six months ended June 30	2007	2006
Net income attributable to shareholders	**2,684**	**2,011**
Net unrealized gains/(losses) on investments	(1,072)	(1,781)
Available for sale investments:	(1,003)	(1,781)
Change in net unrealized gains/(losses) (excluding currency translation adjustments)	(937)	(1,816)
Foreign currency translation adjustments	12	67
Net realized gains/(losses) and impairment charges reclassified to the income statement	(78)	(32)
Change in fair value of cash flow hedges	(69)	–
Cumulative translation adjustments	386	381
Net other recognized income and expense	739	611
Actuarial gains/(losses) on pension plans	719	611
Revaluation reserve from step acquisition	20	-
Total recognized income and expenses	**2,737**	**1,222**

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated balance sheets (unaudited)

Assets

in USD millions, as of	Notes	**06/30/07**	12/31/06
Investments			
Cash and cash equivalents		23,551	23,122
Equity securities		114,273	109,005
Debt securities		125,839	135,357
Real estate held for investment		15,860	15,281
Mortgage loans		11,393	10,806
Policyholders' collateral and other loans		12,636	12,636
Investments in associates		153	153
Other investments		3,286	3,644
Total investments [1]	5	306,990	310,003
Reinsurers' share of reserves for insurance contracts [1]		27,175	20,063
Deposits made under assumed reinsurance contracts		1,471	2,022
Deferred policy acquisition costs	10	14,138	13,197
Deferred origination costs	10	938	815
Accrued investment income [1]		2,709	2,654
Receivables		12,910	11,436
Other assets		3,419	3,914
Mortgage loans given as collateral		2,243	2,426
Deferred tax assets	11	2,053	2,727
Property and equipment		1,925	1,905
Goodwill	13	890	660
Other intangible assets	13	2,658	2,425
Total assets		**379,519**	**374,246**

[1] Information pertaining to the transfer of the UK annuity business is contained in Note 3 of the financial statements. As a direct result of this transaction, investments and associated other assets decreased by USD 7,410 million and reinsurers' share of reserves for insurance contracts increased by USD 7,119 million.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Liabilities and equity

in USD millions, as of	Notes	06/30/07	12/31/06
Liabilities			
Reserve for premium refunds		677	655
Liabilities for investment contracts	8	53,465	50,705
Deposits received under ceded reinsurance contracts		1,811	2,375
Deferred front-end fees		5,662	5,395
Reserves for insurance contracts	7	246,795	240,648
Obligation to repurchase securities		5,820	6,144
Accrued liabilities		2,821	2,676
Other liabilities		19,678	22,757
Collateralized loans		2,243	2,426
Deferred tax liabilities	11	4,701	4,757
Debt related to capital markets and banking activities	12	1,403	1,889
Senior and subordinated debt	12	8,037	7,713
Total liabilities		**353,113**	**348,142**
Equity			
Share capital		10	10
Additional paid-in capital		10,328	10,448
Net unrealized gains/(losses) on investments		(253)	819
Cumulative translation adjustment		1,208	823
Other recognized income and expenses		(546)	(1,286)
Retained earnings		14,657	14,102
Common shareholders' equity		25,405	24,916
Preferred securities		671	671
Shareholders' equity		26,077	25,587
Minority interests		329	517
Total equity		**26,406**	**26,105**
Total liabilities and shareholders' equity		**379,519**	**374,246**

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of cash flows (unaudited)

in USD millions, for the six months ended June 30	**2007**	2006
Cash flows from operating activities		
Net income attributable to shareholders	2,684	2,011
Adjustments for:		
Net gain on divestments of businesses	(2)	–
Share of equity in income from investments in associates	(12)	(35)
Depreciation, amortization and impairments of fixed and intangible assets	211	217
Other non-cash items	129	767
Underwriting activities:	(2,700)	2,951
Reserves for insurance contracts, gross	*3,321*	*2,256*
Reinsurers' share of reserves for insurance contracts	*(6,582)*	*202*
Liabilities for investment contracts	*1,204*	*930*
Deferred policy acquisition costs	*(521)*	*(609)*
Deferred origination costs	*(99)*	*(43)*
Deposits made under assumed reinsurance contracts	*551*	*442*
Deposits received under ceded reinsurance contracts	*(574)*	*(227)*
Investments:	5,552	(6,480)
Net capital gains on investments and impairments	*(5,000)*	*(2,315)*
Net change in trading securities	*23*	*(283)*
Sales and maturities		
Debt securities	*44,482*	*31,145*
Equity securities	*30,758*	*24,565*
Other (primarily other investments)	*13,336*	*11,676*
Purchases		
Debt securities	*(36,633)*	*(34,464)*
Equity securities	*(28,151)*	*(24,037)*
Other (primarily other investments)	*(13,263)*	*(12,767)*
Movement in receivables and payables	(490)	123
Net changes in other operational assets and liabilities	(1,440)	(1,374)
Deferred income tax, net	857	489
Net cash provided by/(used in) operating activities	4,789	(1,331)

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

in USD millions, for the six months ended June 30	**2007**	2006
Cash flows from investing activities		
Sales of property and equipment	102	50
Purchase of property and equipment	(129)	(137)
Investments in associates, net	7	7
Acquisitions of companies, net of cash acquired	27	–
Divestments of companies, net of cash balances	18	–
Other acquisitions and divestments related cashflow [1]	(260)	–
Dividends from associates	2	4
Net cash provided by/(used in) investing activities	(233)	(76)
Cash flows from financing activities		
Proceeds from sale and repurchase agreements	(471)	(110)
Dividends paid	(1,315)	(34)
Share buyback	(1,018)	–
Redemption of preferred securities and repayments to minority interests	–	(794)
Issuance of debt	1,651	87
Payments on debt outstanding	(1,414)	(111)
Net change of debt for capital markets and banking activities	(545)	192
Net cash (used in) financing activities	(3,113)	(770)
Foreign currency translation effects on cash and cash equivalents	301	973
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending	1,744	(1,204)
Cash and cash equivalents as of January 1 excluding cash received as collateral for securities lending	19,302	18,911
Cash and cash equivalents as of June 30 excluding cash received as collateral for securities lending	**21,046**	**17,707**
Change in cash received as collateral for securities lending	(1,314)	(514)
Cash and cash equivalents as of January 1, including cash received as collateral for securities lending	23,122	23,482
Cash and cash equivalents as of June 30, including cash received as collateral for securities lending	**23,552**	**21,764**
Other supplementary cash flow disclosures		
in USD millions		
Other interest income received	4,541	3,779
Dividend income received	1,384	1,120
Other interest expense paid	(756)	(662)
Income tax paid	(1,046)	(853)

[1] This line item consists of acquisitions that have not yet been fully consolidated in the current period. The line contains the cash outflow associated with the acquisition of NASTA.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

As of June 30, 2007 and 2006, cash and cash equivalents restricted as to use were USD 900 million and USD 335 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 6,701 million and USD 5,141 million as of June 30, 2007 and 2006, respectively. Cash received as collateral for securities lending was USD 2,506 million and USD 4,057 million as of June 30, 2007 and 2006, respectively.

Cash and cash equivalents

in USD millions, as of June 30	2007	2006
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	5,865	4,604
Cash equivalents	15,181	13,103
Cash held as collateral for securities lending	2,506	4,057
Total	**23,552**	**21,764**

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of equity (unaudited)

in USD millions	Share capital	Treasury shares
Balance as of December 31, 2005, as previously reported	186	–
Total adjustments due to implementation of IAS 19 SoRIE option	–	–
Balance as of December 31, 2005, as restated	186	–
Issuance of share capital	1	–
Distributions to shareholders:		
Nominal value reduction of share capital [1]	(177)	–
Dividends	–	–
Redemption of preferred securities	–	–
Share-based payment transactions	–	–
Treasury share transactions	–	–
Total recognized income and expense, net of tax	–	–
Net changes in capitalization and minority interests	–	–
Balance as of June 30, 2006	10	–
Balance as of December 31, 2006, as previously reported	10	–
Total adjustments due to implementation of IAS 19 SoRIE option	–	–
Balance as of December 31, 2006, as restated	10	–
Issuance of share capital [2]	–	–
Distributions to shareholders:		
Nominal value reduction of share capital	–	–
Dividends	–	–
Redemption of preferred securities	–	–
Share-based payment transactions	–	–
Treasury share transactions	–	–
Share buyback program [3]	–	–
Total recognized income and expense, net of tax	–	–
Net changes in capitalization and minority interests	–	–
Balance as of June 30, 2007	**10**	**–**

[1] As approved by the Annual General Meeting on April 20, 2006, the share capital was reduced by a nominal value reduction of CHF 2.40 per share from CHF 2.50 to CHF 0.10 in respect of each registered share. The payment to shareholders relates to this nominal value reduction. The nominal value reduction of share capital in USD is adjusted for cumulative translation adjustments.

[2] The number of common shares in issue as of June 30, 2007 was 145,472,560 (December 31, 2006: 144,749,399, December 31, 2005: 144,006,955, June 30, 2006: 144,562,201).

[3] On February 15, 2007, the Board of Zurich Financial Services authorized a share buyback of up to CHF 1.25 billion (approximately USD 1 billion) over the course of 2007. A proposal to cancel all repurchased shares will be submitted to shareholders at the Annual General Meeting in 2008. As of June 30, 2007, 3,432,500 fully paid shares, with nominal value CHF 0.10, have been bought back at an average price of CHF 364.00 per share. The total cost of USD 1,025 million was deducted from shareholders' equity. As of June 30, 2007 the number of treasury shares deducted from equity was 3,602,718, which comprises shares repurchased under the buy back program and shares held to cover employee share and option plans.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Additional paid-in capital	Net unrealized gains/(losses) on investments	Cumulative translation adjustment	Net other recognized income and expense	Retained earnings	Common share-holders' equity	Preferred securities	Total share-holders' equity	Minority interests	Total equity
10,316	1,138	(111)	–	9,801	21,330	1,096	22,426	814	23,240
–	–	–	(1,658)	248	(1,410)	–	(1,410)	(8)	(1,418)
10,316	1,138	(111)	(1,658)	10,049	19,920	1,096	21,016	806	21,822
76	–	–	–	–	77	–	77	–	77
–	–	–	–	–	(177)	–	(177)	–	(177)
–	–	–	–	(524)	(524)	(26)	(550)	(8)	(558)
–	–	–	–	–	–	(425)	(425)	(355)	(780)
(25)	–	–	–	–	(25)	–	(25)	–	(25)
1	–	–	–	–	1	–	1	–	1
–	(1,781)	381	611	1,985	1,196	26	1,222	87	1,309
–	–	–	–	–	–	–	–	(31)	(31)
10,367	(643)	270	(1,048)	11,510	20,468	671	21,139	499	21,637
10,448	819	823	–	13,760	25,860	671	26,531	525	27,056
–	–	–	(1,286)	342	(944)	–	(944)	(8)	(952)
10,448	819	823	(1,286)	14,102	24,917	671	25,588	517	26,105
134	–	–	–	–	134	–	134	–	134
–	–	–	–	–	–	–	–	–	–
–	–	–	–	(1,292)	(1,292)	(21)	(1,313)	(8)	(1,321)
–	–	–	–	–	–	–	–	–	–
(54)	–	–	–	–	(54)	–	(54)	–	(54)
8	–	–	–	–	8	–	8	–	8
(208)	–	–	–	(817)	(1,025)	–	(1,025)	–	(1,025)
–	(1,072)	386	739	2,662	2,716	21	2,737	35	2,772
–	–	–	–	–	–	–	–	(215)	(215)
10,328	**(253)**	**1,208**	**(546)**	**14,657**	**25,405**	**671**	**26,077**	**329**	**26,406**

1. Basis of presentation

The half year consolidated financial statements have been prepared in accordance with International Accounting Standard 34, «Interim Financial Reporting». The accounting policies used to prepare the consolidated financial statements comply with International Financial Reporting Standards (IFRS), and are consistent with those set out in the notes to the Annual Report 2006 of Zurich Financial Services Group (the Group) except as set out in note 3 below.

The unaudited half year consolidated financial statements should be read in conjunction with the Group's Annual Report 2006. The Group's independent auditors have reviewed the unaudited half year consolidated financial statements. Their report is set out on page 67.

Certain amounts recorded in the half year consolidated financial statements reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

The consolidated financial statements have been prepared in USD millions. Unless otherwise stated, figures are rounded to the nearest million. Rounded totals and the sum of rounded amounts may not be equal; percentage calculations are based on underlying amounts and may be different to percentages calculated using the disclosed rounded amounts. This approach has also been used for comparative figures.

Segment information
The Group is managed on a matrix basis, reflecting both line of business and geography. Accordingly, segment information is presented in two formats. The primary format is based on the operating businesses of the Group and how they are strategically managed to offer different products and services to specific customer groups. The Group's primary segments are defined as follows:

- General Insurance
- Global Life
- Farmers Management Services
- Other Businesses, and
- Corporate Functions

In order to be consistent with the Group's management structure, the following transfers between primary segments have been made for 2007 financial reporting:

- Universal Underwriters Life Insurance Company from General Insurance to Other Businesses
- ZSFH LLC from Other Businesses to Corporate Functions

The 2006 results have been restated to reflect these changes.

In 2006 Zurich Global Corporate (UK) Limited, Zurich Professional (UK) Limited, ZSL Financing (UK) Limited, Zurich Corporate Solutions (UK) Limited and certain lines of business of Eagle Star Insurance Company Limited were put into run-off as of April 1, 2006 and therefore were transferred from General Insurance to Other Businesses.

The Group's secondary format for segment information is geographic:

- North America
- Europe
- International Businesses, and
- Central Region

The only change concerning these secondary segments in 2007 was the transfer of Universal Underwriters Life Insurance Company from North America to Central Region.

The accounting policies for the segments are the same as those for the Group described in the summary of significant accounting policies in the Annual Report 2006, except as set out in note 3 below. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices, with the exception of realized capital gains/(losses), which are eliminated.

2. Foreign currency translation and transactions

The table below summarizes the principal exchange rates that have been used for translation purposes. Net losses on foreign currency transactions included in the consolidated operating statements were USD (15) million and USD (24) million for the six months ended June 30, 2007 and 2006, respectively. Foreign currency exchange forward and swap gains included in the amounts above were USD 14 million and USD 99 million for the six months ended June 30, 2007 and 2006, respectively.

Table 2.1

Principal exchange rates

USD per foreign currency unit	Balance sheets as of		Income statements and cash flows for the period ended	
	06/30/07	12/31/06	**06/30/07**	06/30/06
Euro	1.3542	1.3199	1.3291	1.2304
Swiss franc	0.8186	0.8203	0.8146	0.7882
British pound sterling	2.0088	1.9589	1.9701	1.7906

3. Basis of current and future presentation and comparability

Effect of new and revised accounting standards in 2007

For 2007 reporting, we have adopted the Statement of Recognized Income and Expense (SoRIE) option under IAS 19 Employee Benefits to recognize actuarial gains and losses arising from defined benefit pension and other defined benefit post-retirement plans as a liability with a corresponding adjustment to shareholders' equity after allowing for deferred taxes. As a result, we have reversed the charge recorded in the 2006 income statement for the unrecognized actuarial gains and losses. In previous years, the net cumulative unrecognized actuarial gains and losses exceeding ten percent of the higher of the defined benefit obligation and the fair value of plan assets were not recognized on the balance sheet, but rather through the income statement over the expected average remaining working lives of the employees participating in the plan (corridor approach). Therefore, 2006 figures have been restated to reflect this change as follows:

Table 3.1

in USD millions	As reported	Amount of restatement	As restated
as of December 31, 2006			
Total equity	27,056	(952)	26,104
Other liabilities	21,368	1,389	22,757
for the six months ended June 30, 2006			
Net income attributable to shareholders	1,957	54	2,011

Transfer of UK annuity business

During the period, the Group's life operations in the United Kingdom entered into a reinsurance agreement to transfer the risk associated with a significant position of an annuities portfolio in the UK as of January 1, 2007. This is intended to be a first step in a transaction in which, subject to local regulatory and court approvals, the policies will be commuted to the reinsurer, who will then assume all rights and obligations under the policies.

As a result of the transaction, premiums ceded to reinsurers and ceded insurance benefits and losses increased by USD 7.3 billion and USD 7.0 billion, respectively. The transaction resulted in a net loss after tax of USD 59 million. In the consolidated balance sheets, total investments and associated other assets decreased by USD 7.4 billion and reinsurers' share of reserves for insurance contracts increased by USD 7.1 billion.

4. Changes in the scope of consolidation

During the six months ended June 30, 2007, the Group completed the acquisition and divestment of several businesses.

Changes in 2007

Acquisitions
On January 2, 2007, the Group purchased all of the remaining shares in the insurance intermediary Endsleigh Limited in the United Kingdom ("Endsleigh"). Since 2002 the Group had owned 45% of Endsleigh. An asset revaluation surplus arose from the revaluation of tangible and intangible assets of Endsleigh acquired by the Group in 2002 to the fair values of the initial accounting in 2007.

On March 5, 2007, the Group purchased 100% of the Spanish surety writer ACC Seguros y Reaseguros de Daños, S.A. ("ACC").

Goodwill arising from the initial accounting of these acquisitions amounted to USD 99 million, representing the expected growth opportunities and synergies within the Group. Identifiable intangible assets net of deferred tax amounted to USD 79 million, of which a major part related to contractual relationships.

Business combinations

Table 4.1

in USD millions, for the six months ended June 30	Endsleigh	ACC	Total
Book value of net assets prior to acquisition	(3)	13	10
Fair value of net tangible assets acquired	(49)	16	(33)
Asset revaluation surplus	(20)	–	(20)
Separately identifiable intangible assets net of deferred tax	63	16	79
Goodwill	90	9	99
Total acquisition costs	84	41	125
Cash consideration	63	31	94
Equity instruments transferred	18	–	18
Transaction costs	3	1	4
Present value of deferred payments	–	9	9
Total acquisition costs	84	41	125
Cash and cash equivalents acquired	98	27	125

The Group purchased 66% of the insurance company OOO "NASTA" in Russia ("Nasta") with an agreed path to 100% ownership by 2010. The transaction closed on April 4, 2007 and has been recorded as an unconsolidated investment under Other assets. The total consideration for the acquisition of 100% interest in Nasta will be composed of an initial cash payment (USD 260 million) and deferred payments. This total consideration is subject to purchase price provisions that depend on the occurrence of certain events. The Group is currently in the process of preparing the initial accounting.

Divestments

On February 1, 2007 the Group divested all of its shares in Truckwriters, Inc. in the United States, a specialist insurer for the trucking industry. In Australia, the Group sold Finium Trustee Limited and the Zurich Master Super Fund on May 31 and June 30, 2007 respectively, both being part of Australia's superannuation business.

In the six months ended June 30, 2007, the Group recorded a gain on divestments before tax of USD 3 million. Total cash and net assets divested were USD 5 million and USD 20 million, respectively. The total consideration received net of transaction costs of USD 3 million amounted to USD 23 million.

Changes in 2006

In the six months ended June 30, 2006, the Group did not complete any significant acquisitions or divestments.

Significant events after the balance sheet date

On July 3, 2007, Farmers Group, Inc. ("FGI") completed the acquisition of 100% of Bristol West Holdings, Inc. with total acquisition costs of USD 723 million (including transaction costs of USD 9 million). As part of the transaction, FGI sold the underlying insurance business, consisting of non-standard auto insurance, to the Farmers Exchanges (which FGI manages but does not own) for USD 370 million. The Group is currently in the process of preparing the initial accounting and expects the majority of the difference between the consideration paid and the consideration received from Farmers Exchanges to be capitalized as goodwill. This transaction did not have an impact on the scope of the Group consolidation for the reporting period ended June 30, 2007.

5. Investments

A summary of net investment income and net capital gains, losses and impairments is given below.

Investment result

Table 5.1

in USD millions, for the six months ended June 30	Net investment income		Net capital gains/ (losses) on investments and impairments [1]		Investment result	
	2007	2006	**2007**	2006	**2007**	2006
Cash and cash equivalents	428	313	11	3	439	316
Equity securities	1,691	1,275	5,450	2,319	7,141	3,594
Debt securities	3,057	2,727	(698)	(622)	2,359	2,106
Real estate held for investment	464	408	314	630	778	1,037
Mortgage loans	261	233	–	3	260	235
Policyholders' collateral and other loans	278	296	(6)	(4)	272	292
Investments in associates	12	35	(2)	2	11	36
Other investments	208	200	(68)	(16)	140	184
Short-term investments	56	61	–	–	56	61
Investments held by investment companies	1	4	98	90	100	94
Other [2]	151	135	(166)	(106)	(16)	29
Investment result, gross	6,400	5,485	5,000	2,315	11,400	7,800
Investment expenses [3]	(349)	(329)	–	–	(349)	(329)
Investment result, net	**6,051**	**5,156**	**5,000**	**2,315**	**11,051**	**7,471**

[1] Impairments on total investments amounted to USD 6 million and USD 2 million for the six months ended June 30, 2007 and 2006, respectively.
[2] Including net capital losses on derivative financial instruments of USD (170) million and USD (100) million for the six months ended June 30, 2007 and 2006, respectively. Thererof net capital losses on derivatives attributable to cash flow hedging of USD (12) million for the six months ended June 30, 2007.
[3] Including rental operating expenses for real estate held for investment of USD 87 million and 72 million for the six months ended June 30, 2007 and 2006, respectively.

Details of the investment balances as of June 30, 2007 and December 31, 2006 are given in the tables below by measurement category.

Table 5 2

Breakdown of total investments

as of	Total investments			
	06/30/07		12/31/06	
	USD millions	% of total	USD millions	% of total
Cash and cash equivalents	23,551	7.7%	23,122	7.5%
Equity securities (including trading equity portfolios in capital markets and banking activities):				
Fair value through profit or loss	99,855	32.5%	95,049	30.7%
of which: trading	2,924	1.0%	2,778	0.9%
of which: trading equity portfolios in capital markets and banking activities	2,018	0.7%	2,260	0.7%
Available-for-sale	14,418	4.7%	13,956	4.5%
Total equity securities	114,273	37.2%	109,005	35.2%
Debt securities:				
Fair value through profit or loss	17,422	5.7%	17,572	5.7%
of which: trading	532	0.2%	547	0.2%
Available-for-sale	102,930	33.5%	112,128	36.2%
Held-to-maturity	5,487	1.8%	5,657	1.8%
Total debt securities	125,839	41.0%	135,357	43.7%
Real estate held for investment	15,860	5.2%	15,281	4.9%
Mortgage loans	11,393	3.7%	10,806	3.5%
Policyholders' collateral and other loans	12,636	4.1%	12,636	4.1%
Investments in associates	153	0.0%	153	0.0%
Other investments:				
Short-term investments	1,617	0.5%	1,703	0.5%
Investments held by investment companies	1,591	0.5%	1,862	0.6%
Other	78	0.0%	79	0.0%
Total other investments	3,286	1.1%	3,644	1.2%
Total investments	**306,990**	**100.0%**	**310,003**	**100.0%**

As of June 30, 2007 and December 31, 2006 investments included USD 9,847 million and USD 11,512 million, respectively, of loaned securities. Cash and cash equivalents contained USD 2,506 million and USD 3,820 million of cash received as collateral for loaned securities as of June 30, 2007 and December 31, 2006, respectively. Non-cash collateral received for loaned securities was USD 7,193 million and USD 7,654 million as of June 30, 2007 and December 31, 2006, respectively.

Table 5 3

Realized capital gains/(losses) and impairments on available-for-sale debt and equity securities

in USD millions, for the six months ended June 30	Equity securities		Debt securities		Total	
	2007	2006	**2007**	2006	**2007**	2006
Gross realized capital gains	695	520	389	177	1,083	697
Gross realized capital losses	(48)	(20)	(561)	(192)	(610)	(212)
Impairments	(7)	1	6	1	(1)	1
Total	**639**	**500**	**(166)**	**(14)**	**473**	**486**

Table 5 4

Unrealized net gains/(losses) on investments included in shareholders' equity

in USD millions, as of	Total	
	06/30/07	12/31/06
Equity securities: available-for-sale	2,007	2,034
Debt securities: available-for-sale	(2,570)	120
Other	150	137
Less: amount of net unrealized (gains)/losses on investments attributable to:		
Life policyholder dividends and other policyholder liabilities	121	(1,038)
Life deferred acquisition costs	78	(96)
Deferred income taxes	(28)	(312)
Minority interests	(11)	(26)
Total	**(253)**	**819**

6. Gross and ceded insurance revenues and expenses

Insurance benefits and losses

Table 6.1

in USD millions, for the six months ended June 30	Gross		Ceded		Net	
	2007	2006	**2007**	2006	**2007**	2006
Losses and loss adjustment expenses	12,365	12,068	(1,373)	(1,629)	10,992	10,439
Life insurance death and other benefits	6,758	5,805	(527)	(141)	6,231	5,664
Decrease in future life policyholders' benefits	(2,065)	(1,067)	(7,231)	(89)	(9,296)	(1,156)
Total insurance benefits and losses	**17,058**	**16,806**	**(9,131)**	**(1,859)**	**7,927**	**14,947**

The impact on ceded insurance benefits and losses from the reinsurance of the annuity book in the United Kingdom (as described in note 3) amounted to USD 7.0 billion.

Policyholder dividends and participation in profits

Table 6.2

in USD millions, for the six months ended June 30	Gross		Ceded		Net	
	2007	2006	**2007**	2006	**2007**	2006
Change in policyholders' contract deposits and other funds	649	552	–	–	649	552
Change in reserves for unit-linked products	3,620	1,576	–	–	3,620	1,576
Change in liabilities for investment contracts – unit-linked	2,691	1,559	–	–	2,691	1,559
Change in liabilities for investment contracts – other	2	48	–	–	2	48
Total policyholder dividends and participation in profits	**6,963**	**3,735**	–	–	**6,963**	**3,735**

Underwriting and policy acquisition costs

Table 6.3

in USD millions, for the six months ended June 30	Gross		Ceded		Net	
	2007	2006	**2007**	2006	**2007**	2006
Underwriting and policy acquisition costs	**4,016**	**3,695**	**(475)**	**(367)**	**3,541**	**3,328**

Net change in reserves for unearned premiums

Table 6.4

in USD millions, for the six months ended June 30	Gross		Ceded		Net	
	2007	2006	**2007**	2006	**2007**	2006
Net change in reserves for unearned premiums	**(1,897)**	**(1,966)**	**227**	**378**	**(1,670)**	**(1,588)**

7. Reserves for insurance contracts

Reserves for insurance contracts

Table 7.1

in USD millions, as of	**06/30/07**	12/31/06
Gross		
Reserves for losses and loss adjustment expenses	66,412	64,535
Reserves for unearned premiums	16,741	14,668
Future life policyholders' benefits	75,203	76,503
Policyholders' contract deposits and other funds	18,477	18,934
Reserves for unit-linked contracts	69,963	66,008
Total reserves for insurance contracts, gross	246,795	240,648
Ceded		
Reserves for losses and loss adjustment expenses	(13,369)	(13,722)
Reserves for unearned premiums	(2,086)	(1,837)
Future life policyholders' benefits [1]	(8,819)	(1,485)
Policyholders' contract deposits and other funds	(3,100)	(3,258)
Total ceded reserves for insurance contracts (reinsurers' share of reserves for insurance contracts, gross) [2]	(27,374)	(20,302)
Net		
Reserves for losses and loss adjustment expenses	53,043	50,814
Reserves for unearned premiums	14,655	12,830
Future life policyholders' benefits	66,384	75,018
Policyholders' contract deposits and other funds	15,377	15,676
Reserves for unit-linked contracts	69,963	66,008
Total reserves for insurance contracts, net	**219,421**	**220,346**

[1] Information pertaining to the transfer of the UK annuity business is contained in Note 3 of the financial statements. As a direct result of this transaction, ceded future life policyholders' benefits include an amount of USD 7,119 million.
[2] Gross of allowance for uncollectible amounts of USD 198 million and USD 239 million as of June 30, 2007 and December 31, 2006, respectively.

Table 7.2

Development of reserves for losses and loss adjustment expenses

in USD millions	Gross		Ceded		Net	
	2007	2006	**2007**	2006	**2007**	2006
As of January 1	64,535	60,425	(13,722)	(14,231)	50,814	46,194
Losses and loss adjustment expenses incurred:						
Current year	12,607	11,747	(1,150)	(1,128)	11,457	10,619
Prior years	(242)	321	(223)	(501)	(465)	(180)
Total	12,365	12,068	(1,373)	(1,629)	10,992	10,439
Losses and loss adjustment expenses paid:						
Current year	(3,063)	(2,588)	113	96	(2,950)	(2,492)
Prior years	(8,427)	(8,810)	1,895	2,085	(6,532)	(6,725)
Total	(11,490)	(11,397)	2,008	2,181	(9,482)	(9,216)
Acquisitions / (divestments) of companies and businesses	7	–	(4)	–	3	–
Foreign currency translation effects	993	1,941	(278)	(319)	715	1,622
As of June 30	**66,412**	**63,037**	**(13,369)**	**(13,999)**	**53,043**	**49,038**

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the consolidated operating statement in the period in which estimates are changed.

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Table 7.3

Roll forward of future life policyholders' benefits

in USD millions	Gross		Ceded		Net	
	2007	2006	**2007**	2006	**2007**	2006
As of January 1	76,503	71,292	(1,485)	(1,305)	75,018	69,987
Premiums and claims	(4,163)	(2,543)	(6,731)	(73)	(10,894)	(2,615)
Interest and bonuses credited to policyholders	1,504	1,419	(52)	(28)	1,452	1,391
Change in assumptions	478	(2)	(543)	13	(65)	11
Divestments/transfers	(3)	(35)	1	–	(2)	(35)
(Decrease)/increase recorded in shareholders' equity	(505)	(533)	10	14	(496)	(519)
Foreign currency translation effects	1,391	5,168	(20)	(57)	1,371	5,111
As of June 30	**75,203**	**74,767**	**(8,819)**	**(1,435)**	**66,384**	**73,332**

The impact on ceded future life policyholders' benefits reserves from the reinsurance of the annuity book in the United Kingdom (as described in note 3) amounted to USD 7.1 billion.

Policyholders' contract deposits and other funds (gross and net of reinsurance)

Table 7.4

in USD millions, as of	06/30/07	12/31/06
Annuities	2,194	2,136
Universal life and other investment contracts	10,495	10,594
Policyholder dividends	5,788	6,204
Total	**18,477**	**18,934**

Roll forward of policyholders' contract deposits and other funds

Table 7.5

in USD millions	Gross		Ceded		Net	
	2007	2006	**2007**	2006	**2007**	2006
As of January 1	18,934	18,985	(3,258)	(3,504)	15,676	15,481
Premiums and claims	(661)	(681)	220	193	(441)	(488)
Interest and bonuses credited to policyholders	678	515	(64)	(68)	614	448
Change in assumptions	(3)	(2)	–	–	(3)	(2)
(Decrease)/increase recorded in shareholders' equity	(720)	(1,101)	6	6	(714)	(1,095)
Foreign currency translation effects	250	589	(5)	(6)	245	582
As of June 30	**18,477**	**18,305**	**(3,100)**	**(3,380)**	**15,377**	**14,925**

Roll forward of reserves for unit-linked contracts

Table 7.6

in USD millions	Gross		Ceded		Net	
	2007	2006	**2007**	2006	**2007**	2006
As of January 1	66,008	55,691	–	–	66,008	55,691
Premiums and claims	(743)	(596)	–	–	(743)	(596)
Interest and bonuses credited to policyholders	3,541	1,438	–	–	3,541	1,438
Change in assumptions	(10)	–	–	–	(10)	–
Foreign currency translation effects	1,166	2,319	–	–	1,166	2,319
As of June 30	**69,963**	**58,851**	**–**	**–**	**69,963**	**58,851**

Guarantees arising from minimum death benefits ("GMDB"), retirement income benefits ("GRIB") and annuitization options ("GAO")

The Group sells products for which policyholders bear the full investment risk associated with the underlying invested funds selected by them. Certain of these products contain guarantees for which liabilities have been recorded for additional benefits and minimum guarantees, primarily in the subsidiary Kemper Investors Life Insurance Company which has written variable annuity contracts that provide annuitants with certain guarantees related to minimum death and income benefits. The determination of these liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates, annuitization elections and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs.

The Group's exposure after reinsurance recoveries under these policies at the balance sheet date as of June 30, 2007 would be USD 323 million (USD 370 million as of December 31, 2006). The Group believes that ultimately the realization of such liability is not likely.

8. Liabilities for investment contracts with and without discretionary participation features (DPF)

Liabilities related to investment contracts

Table 8.1

in USD millions, as of	06/30/07	12/31/06
Liabilities related to unit-linked investment contracts	47,362	44,269
Liabilities related to investment contracts (amortized cost)	118	121
Liabilities related to investment contracts with DPF	5,985	6,315
Total	**53,465**	**50,705**

The fair value of financial liabilities at amortized cost is based on a discounted cash flow valuation technique. The discount rate is determined by current market assessment of the time value of money and risk specific to the liability.

The movements in the liabilities arising from investment contracts with and without DPF are summarized below.

Roll forward of investment contract liabilities

Table 8.2

in USD millions	2007	2006
As of January 1	50,705	40,999
Premiums and claims	(1,367)	(416)
Interest and bonuses credited to policyholders	2,596	1,471
Divestments/transfers	–	(3)
Increase/(decrease) recorded in shareholders' equity	(22)	(50)
Foreign currency translation effects	1,552	2,811
As of June 30	**53,465**	**44,812**

9. Equity component of discretionary participation features

Certain investment and insurance contracts sold by the Group contain benefit features for which the amount and timing of declaration and payment are at the discretion of the Group. The table below shows the change in the amount of undeclared funds surplus recorded in shareholders' equity after minimum mandated allocations to policyholder liabilities.

Equity component relating to contracts with DPF

Table 9.1

in USD millions	2007	2006
As of January 1	1,414	1,399
Net unrealized (losses)/gains on investments	(163)	(277)
Current period profit	144	(19)
Foreign currency translation effects	3	105
As of June 30	**1,398**	**1,208**

10. Deferred policy acquisition and origination costs

Deferred policy acquisition costs

Table 10 1

in USD millions	General Insurance		Global Life		Other segments [1]		Total	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
As of January 1	2,959	2,596	10,113	8,441	124	143	13,197	11,179
Acquisition costs deferred and transfers	1,463	1,331	646	670	22	29	2,132	2,030
Amortization [2]	(1,259)	(1,071)	(150)	(135)	(37)	(37)	(1,446)	(1,244)
Foreign currency translation effects	32	81	223	553	–	–	255	635
As of June 30	**3,196**	**2,937**	**10,833**	**9,529**	**110**	**134**	**14,138**	**12,600**

[1] Net of eliminations from intersegment transactions.
[2] Amortization recorded directly to common shareholders' equity for Global Life was USD 157 million and USD 171 million for the six months ended June 30, 2007 and 2006, respectively.

Deferred origination costs

Table 10 2

in USD millions	**2007**	2006
As of January 1	815	690
Origination costs deferred	156	102
Amortization	(55)	(58)
Foreign currency translation effects	22	50
As of June 30	**938**	**783**

11. Income taxes

Income tax expense – current/deferred split

Table 11 1

in USD millions, for the six months ended June 30	**2007**	2006
Current	544	905
Deferred	539	187
Total income tax expense	**1,083**	**1,092**

As a result of the reinsurance of the annuity book in the United Kingdom (as described in note 3), Income tax expense decreased by USD 117 million for the period.

Income tax expense – policyholder/shareholder attribution

Table 11 2

in USD millions, for the six months ended June 30	**2007**	2006
Total income tax expense attributable to policyholders	130	121
Total income tax expense attributable to shareholders	953	971
Total income tax expense	**1,083**	**1,092**

The Group is required to record taxes on policyholder earnings for life insurance policyholders in certain jurisdictions. Accordingly, the income tax expense or benefit attributable to these life insurance policyholder earnings is included in income tax expense. In certain jurisdictions an accrual for future policy fees that will cover the tax charge is included in revenues as gross written premiums and policy fees.

Expected and actual income tax expense

Table 11.3

in USD millions, for the six months ended June 30	**Rate**	**2007**	Rate	2006
Net income before income taxes		3,794		3,150
Less: income tax expense attributable to policyholders		(130)		(121)
Net income before income taxes attributable to shareholders		3,664		3,029
Expected income tax expense attributable to shareholders	31.1%	1,140	30.3%	918
Increase/(reduction) in taxes resulting from:				
Tax exempt and lower taxed income		(277)		(288)
Non-deductible expenses		40		77
Effect of tax losses		1		141
Prior year adjustments and other		49		123
Actual income tax expense attributable to shareholders	26.0%	953	32.1%	971
Plus income tax expense attributable to policyholders		130		121
Actual income tax expense	**28.5%**	**1,083**	**34.7%**	**1,092**

The table above illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the weighted average statutory income tax rate.

The expected weighted average statutory income tax rate for the Group is 31.1% and 30.3% for the six months ended June 30, 2007 and 2006, respectively. These rates were derived by obtaining a weighted average of the applicable statutory income tax rate in relation to the net income before income tax attributable to shareholders generated in the taxable territories in which the Group operates.

The 2007 numbers include a credit resulting from the reduction of the corporate income tax rate in the UK of USD 32 million. This is included in "prior year adjustments and other".

Current tax receivables and payables

Table 11.4

in USD millions, as of	06/30/07	12/31/06
Current tax receivables	847	509
Current tax payables	(1,697)	(1,846)
Net current tax payables	**(850)**	**(1,337)**

Deferred tax assets and liabilities

Table 11.5

in USD millions, as of	06/30/07	12/31/06
Deferred tax assets	2,053	2,727
Deferred tax liabilities	(4,701)	(4,757)
Net deferred tax liabilities	**(2,648)**	**(2,030)**

Deferred taxes – policyholders/ shareholders attribution

Table 11.6

in USD millions, as of	06/30/07	12/31/06
Net deferred tax liabilities attributable to policyholders	(937)	(976)
Net deferred tax liabilities attributable to shareholders	(1,711)	(1,054)
Net deferred tax liabilities	**(2,648)**	**(2,030)**

Deferred tax assets/(liabilities) breakdown by category

Table 11.7

in USD millions, as of	06/30/07	12/31/06
Net deferred tax liabilities before valuation allowance	(1,999)	(1,320)
Valuation allowance on deferred tax assets	(649)	(710)
Net deferred tax liabilities	**(2,648)**	**(2,030)**

Deferred tax credited directly to shareholders' equity amounted to USD 165 million and USD 166 million as of June 30, 2007 and December 31, 2006, respectively.

As of June 30, 2007 and December 31, 2006, the Group had income tax loss carryforwards of USD 3,588 million and USD 4,790 million, respectively, available (subject to various statutory restrictions) for use against future taxable income. After taking cumulative valuation allowances and current year utilizations into account, tax loss carryforwards for which deferred tax assests have been recognized amounted to USD 1,579 million and USD 2,200 million as of June 30, 2007 and December 31 2006, respectively. The majority of the tax loss carryforwards expire in a period between five and fifteen years.

12. Debt

All of the below borrowings are stated at amortized cost, unless noted otherwise.

Debt

Table 12.1

in USD millions, as of		06/30/07	12/31/06
a) Debt related to capital markets and banking activities			
Zurich Capital Markets	Notes and loans payable within 1 year	750	1,050
	Notes and loans payable in more than 1 year	46	45
Zurich Financial Services EUB Holdings Limited	Notes and loans payable within 1 year	552	738
	Notes and loans payable in more than 1 year	1	1
Centre Solutions (Bermuda) Ltd.	Note payable in more than 1 year	1	56
	Notes and loans payable in more than 1 year	54	–
Debt related to capital markets and banking activities		1,403	1,889
b) Senior debt			
Zurich Finance (USA), Inc.	3.50% CHF 300 bond, due July 2008 [1]	245	246
	4.50% EUR 1,000 bond, due September 2014 [2]	1,331	1,309
Kemper Corporation	Various debt instruments, due in 2009	26	26
Zurich Insurance Company	3.875% CHF 1,000 bond, due July 2011	820	822
	Various borrowings and notes payable within 1 year	16	63
Other	Various short- and medium-term debt instruments payable within 1 year	85	297
	Various short- and medium-term debt instruments payable in more than 1 year	147	143
Senior debt		2,670	2,906
c) Subordinated debt			
Zurich Capital Trust I	8.376% USD 1,000 Capital Securities	–	990
Zurich Finance (UK) p.l.c	6.625% GBP 450 bond, undated notes [3]	890	867
Zurich Finance (USA), Inc.	5.75% EUR 500 bond, due October 2023	667	651
	4.5% EUR 500 bond, due June 2025 [4]	610	621
ZFS Finance (USA) Trust I	Series I 6.15% USD 600 ECAPS, due December 2065	594	593
ZFS Finance (USA) Trust II	Series II 6.45% USD 700 ECAPS, due December 2065	690	690
ZFS Finance (USA) Trust III	Series III Floating Rate USD 400 ECAPS, due December 2065	396	396
ZFS Finance (USA) Trust IV	Series IV 5.875% USD 500 Trust Preferred Securities, due May 2062	497	–
ZFS Finance (USA) Trust V	Series V 6.5% USD 1,000 Trust Preferred Securities, due May 2067	994	–
Other	Notes and loans payable in more than 1 year	29	–
Subordinated debt		5,367	4,808
Total senior and subordinated debt		8,037	7,713
Total debt		**9,440**	**9,602**

[1] The bond is economically hedged, but hedge accounting treatment has not been applied.
[2] The bond is part of a qualifying cash flow hedge (80% of the total) and fair value hedge (20% of the total).
[3] The holders of these notes benefit from the Replacement Capital Covenant which states that if Series IV and V Fixed / Floating Trust Preferred Securities, issued by ZFS Finance (USA) Trust IV and V, are called before 2042 and 2047 respectively, the Group will issue a replacement debt instrument with terms and provisions that are as or more equity-like than the replaced notes.
[4] The bond is part of a qualifying fair value hedge relationship.

a) Debt related to capital markets and banking activities

Debt related to capital markets and banking activities was reduced from USD 1,889 million as of December 31, 2006 to USD 1,403 million as of June 30, 2007, which is attributable to the maturity of a number of loans.

b) Senior debt

The Group's Euro Medium Term Note Programme (EMTN Programme) allows for the issuance of senior and subordinated notes up to a maximum of USD 6 billion. Issuing entities under the EMTN Programme are Zurich Finance (USA), Inc. and Zurich Finance (UK) p.l.c.

No new senior debt issuances took place in Q2 2007.

c) Subordinated debt

Subordinated debt securities are obligations of the Group which, in case of liquidation, rank junior to all present and future senior indebtedness and certain other obligations of the Group.

On June 1, 2007 the Group called USD 1 billion of 8.376% Capital Securities at a redemption price of 104.188%, thus recognizing a loss of USD 41.88 million.

On May 9, 2007, ZFS Finance (USA) Trust IV and ZFS Finance (USA)Trust V issued USD 500 million of Series IV and USD 1 billion of Series V Fixed / Floating Rate Trust Preferred Securities. Series IV is a 5.875% USD 500 million tranche maturing in 2062, callable from 2012, and Series V is a 6.5% USD 1 billion tranche maturing in 2067, callable from 2017. These trust preferred securities were sold to a number of qualified institutional buyers and qualified purchasers under the exemption of Rule 144A of the United States Securities Act (1933). Each Trust benefits from a subordinated support agreement of Zurich Financial Services and Zurich Group Holding.

The following is a summary of key contractual terms and conditions of the outstanding subordinated debt securities:

Description and features of significant subordinated notes

Table 12.2

in USD millions	Coupon conditions	Call/ Redemption date	Redemption conditions [3]
Description of the notes			
6.625% GBP 450 bond, undated notes	6.625% payable annually up to October 2, 2022 and then reset every 5 years to the Reset Rate of Interest. [1]	Every five years on or after October 2, 2022	Redeemable in whole every five years at par plus any accrued interest.
5.75% EUR 500 bond, due October 2023	5.75% payable annually up to October 2, 2013 and then reset quarterly to 3-month EURIBOR plus 2.67%.	Quarterly on or after October 2, 2013	Redeemable in whole quarterly at par plus any accrued interest.
4.5% EUR 500 bond, due June 2025	4.5% payable annually up to June 15, 2015 and then reset quarterly to 3-month EURIBOR plus 2.20%.	Quarterly on or after June 15, 2015	Redeemable in whole quarterly at par plus any accrued interest.
Series I 6.15% Fixed / Adjustable Rate USD 600 ECAPS, due December 2065	6.15% payable semi-annually until December 15, 2010 and then reset quarterly to the Adjustable Rate plus 1.75% [2]	At any time on or after December 15, 2010	Redeemable in whole or in part at par plus any accumulated and unpaid distributions.
Series II 6.45% Fixed / Adjustable Rate USD 700 ECAPS, due December 2065	6.45% payable semi-annually until June 15, 2016 and then reset quarterly to the Adjustable Rate plus 2.00% [2]	At any time on or after June 15, 2016	Redeemable in whole or in part at par plus any accumulated and unpaid distributions.
Series III Floating Rate USD 400 ECAPS, due December 2065	3-month LIBOR plus 1.15% reset quarterly until December 15, 2010 and then 3-month LIBOR plus 2.15%	At any time on or after December 15, 2010	Redeemable in whole or in part at par plus any accumulated and unpaid distributions.
Series IV 5.875% USD 500 Fixed / Floating Trust Preferred Securities, due May 2062	5.875% payable semi-annually until May 9, 2012 and then reset quarterly to 3-month LIBOR plus 1.815%.	At any time on or after May 9, 2012	Redeemable in whole or in part at par plus any accumulated and unpaid distributions.
Series V 6.5% USD 1,000 Fixed / Floating Trust Preferred Securities, due May 2067	6.5% payable semi-annually until May 9, 2017 and then reset quarterly to 3-month LIBOR plus 2.285%	At any time on or after May 9, 2017	Redeemable in whole or in part at par plus any accumulated and unpaid distributions.

[1] Reset rate of interest is equal to the gross redemption yield on the benchmark five-year Gilt as determined by the Calculation Bank, plus 2.85% per annum.
[2] Adjustable Rate is equal to the greatest of (i) the 3-month LIBOR rate; (ii) the 10-year Treasury CMT (Constant Maturity Treasury) Rate; and (iii) the 30-year Treasury CMT Rate, subject to a maximum under (ii) and (iii) of 13.25% Series I and 13% for Series II.
[3] All subordinated debt instruments are also subject to mandatory redemption as a result of various tax, default or other events.

Table 12.3

Maturity schedule of outstanding debt

in USD millions, as of	**06/30/07**	12/31/06
2007 within next six / twelve months	1,387	2,148
2008	288	274
2009	74	74
2010	11	11
2011	820	822
After 2011	6,860	6,273
Total	**9,440**	**9,602**

Table 12.4

Interest expense on debt

in USD millions, for the six months ended June 30	**2007**	2006
Debt related to capital markets and banking activities	49	67
Senior debt	68	67
Subordinated debt	227	160
Total	**345**	**294**

Credit facilities

The Group has access to a syndicated revolving credit facility of USD 3 billion that terminates in 2011. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc. are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of June 30, 2007.

Dunbar Bank has access to various committed credit facilities totaling GBP 425 million. At June 30, 2007, GBP 10 million was drawn under this facility.

Zurich Bank has access to various committed credit facilities totaling GBP 210 million. No borrowings were outstanding under this facility as of June 30, 2007.

13. Goodwill and other intangible assets

Intangible assets

Table 13.1

in USD millions

	Goodwill	
	2007	2006
Gross carrying value as of January 1	672	605
Less: accumulated amortization/impairments	(12)	–
Net carrying value as of January 1	660	605
Additions and transfers	227 [1]	–
Divestments and transfers	(12)	–
Amortization	–	–
Impairments	–	(6)
Foreign currency translation effects	15	45
Net carrying value as of June 30	**890**	**644**
Plus: accumulated amortization/impairments	12	–
Gross carrying value as of June 30	**902**	**644**

[1] Our interest in Deutscher Herold Aktiengesellschaft in Germany has increased to 95% from 76.83% as a result of the recognition of buy out options and an acquisition of shares by the Group from the minority shareholders. This resulted in an increase in the goodwill recognized by the Group of USD 127 million. The remaining additions relate to the acquisition of Endsleigh, UK and ACC, Spain.
[2] This intangible asset relates to insurance contracts only.
[3] Other intangibles include internally generated capitalised software development costs as well as intangible assets at fair value on acquisitions.

Intangible assets by segments

Table 13.2

in USD millions, as of

	Goodwill	
	06/30/07	12/31/06
General Insurance	268	168
Global Life	617	488
Farmers Management Services	–	–
Other Businesses	–	–
Corporate Functions	5	5
Net carrying value	**890**	**660**

[1] This intangible asset relates to insurance contracts only.
[2] Other intangibles include internally generated capitalised software development costs as well as intangible assets at fair value on acquisitions.

Present value of profits of acquired insurance contracts [2]		Other intangible assets [1]		Attorney-in-fact relationships		Total	
2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
2,329	2,117	2,041	1,770	1,024	1,024	6,066	5,516
(1,554)	(1,377)	(1,415)	(1,279)	–	–	(2,981)	(2,656)
775	740	626	491	1,024	1,024	3,085	2,860
–	–	305	98	–	–	532	98
–	–	–	–	–	–	(12)	–
(5)	–	(89)	(87)	–	–	(94)	(87)
–	–	–	–	–	–	–	(6)
15	41	6	11	–	–	36	97
785	**781**	**848**	**513**	**1,024**	**1,024**	**3,548**	**2,962**
1,590	1,458	1,497	1,414	–	–	3,099	2,872
2,375	**2,239**	**2,345**	**1,927**	**1,024**	**1,024**	**6,647**	**5,834**

Present value of profits of acquired insurance contracts [1]		Other intangible assets [1]		Attorney-in-fact relationships		Total	
06/30/07	12/31/06	**06/30/07**	12/31/06	**06/30/07**	12/31/06	**06/30/07**	12/31/06
–	–	404	250	–	–	672	418
785	775	287	231	–	–	1,689	1,493
–	–	130	121	1,024	1,024	1,154	1,147
–	–	8	8	–	–	8	8
–	–	19	14	–	–	24	19
785	**775**	**848**	**624**	**1,024**	**1,024**	**3,548**	**3,084**

14. Litigation and regulatory investigations

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of their business operations.

In 2006, the Group entered into previously announced settlements with various US state attorneys general and state insurance regulators in connection with investigations in the United States concerning certain business practices involving insurance brokers and insurance companies. In July 2006, the Group also entered into a settlement agreement to resolve consolidated class-action litigation concerning those matters. Final judgment has been entered approving the settlement, but appeals are pending. A number of individual claims not covered by the class-action settlement remain pending against the Group. In addition, the Group and its subsidiaries are involved in regulatory investigations in the United States, including by the Securities and Exchange Commission (SEC), regarding certain reinsurance transactions engaged in by the Group and its subsidiaries. The SEC Staff is currently formulating its recommendation for action to the SEC commissioners. The Group continues to cooperate with all remaining regulatory investigations. Other Group subsidiaries were also involved in industry-wide legal proceedings regarding financing hedge funds engaged in mutual-fund market-timing activities. In this connection, Zurich Capital Markets, in wind-down since 2003, entered into a settlement with the SEC on May 7, 2007.

Furthermore, Zurich Financial Services is a defendant in putative class-action securities lawsuits relating to its divestiture of its interest in Converium Holding AG. On December 28, 2006, the Court granted Zurich Financial Services' motion to dismiss all claims filed against it in that litigation. Plaintiffs moved for reconsideration on January 12, 2007, and on April 9, 2007, the Court granted the motion in part and denied it in part. The Court reinstated control-person liability claims under the Securities Exchange Act of 1934 brought on behalf of persons who bought Converium stock after the initial public offering, but it declined to reconsider its dismissal of claims under the Securities Act of 1933. The court also denied plaintiffs' motion for leave to amend the complaint. The control-person liability claim currently is pending against Zurich Financial Services, and the outcome of the case – whether through settlement or through further litigation – is presently unresolved.

The outcome of unresolved current legal proceedings, claims, litigation and investigations could have a material effect on operating results and/or cash flows when resolved in a future period. Amounts recognized as provisions related to these legal proceedings, claims, litigation and investigations are based on management's best estimate of the required settlement expenditure at the balance sheet date.

15. Earnings per Share

Table 15

Earnings per share

	Net income attributable to common shareholders (in USD millions)	Number of shares	Per share (USD)	Per share (CHF)[1]
2007				
Basic earnings per share	2,662	143,700,966	**18.53**	**22.74**
Effect of potentially dilutive shares related to share-based compensation plans		1,250,046	**(0.16)**	**(0.19)**
Diluted earnings per share	**2,662**	**144,951,012**	**18.37**	**22.55**
2006				
Basic earnings per share	1,985	144,164,934	13.77	17.47
Effect of potentially dilutive shares related to share-based compensation plans		845,215	(0.08)	(0.10)
Diluted earnings per share	**1,985**	**145,010,150**	**13.69**	**17.37**

[1] The translation from USD into CHF has been done for information purposes only at the Group's average exchange rates for the six months ended June 30, 2007 and 2006, respectively.

16. Segment information

Income statements by business segment

Table 16.1

in USD millions, for the six months ended June 30

	General Insurance		Global Life		
	2007	2006	**2007**	2006	
Revenues					
Direct written premiums and policy fees	18,351	17,644	4,841	5,096	
Assumed written premiums	675	810	52	37	
Gross written premiums and policy fees	19,026	18,454	4,893	5,134	
Less premiums ceded to reinsurers [1]	(2,865)	(2,944)	(7,557)	(281)	
Net written premiums and policy fees	16,161	15,510	(2,664)	4,853	
Net change in reserves for unearned premiums	(1,677)	(1,610)	(7)	(7)	
Net earned premiums and policy fees	14,484	13,900	(2,671)	4,846	
Farmers management fees	–	–	–	–	
Net investment income	1,773	1,539	3,797	3,272	
Net capital gains on investments and impairments	73	217	4,367	2,154	
Net gain on divestments of businesses	1	–	2	–	
Other income	326	181	516	460	
Total revenues	16,657	15,836	6,011	10,733	
Intersegment transactions	(530)	(555)	(205)	(179)	
Benefits, losses and expenses					
Losses and loss adjustment expenses, net of reinsurance	10,443	9,837	44	42	
Life insurance death and other benefits, net of reinsurance	22	2	6,017	5,463	
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	–	–	(9,182)	(948)	
Insurance benefits and losses, net of reinsurance [1]	10,465	9,839	(3,121)	4,557	
Policyholder dividends and participation in profits, net of reinsurance	4	3	6,415	3,692	
Underwriting and policy acquisition costs, net of reinsurance	2,559	2,418	702	630	
Administrative and other operating expenses	1,409	1,561	817	749	
Amortization and impairments of intangible assets	35	40	51	57	
Interest expense on debt	149	148	10	8	
Interest credited to policyholders and other interest	130	98	277	292	
Total benefits, losses and expenses	14,752	14,106	5,150	9,985	
Net income/(loss) before income taxes	**1,905**	**1,730**	**861**	**748**	
Income tax expense attributable to policyholders					
Income tax expense attributable to shareholders					
Net income attributable to minority interests					
Net income attributable to shareholders					
Supplementary segment information					
Purchases of property/equipment and intangible assets	353	60	224	65	
Significant non-cash expenses:					
Depreciation and impairments of property and equipment	36	37	21	21	
Amortization and impairments of intangible assets	35	40	51	57	

[1] Information pertaining to the transfer of the UK annuity business is contained in Note 3 of the financial statements. As a direct result of this transaction, for the Global Life segment, premiums ceded to reinsurers include an amount of USD 7,268 million and ceded insurance benefits and losses include an amount of USD 6,982 million.

Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
–	–	209	181	–	–	12	3	23,414	22,924
–	–	1,001	937	81	102	(150)	(205)	1,659	1,681
–	–	1,210	1,117	81	102	(138)	(202)	25,072	24,605
–	–	(25)	7	(76)	(98)	138	202	(10,384)	(3,114)
–	–	1,185	1,125	6	4	–	–	14,688	21,492
–	–	11	27	3	2	–	–	(1,670)	(1,588)
–	–	1,195	1,152	9	6	–	–	13,017	19,904
1,093	1,054	–	–	–	–	–	–	1,093	1,054
91	69	634	509	354	305	(597)	(537)	6,051	5,156
(26)	7	425	(152)	161	89	–	–	5,000	2,315
–	–	–	–	(1)	–	–	–	2	–
44	7	103	105	424	389	(504)	(419)	909	722
1,202	1,135	2,357	1,614	947	789	(1,101)	(956)	26,073	29,151
(22)	(12)	(75)	(176)	(269)	(34)	1,101	956	–	–
–	–	512	564	(3)	7	(4)	(11)	10,992	10,439
–	–	178	182	9	8	6	9	6,231	5,664
–	–	(44)	(140)	(68)	(69)	(2)	1	(9,296)	(1,156)
–	–	646	606	(62)	(55)	–	–	7,927	14,947
–	–	544	40	–	–	–	–	6,963	3,735
–	–	291	292	(11)	(11)	–	–	3,541	3,328
528	482	139	171	510	568	(487)	(406)	2,917	3,125
24	21	–	–	4	5	–	–	115	122
5	–	108	108	676	557	(602)	(529)	345	294
–	–	72	81	4	–	(11)	(21)	472	450
557	503	1,800	1,298	1,121	1,065	(1,101)	(956)	22,279	26,001
646	**633**	**557**	**315**	**(174)**	**(276)**	**–**	**–**	**3,794**	**3,150**
								(130)	(121)
								(952)	(971)
								(27)	47
								2,684	**2,011**
74	62	–	20	40	16	–	–	692	223
25	24	1	2	14	11	–	–	98	95
24	21	–	–	4	5	–	–	115	122

16. Segment information (continued)

Assets and liabilities by business segment

Table 16.2

in USD millions, as of

	General Insurance		Global Life	
	06/30/07	12/31/06	**06/30/07**	12/31/06
Total investments [1]	80,725	78,695	197,059	200,452
of which: Group investments	80,725	78,695	92,025	101,755
Reinsurers' share of reserves for insurance contracts [1]	13,537	13,657	9,075	1,785
Deposits made under assumed reinsurance contracts	69	73	–	–
Deferred policy acquisition costs	3,196	2,959	10,833	10,113
Deferred origination costs	–	–	938	815
Goodwill	268	168	617	488
Other related Intangible assets [2]	–	–	785	775
Other assets [1]	15,338	14,203	7,864	8,260
Total assets after consolidation of investments in subsidiaries	**113,133**	**109,754**	**227,170**	**222,688**
Liabilities for investment contracts	–	–	53,715	50,953
Reserves for losses and loss adjustment expenses, gross	61,414	59,241	142	131
Reserves for unearned premiums, gross	16,162	14,093	153	142
Future life policyholders' benefits, gross	91	89	72,589	73,832
Policyholders' contract deposits and other funds, gross	935	930	13,830	14,117
Reserves for unit-linked contracts, gross	–	–	54,159	50,376
Reserves for insurance contracts, gross	78,601	74,353	140,872	138,597
Debt related to capital markets and banking activities	–	–	–	–
Senior debt	4,633	4,684	530	448
Subordinated debt	2,260	2,349	50	–
Other liabilities	16,382	18,351	20,122	21,133
Total liabilities	**101,876**	**99,737**	**215,289**	**211,131**
Supplementary segment information				
Reserves for losses and loss adjustment expenses, net	49,936	47,386	114	103
Reserves for unearned premiums, net	14,095	12,268	148	137
Future life policyholders' benefits, net	91	89	63,661	72,197
Policyholders' contract deposits and other funds, net	918	914	13,716	13,999
Reserves for unit-linked contracts, net	–	–	54,159	50,376
Reserves for insurance contracts, net	65,041	60,657	131,798	136,812

[1] Information pertaining to the transfer of the UK annuity business is contained in Note 3 of the financial statements. As a direct result of this transaction, for the Global Life segment, Total investments and associated other assets decreased by USD 7,410 million and Reinsurers' share of reserves for insurance contracts increased by USD 7,119 million.

[2] Other related intangible assets consists of the present value of profits of acquired insurance contracts and attorney-in-fact relationships.

Farmers Management Services		Other Businesses		Corporate Functions		Eliminations		Total	
06/30/07	12/31/06	**06/30/07**	12/31/06	**06/30/07**	12/31/06	**06/30/07**	12/31/06	**06/30/07**	12/31/06
3,451	3,522	34,513	34,059	17,046	18,269	(25,804)	(24,993)	306,990	310,003
3,451	3,522	18,710	18,428	17,046	18,269	(25,804)	(24,993)	186,152	195,676
206	205	6,868	7,192	77	99	(2,587)	(2,875)	27,175	20,063
–	–	1,437	1,985	2	2	(37)	(38)	1,471	2,022
–	–	109	124	–	–	1	1	14,138	13,197
–	–	–	–	–	–	–	–	938	815
–	–	–	–	5	5	–	–	890	660
1,024	1,024	–	–	–	–	–	–	1,810	1,799
1,433	1,356	1,553	2,056	2,681	2,664	(2,761)	(2,852)	26,107	25,686
6,116	**6,108**	**44,479**	**45,415**	**19,810**	**21,039**	**(31,188)**	**(30,757)**	**379,519**	**374,246**
–	–	–	–	–	–	(250)	(248)	53,465	50,705
–	–	6,635	7,127	88	110	(1,867)	(2,073)	66,412	64,535
–	–	470	500	35	41	(78)	(107)	16,741	14,668
–	–	2,767	2,823	381	437	(625)	(678)	75,203	76,503
–	–	3,712	3,887	–	–	–	–	18,477	18,934
–	–	15,804	15,631	–	–	–	–	69,963	66,008
–	–	29,387	29,969	504	587	(2,569)	(2,858)	246,795	240,648
–	–	3,125	3,578	–	–	(1,722)	(1,689)	1,403	1,889
–	–	657	614	18,125	17,594	(21,274)	(20,435)	2,670	2,906
180	180	100	98	5,486	4,953	(2,710)	(2,772)	5,367	4,808
2,180	2,221	5,465	6,225	1,928	2,011	(2,663)	(2,755)	43,414	47,186
2,360	**2,401**	**38,734**	**40,484**	**26,043**	**25,145**	**(31,188)**	**(30,757)**	**353,113**	**348,142**

–	–	2,953	3,288	41	44	(2)	(6)	53,043	50,814
–	–	408	418	4	8	–	–	14,655	12,830
(206)	(205)	2,454	2,493	381	437	2	6	66,384	75,018
–	–	725	746	–	–	18	17	15,377	15,676
–	–	15,804	15,631	–	–	–	–	69,963	66,008
(206)	(205)	22,344	22,576	427	488	18	17	219,421	220,346

16. Segment information (continued)

Table 16.3

Gross written premiums and policy fees, total revenues and total assets by geographical segment

in USD millions	Gross written premiums and policy fees for the six months ended June 30		Total revenues for the six months ended June 30		Total assets as of	
	2007	2006	**2007**	2006	**06/30/07**	12/31/06
North America	9,030	9,245	9,023	8,890	69,701	68,849
Europe	14,387	14,016	13,704	17,813	266,764	259,921
International Businesses	1,924	1,781	1,927	1,717	13,961	13,567
Central Region	650	726	2,216	1,377	54,272	56,541
Eliminations	(919)	(1,164)	(796)	(647)	(25,178)	(24,632)
Total	**25,072**	**24,605**	**26,073**	**29,151**	**379,519**	**374,246**

Review report of the Group auditors

To the Board of Directors of Zurich Financial Services, Zurich

We have reviewed the half year consolidated financial information (consolidated income statement, consolidated statement of recognized income and expenses, consolidated balance sheet, consolidated statement of cash flows, consolidated statement of equity and notes on pages 27 to 64) of Zurich Financial Services for the period ended June 30, 2007.

The Board of Directors is responsible for the preparation and presentation of this half year financial information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this half year financial information based on our review.

We conducted our review in accordance with Swiss Auditing Standard 910 and International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Swiss Auditing Standards and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the half year consolidated financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers AG

R Marshall M Humphreys

Zurich, August 15, 2007

Embedded Value Report

Embedded Value Report – Life Insurance

1. Overview

Zurich Financial Services Group (the Group) has reported Embedded Value (EV) in respect of the six months ended June 30, 2007 together with comparative figures for the six months ended June 30, 2006 in line with the European Embedded Value Principles issued by the CFO Forum, for the companies and business reported in its Global Life segment (covered business). Certain other life businesses are included in Other Businesses segment and have been excluded from the EV. This report primarily relates to Global Life, but information relating to Other Businesses is given in section 2.e below.

The EV methodology adopted by the Group is based on a "bottom-up" market consistent approach to allow explicitly for market risk. In particular:

- asset and liability cash flows are valued using risk discount rates consistent with those applied to similar cash flows in the capital markets; and
- options and guarantees are valued using market consistent models calibrated to observable market prices.

In line with the European Embedded Value Principles, the EV is broken down into the following components:

- shareholders' net assets, including free surplus and required capital allocated to covered business; and
- the value of business in-force.

The adoption of the European Embedded Value Principles does not affect the basis of reporting the statutory results, the regulatory capital position or the dividend paying capacity of the Group. EV is derived from the local statutory, regulatory and IFRS financial statements of the Group's Global Life entities and is presented net of minority interests. However new business value is shown before deduction of minorities.

EV information in this supplement includes:

- Summary of Embedded Value results;
- Geographical analysis of Embedded Value results;
- Embedded Value methodology; and,
- Embedded Value assumptions.

EV as of June 30, 2007 and the previous year comparatives, as well as the new business value and the analysis of movement have been subject to limited external review by Deloitte & Touche LLP. Their Statement of External Review is set out in section 6.

2. Summary of Embedded Value results

a) Basis of current and future presentation and comparability

To align EV reporting with the IFRS accounts, from 2007 relevant results have been converted to the Group presentation currency, US dollar, using average exchange rates for the period. Valuations are converted at end-of-period exchange rates. A similar approach has been applied to the comparative results for the period ended June 30, 2006.

From 2007, new business value is calculated separately for each quarter using assumptions, both operating and economic, as of the start of the relevant quarter. In consequence, the new business strain has also been calculated on a quarterly discrete basis. The comparative new business results for 2006 have not been restated to this basis.

b) Embedded Value of Global Life

Embedded Value

Table 2.1

in USD millions, as of June 30	2007	2006
Shareholders' net assets	7,716	6,483
Value of business in-force	7,840	6,540
Embedded Value	**15,556**	**13,023**

The shareholders' net assets are based on local statutory accounting adjusted to reflect shareholders' interest in the market value of net assets after the exclusion of goodwill and other necessary actuarial adjustments.

The value of business in-force is the present value of future projected profits from covered business, and can be defined as the certainty equivalent value of business in-force less frictional costs, time value of options and guarantees, and cost of non market risk. Further details of the methodology used in the calculation of these items are given in section 4.

The adjustment for IAS 19 Employee Benefit related items recognized in IFRS equity for Global Life was USD (170) million as of June 30, 2007 which would result in an adjusted Embedded Value of USD 15,386 million. The EV and analysis of movement in EV described in the remainder of the Embedded Value Report is prior to this adjustment.

Value of business in-force

Table 2.2

in USD millions, as of June 30	2007	2006
Certainty equivalent value of business in-force	9,469	8,466
Frictional costs	(783)	(713)
Time value of options and guarantees	(408)	(632)
Cost of non market risk	(438)	(581)
Value of business in-force	**7,840**	**6,540**

A breakdown of the EV results by geographical region is set out in section 3 below. A definition of the EV components is given in section 4.

Frictional costs are applied to the total capital held by the covered business. As of June 30, 2007 total capital is the sum of:

- USD 3.1 billion of minimum solvency margin required by regulation;
- USD 1.0 billion of any additional solvency margin that life business units consider is in practice required; and,
- USD 3.6 billion of free surplus.

The sum of the first two items above is referred to as "required capital" elsewhere in this document.

c) New business

New business value is the value added by new business written, calculated at the point of sale, without any value from future new business sales.

Frictional costs are applied to the minimum solvency margin required to be held in respect of new business.

New business [1] volumes

Table 2.3

in USD millions, for the six months ended June 30	2007	2006
Annual premiums	796	679
Single premiums	5,274	5,051
New business annual premium equivalent (APE) [2]	1,323	1,184
Present value of new business premiums (PVNBP) [3]	10,721	9,343

[1] Gross of minorities.
[2] APE is taken as new annual premiums plus 10% of single premiums.
[3] PVNBP is equal to new single premiums plus the present value of annual premiums.

New business [1] margin

Table 2.4

in USD millions, for the six months ended June 30	2007		2006	
	after tax	before tax [2]	after tax	before tax [2]
New business value	**319**	**452**	**211**	**301**
New business margin (as % APE)	24.1%	34.2%	17.8%	25.4%
New business margin (as % PVNBP)	3.0%	4.2%	2.3%	3.2%

[1] Gross of minorities.
[2] In certain countries, particularly in the UK, where life insurance companies pay tax in respect of both policyholders and shareholders, the results shown in the above table are before shareholders' tax but after deducting policyholders' tax.

New business value, after tax

Table 2.5

in USD millions, for the six months ended June 30	2007	2006
Certainty equivalent new business value	383	271
Frictional costs	(22)	(13)
Time value of options and guarantees	(10)	(21)
Cost of non market risk	(33)	(26)
New business value, after tax	**319**	**211**

EV is shown net of minority holdings. Where the Group has a majority interest in a subsidiary company, the new business value and the premium information are shown gross of minority holdings. The minorities' share of new business value mostly relates to life entities in Germany.

The new business value after tax, the annual premium equivalent and present value of new business premiums net of minority holdings are shown in the following table:

New business value, after tax net of minorities

Table 2.6

in USD millions, for the six months ended June 30	2007	2006
New business value, after tax	313	203
New business annual premium equivalent (APE)	1,291	1,138
Present value of new business premiums (PVNBP)	10,431	9,007

d) Analysis of movement in Embedded Value

The following table provides an analysis of the movement in the EV for the covered business from December 31, 2006 (opening EV) to June 30, 2007 (closing EV). The analysis is shown separately for shareholders' net assets and the value of business in-force, and includes amounts transferred between these components.

Analysis of movement in Embedded Value

Table 2.7

in USD millions, for the six months ended June 30, 2007	Shareholders' net assets	Value of business in-force	Total
Opening Embedded Value, as previously reported	7,176	6,916	14,092
Expected transfer from value of business in-force to shareholders' net assets, after tax	560	(560)	0
Expected return on in-force business and shareholders' net assets, after tax	140	288	428
New business value, after tax	(343)	662	319
Operating variance, after tax	93	161	254
Total operating profit, after tax	**450**	**551**	**1,001**
Economic variance, after tax	(52)	206	154
Embedded Value profit, after tax	398	757	1,155
Dividends and capital movements	(7)	42	35
Foreign currency translation effects	149	125	274
Closing Embedded Value after foreign currency translation effects	**7,716**	**7,840**	**15,556**

Total operating profit after tax consists of the following:

- **Expected transfer from value of business in-force to shareholders' net assets, after tax** shows the profits expected to emerge during the period in respect of business that was in-force at the beginning of the period. The net effect is zero, as the reduction in value of business in-force is offset by the increase in shareholders' net assets. The expected profits do not include changes in solvency margin over the period.
- **Expected return on in-force business and shareholders' net assets, after tax** is calculated as the expected change in the EV resulting from a projection of the assets and liabilities over the period based on expected "real world" returns. Further details are given below in section 5.a "Expected return for the analysis of movement".
- **New business value, after tax** reflects the value added by new business written during the period. This item is valued at the point of sale, using the revised methodology described in section 4.g. The reduction in shareholders' net assets shown in respect of new business (i.e. new business strain) excludes the solvency margin set up in respect of the new business. Including solvency margin, the new business strain is USD 458 million.
- **Operating variance, after tax** is the difference between actual experience during the period and that expected based on the operating assumptions. It also includes the impact of changes in assumptions in respect of future operating experience.

The other components of the movement in EV are:

Economic variance, after tax arises from the differences between the actual investment returns in the period and the expected investment returns based on economic assumptions as at the start of year, and allows for the change in future economic assumptions between the start and end of the period. It also includes the impact of legal and regulatory changes in the period.

Dividends and capital movements reflect dividends paid by the covered business to the Group and capital received from the Group. Capital movements can also relate to value of business in-force in respect of acquisitions and disposals, or corporate restructuring.

Foreign currency translation effects represent the impact of currency movements to end-of-period exchange rates.

e) Life business included in Other Businesses

The Group writes life business in Kemper Investors Life Insurance Company and in Centre operations, which are not managed in Global Life. The main products written by these businesses are:

- Variable annuity contracts that provide annuitants with guarantees related to minimum death and income benefits;
- Disability business; and,
- Bank owned life insurance business.

The Group has estimated the EV of these businesses based on the same principles as the covered business, including deductions for time value of options and guarantees, frictional costs and cost of non market risks, but using more approximate models. The results are set out as follows:

Estimated Embedded Value of life businesses in Other Businesses

Table 2 8

in USD billions, as of June 30	**2007**	2006
Shareholders' net assets	0.9	1.2
Value of business in-force	1.1	0.3
Time value of options and guarantees	(0.4)	(0.3)
Cost of non market risk	(0.2)	(0.3)
Embedded Value	**1.4**	**0.9**

The reduction in shareholders' net assets for Other Businesses is due to a capital restructure in Centre operations. The increase in the value of business in-force is mostly due to Kemper Investors Life Insurance Company as a result of higher interest rates at longer durations and a capital injection to support a strengthening of the reserve basis.

3. Geographical analysis of Embedded Value

EV results for 2007 and 2006 are converted from local currency using different exchange rates. Our comments in this section relate to business issues only and not to movements in exchange rates.

a) Geographical analysis of Embedded Value

Geographical analysis of Embedded Value

Table 3.1

in USD millions, as of June 30, 2007	Shareholders' net assets	Value of business in-force	Total
United States	620	1,738	2,359
United Kingdom	2,844	2,620	5,465
Germany	1,135	609	1,743
Switzerland	1,121	776	1,897
Rest of Europe	1,264	1,647	2,912
International Businesses	731	450	1,181
Global Life	**7,716**	**7,840**	**15,556**

Geographical analysis of value of business in-force

Table 3.2

in USD millions, as of June 30, 2007	United States	United Kingdom	Germany	Switzer-land	Rest of Europe	Inter-national Businesses	Total
Certainty equivalent value of business in-force	2,096	2,954	973	964	1,890	591	9,469
Frictional costs	(115)	(165)	(305)	(41)	(85)	(71)	(783)
Time value of options and guarantees	(127)	(82)	(25)	(100)	(69)	(4)	(408)
Cost of non market risk	(115)	(87)	(34)	(48)	(89)	(65)	(438)
Value of business in-force	**1,738**	**2,620**	**609**	**776**	**1,647**	**450**	**7,840**

Frictional Costs

The frictional costs have increased during 2007 broadly in line with shareholders' net assets. Changes in economic conditions have generally increased frictional costs. However, in the UK the level of frictional costs reduced as a result of the reinsurance of a major part of the closed book of annuity business and due to the reduction in the corporate tax rate from 2008 onwards.

Time value of options and guarantees

The decrease in the time value of options and guarantees during 2007 derives primarily from Germany and Switzerland. Both countries benefited from the increase in the risk free yield curve and the reduction of interest rate implied volatilities.

Cost of non market risk

The decrease in the cost of non market risk during 2007 derives mainly from the UK due to the removal of the longevity risk associated with the closed book of annuity business of which a major part has been reinsured.

b) New business

Summary of new business results

New business volumes

Table 3.3

in USD millions, for the six months ended June 30	Annual premiums		Single premiums		APE		PVNBP	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
United States	55	49	38	40	59	53	537	466
United Kingdom	142	123	2,981	2,755	440	399	3,852	3,501
Germany	200	209	175	152	218	225	1,983	1,636
Switzerland	37	34	150	116	52	46	531	431
Italy	9	7	441	561	53	64	477	603
Spain	7	8	169	338	24	42	228	389
Ireland	81	53	606	472	142	101	1,057	769
Isle of Man	162	107	508	449	213	151	1,346	992
Other Europe	12	12	53	43	17	17	145	140
International Businesses	89	75	153	126	105	88	564	416
Global Life	**796**	**679**	**5,274**	**5,051**	**1,323**	**1,184**	**10,721**	**9,343**

New business value, after tax

Table 3.4

in USD millions, for the six months ended June 30	New business value, after tax		New business margin, after tax as % APE		New business margin, after tax as % PVNBP	
	2007	2006	**2007**	2006	**2007**	2006
United States	57	26	96.4%	49.0%	10.6%	5.6%
United Kingdom	56	37	12.6%	9.2%	1.4%	1.0%
Germany	64	42	29.4%	18.9%	3.2%	2.6%
Switzerland	19	4	36.4%	9.6%	3.5%	1.0%
Italy	10	12	19.1%	18.5%	2.1%	1.9%
Spain	6	9	24.6%	22.6%	2.6%	2.4%
Ireland	31	24	22.2%	23.7%	3.0%	3.1%
Isle of Man	44	28	20.5%	18.6%	3.2%	2.8%
Other Europe	3	3	15.6%	18.4%	1.9%	2.2%
International Businesses	29	25	27.9%	28.9%	5.2%	6.1%
Global Life	**319**	**211**	**24.1%**	**17.8%**	**3.0%**	**2.3%**

Table 3.5

New business value, before tax[1]

in USD millions, for the six months ended June 30	New business value, before tax		New business margin, before tax			
			as % APE		as % PVNBP	
	2007	2006	**2007**	2006	**2007**	2006
United States	98	49	165.0%	92.8%	18.2%	10.6%
United Kingdom	80	52	18.2%	13.1%	2.1%	1.5%
Germany	106	71	48.8%	31.4%	5.4%	4.3%
Switzerland	25	6	47.9%	13.5%	4.7%	1.4%
Italy	15	18	28.9%	28.2%	3.2%	3.0%
Spain	10	15	41.1%	36.2%	4.4%	3.9%
Ireland	35	27	25.0%	27.0%	3.4%	3.5%
Isle of Man	44	28	20.6%	18.6%	3.3%	2.8%
Other Europe	3	3	17.9%	20.7%	2.1%	2.5%
International Businesses	35	30	33.4%	34.3%	6.2%	7.2%
Global Life	**452**	**301**	**34.2%**	**25.4%**	**4.2%**	**3.2%**

[1] In certain countries particularly the UK, where life insurance companies pay tax in respect of both policyholders and shareholders, the results shown in the above table are before shareholders' tax and after allowing for policyholders' tax.

Analysis of new business components

Table 3.6

Geographical analysis of new business value, after tax

in USD millions, for the six months ended June 30, 2007	United States	United Kingdom	Germany	Switzer-land	Rest of Europe	Inter-national Businesses	Total
Certainty equivalent new business value	73	69	70	25	107	39	383
Frictional costs	(5)	(1)	(8)	(1)	(3)	(4)	(22)
Time value of options and guarantees	(2)	(8)	3	(3)	(1)	(0)	(10)
Cost of non market risk	(9)	(5)	(1)	(2)	(10)	(6)	(33)
New business value	**57**	**56**	**64**	**19**	**94**	**29**	**319**

- In the **US**, the new business value increased following a restructure of the reinsurance programs for protection business. Also contributing to the increase was the effect of lower interest yields in the US, which result in lower discounting of future profits. The proportion of interest sensitive business in new business is lower than for the existing business portfolio, and hence the time value of options and guarantees is small.
- In the **UK,** there was an increase in new business value, as a result of a number of initiatives to improve the profitability of new investment contracts sold. The revision of the mortality assumption in line with improved experience and the change in economic basis also added to the new business value. The combination of these factors resulted in a decrease in the time value of options and guarantees arising from death guarantees on investment contracts sold in 2007.
- In **Germany,** there was an increase in new business value, driven by the change in economic conditions and the reduction of investment guarantees offered on new business. The new business written in 2007 has reduced the time value of options and guarantees for the business written in prior years and this produces the positive time value for new business. Additionally, synergies following the merger of the life entities and the reduction in acquisition costs improved the new business value.
- **In Switzerland,** there was a large increase in new business value primarily due to asset management fees for group pension contracts placed with external foundations, benefits realized from refinements to the business model and an increase in risk free rates compared with the prior year, which led to a reduction in the cost of options and guarantees.

- In **Rest of Europe**, there was an increase in new business value primarily attributable to increased volumes of business sold in the Isle of Man and Ireland. The revised persistency assumptions in the Isle of Man further enhanced the new business value. The reduction in the time value of options and guarantees for Rest of Europe is mostly due to Italy as a result of the reduction of investment guarantees offered on new business as well as the increase in the risk free rates.
- In **International Businesses**, there was an increase in value as a result of profitable new business sold in Hong Kong and Chile. The revision of the persistency assumption in Chile in line with improved experience resulted in additional value. This business has limited financial options and guarantees.

c) Analysis of movement in Embedded Value from December 31, 2006 to June 30, 2007

Geographical analysis of movement in Embedded Value

Table 3.7

in USD millions, for the six months ended June 30, 2007	United States	United Kingdom	Germany	Switzerland	Rest of Europe	International Businesses
Opening Embedded Value, as previously reported	2,326	5,133	1,296	1,570	2,667	1,099
Operating profit expected from in-force business and shareholders' net assets, after tax	73	156	28	54	82	35
New business value, after tax	57	56	64	19	94	29
Operating variance, after tax	(38)	77	121	125	(8)	(23)
Total operating profit, after tax	**92**	**288**	**214**	**198**	**168**	**41**
Economic variance, after tax	(4)	(84)	81	130	8	23
Embedded Value profit, after tax	89	204	294	328	176	64
Dividends and capital movements	(56)	(7)	112	0	(3)	(10)
Foreign currency translation effects	0	135	41	(2)	71	28
Closing Embedded Value after foreign currency translation effects	2,359	5,465	1,743	1,897	2,912	1,181

- In the **US**, operating profit includes a significant contribution from new business value. The operating profit was reduced by the revision of the persistency assumption for one of the major blocks of term assurance business. Economic variance reflects the change in the level and shape of the risk free yield curve offset by better than expected investment return on corporate bonds, a reduction in volatilities and lower than expected crediting rates to policyholders.
- In the **UK**, operating profit includes an increase of USD 173 million due to de-risking the business through the reinsurance of a major portion of the closed book of annuity business in advance of an intended Part VII transfer of the business. Reflecting this as a contribution to the operating profit is consistent with the consolidated IFRS Financial Statements where it is reflected in the net income. The contribution from new business value, favorable mortality experience and the revision of mortality assumptions in line with the improved experience increased operating profit. This was reduced by USD 55 million due to expenses incurred in the development of a new administration system. Variations in benefits on policies and an increase in expense assumptions also decreased operating profit. The economic variance reflects the increase in the risk free yield curve over the year partly offset by the impact of strong unit growth and the reduction in the corporate tax rate from 2008 onwards.
- In **Germany**, operating profit includes a significant contribution from new business value. In addition improved efficiencies from outsourcing the administration services increased shareholder value. Economic variance reflects the strong increase in the risk free yield curve and a reduction in Euro interest rate volatilities over 2007.
- In **Switzerland**, operating profit includes the contribution from new business value. The operating profit was also increased by a refinement in the modeling of unrealized capital gains and better than expected persistency experience. The economic variance reflects the impact of the increase in the risk free yield curve

and a reduction in interest rate volatilities. An increase in unrealized gains on equity and property also improved the economic variance.

- In **Rest of Europe**, principally the Isle of Man and Ireland, operating profits include a significant contribution from new business value. A refinement in the modeling of initial commission payments in the Isle of Man and a revision of the persistency assumption in Spain reduced operating profits. This was partly offset by improved mortality experience and the revision of the mortality assumptions in line with the improved experience in Spain. Economic variance reflects the strong growth on unit-linked funds in Ireland and the Isle of Man. This was however partly offset by a reduction in the market value of fixed interest assets following the increase in interest rates in the Euro zone.
- In **International Businesses**, operating profit includes a significant contribution from new business value in particular from Hong Kong and Chile. Favorable persistency experience and annuitant mortality experience in Chile increased operating profits. The revision of the persistency assumption for Hong Kong in line with experience and an increase in the expense assumption for Australia however decreased operating profits. Economic variance reflects the increase in the risk free yield curve, particularly in Chile, during 2007.

Return on opening Embedded Value

Geographical analysis of return on opening EV – annualized

Table 3.8

in USD millions, for the six months ended June 30, 2007	United States	United Kingdom	Germany	Switzer-land	Rest of Europe	Inter-national Businesses	Total
After tax operating return on opening EV	9.6%	9.7%	23.6%	17.3%	12.9%	9.5%	12.4%
Adjustments for foreign currency translation effects and dividends	0.0%	0.0%	(1.1%)	0.1%	(0.1%)	0.0%	(0.1%)
Adjusted operating return on opening EV	**9.6%**	**9.7%**	**22.5%**	**17.4%**	**12.8%**	**9.5%**	**12.3%**
After tax return on opening EV	9.4%	8.1%	29.8%	25.5%	13.2%	11.6%	13.5%
Adjustments for foreign currency translation effects and dividends	0.0%	0.0%	(1.4%)	0.2%	(0.1%)	0.0%	(0.1%)
Adjusted return on opening EV	**9.4%**	**8.1%**	**28.4%**	**25.7%**	**13.1%**	**11.7%**	**13.4%**
After tax expected return on opening EV	6.3%	6.1%	4.4%	6.9%	6.1%	6.3%	6.1%
Adjustments for foreign currency translation effects and dividends	0.0%	0.0%	(0.2%)	0.0%	0.0%	0.0%	0.0%
Adjusted expected return on opening EV	**6.3%**	**6.1%**	**4.2%**	**6.9%**	**6.1%**	**6.3%**	**6.0%**

In **Germany** the Adjustments for foreign currency translation effects and dividends line reflects a change in shareholder structure of the service companies, which has increased EV at the beginning of the year.

4. Embedded Value methodology

EV represents the shareholders' interests in the entities included in Global Life as set out in the Group's consolidated IFRS Financial Statements. EV excludes any value from future new business. The Group has adopted the methodology for its EV based on the European Embedded Value Principles issued by the CFO Forum in May 2004, selecting a "bottom-up" market consistent approach. The following sets out the principles adopted and definitions used in that approach.

a) Covered business

Covered business includes all business written by companies that are included in Global Life, in particular:

- life and critical illness insurance;
- savings business (with profit, non-profit and unit-linked);
- pensions and annuity business; and,
- long-term health and accident insurance.

For certain smaller companies, no EV has been calculated but these companies have been included in the EV at their shareholders' equity value, as calculated in accordance with IFRS. The contribution from these companies to the EV is approximately 2%.

b) Calculation of Embedded Value

EV presented in this document is derived through calculations which are performed separately for each business unit. Enhanced models to produce market consistent valuations have been developed by each of the Group's life businesses.

c) Reporting of Embedded Value

In line with the European Embedded Value Principles, the EV is broken down into the following components:

- shareholders' net assets, including free surplus and required capital; and,
- the value of business in-force.

The results are disclosed in a format that the Group considers to be appropriate for the market consistent methodology adopted.

d) Shareholders' net assets

Shareholders' net assets represent the market value of net assets held in respect of the covered business, and consist of the required capital and free surplus. The level of required capital reflects the amount of capital considered by the Directors to be appropriate to manage the business. The free surplus comprises the market value of shareholders' net assets allocated to the covered business in excess of the assets backing the required capital.

The shareholders' net assets are based on local statutory and regulatory accounting. Adjustments are made to shareholders' net assets where appropriate, for example in respect of any unrealized gains attributable to shareholders. Any such adjustments are made consistently with the calculation of the value of business in-force.

e) Value of business in-force

The value of business in-force is the present value of future projected profits from the covered business, and it is defined as the certainty equivalent value of business in-force less frictional costs, time value of options and guarantees, and cost of non market risk. These components are explained below.

Certainty equivalent value is the value calculated using discount rates consistent with those applied to the underlying cash flows in the capital markets. It includes the intrinsic value but excludes the time value of options and guarantees which is allowed for separately, as described below.

Frictional costs reflect a deduction for the cost of holding shareholder capital. Under the Group's market consistent framework, these frictional costs represent tax in respect of future investment income on total available capital plus investment management costs. In Germany, they also include the policyholders' share of investment income on the capital.

The application of frictional costs to the total capital of each life business is in line with the Group's holistic approach to the EV. The tax and costs in respect of total capital will in practice have to be met, and it is appropriate therefore that this is allowed for in the EV. For the purpose of these calculations, required capital is assumed to run down in line with existing business. Free surplus is also assumed to run down in line with existing business except where there are specific plans for the earlier distribution of the free surplus.

For any life business where part of the capital requirements can be met by free assets other than shareholders' net assets, the frictional costs allow only for the amount of capital supported by shareholders.

The allowance for frictional costs is included both in the value of business in-force, and in the new business value. For new business, frictional costs are applied to the minimum solvency margin required to be held in respect of that business.

No allowance is made for "agency costs" as these are considered to be subjective and depend on the view of each shareholder.

Time value of options and guarantees represents additional costs in excess of the intrinsic value of options and guarantees which are already allowed for in the certainty equivalent value. These are based on the variability of investment returns which need to be allowed for explicitly under the European Embedded Value Principles. The time value has been calculated on a market consistent basis using stochastic modeling techniques, and making allowance for expected management and policyholder behavior.

For products with significant guarantees, the time value has been calculated on a market consistent basis by deducting the average present value of shareholder cash flows using 1,000 stochastic economic simulations from the certainty equivalent value (both for the value of business in-force and for new business value). For most products, the average value has been calculated using Monte Carlo simulations. For a small number of products, the time value of options and guarantees has been derived using closed form solutions.

Where appropriate, the calculation of the time value of options and guarantees makes allowance for:

- dynamic actions that would be taken by Management under different economic simulations, for example to implement a life business investment strategy; and
- dynamic policyholder behavior, for example changes in surrender behavior as interest rates rise or fall, or take-up rates of guaranteed annuity options.

Cost of non market risk is an explicit additional deduction from the value of in-force business, over and above the frictional costs, reflecting an allowance for the impact on shareholder value of variability in insurance, business and operational risks.

The Group's approach to the cost of non market risk is based on a valuation of the potential impacts on shareholder value of variance in certain best estimate assumptions to allow explicitly, at product level, for insurance (mortality, longevity and morbidity), business and operational risk.

The mortality, morbidity, persistency and expense assumptions used to calculate the value of business in-force and new business value are best estimates based on recent past experience. To the extent that the impact on shareholder value of variations in experience around the best estimate is symmetrical (for example, where the loss on a 10% increase in expenses is equal and opposite to the profit on a 10% reduction), and not correlated with investment markets, no further allowance for non market risk would be required. In such circumstances, the risk is considered to be diversifiable, and financial markets do not charge a risk premium for diversifiable risks.

However, in certain cases this symmetry does not hold, and the Group considers that it is appropriate to make explicit allowance for this within the EV.

Currently, no consensus exists in the market as to the best way to allow for non market risk, and this issue will be kept under review as best practice emerges. In the meantime, the allowance made in the EV represents Management's view of an appropriate adjustment for the costs of non market risk taking into account the different risk profiles in its life businesses.

f) New business
New business covers new contracts sold during the reporting period.

New business also includes new premiums written during the period on existing contracts and variations to premiums on existing contracts where these premiums and variations have not previously been assumed as part of business in-force. In this respect, the definition of new business has been chosen consistently with the definition of renewals for business in-force so that new business values are counted once and only once.

The new business is valued as at point of sale. Explicit allowance is made for frictional costs, time value of options and guarantees, and cost of non market risk.

The value generated by new business written during the period is the present value of the projected stream of after tax distributable profits from that business.

In certain profit sharing funds, the new business written can affect the time value of options and guarantees for business written in prior years, and this effect is taken into account in the new business value.

g) New business methodology enhancement
The methodology for the new business value calculation has been enhanced so that the quarterly new business is valued on a discrete basis. From 2007, new business value has been calculated separately for each quarter using assumptions, both operating and economic, as of the start of the relevant quarter. New business strain is also calculated on a quarterly discrete basis, meaning that it takes account only of cash flows during that quarter and makes no allowance for any subsequent reduction in strain during the remainder of the period. Once calculated, the new business value will not change in local currency terms. Comparative results for 2006 have not been restated for this change.

h) Asset and liability data used
For 2007, the Group has adopted a combination of approaches for obtaining the asset and liability data and for performing the EV calculations.

- The majority of the Group's EV has been calculated using a "hard close" approach. This means that all asset as well as liability data reflect the actual position as of the valuation date.
- Spain has used asset and liability data as of May 31 with adjustments made to asset data to reflect the change in swap curves between May 31 and June 30. New business value allows for all business written to June 30.
- Germany has used initial asset and liability data as of March 31, which have been projected to June 30 allowing for expected investment performance, new business, and policy movements. Adjustments have been made to the projected data to reflect actual positions such as policyholder bonus reserves as of June 30. New business value has been adjusted to allow for all business written to June 30.

i) Market consistent discounting
The Group has adopted a "bottom-up" market consistent approach for the projection and discounting of future cash flows in the calculation of the EV. As a result, the risks inherent in the cash flows are allowed for in a way that is consistent with the way the market is expected to allow for such risks.

In principle, this method values each cash flow using a discount rate consistent with that applied to such a cash flow in the capital markets. For example, an equity cash flow is valued using an equity risk discount rate, and a bond cash flow is valued using a bond discount rate. If a higher return is assumed for equities, the equity cash flow is discounted at this higher rate.

In practice, the Group has applied a computational method known as a "risk neutral" approach. This involves projecting the assets and liabilities using a distribution of asset returns where all asset types, on average, earn the same risk free rate.

The risk free yield curve assumptions are based on the swap curve in each major currency (US dollars, Euros, British pounds sterling and Swiss francs).

For liabilities where payouts are either independent or move linearly with markets, deterministic techniques (referred to as "certainty equivalent") have been used. In such cases, the projection and discounting are based on the same risk free yield curve.

j) Economic scenario generator
For 2007, all operations have used actual yield curves observable as of June 30 for the calculation of the certainty equivalent value of business in-force.

The calculations of the time value of options and guarantees are based on stochastic simulations using an Economic Scenario Generator («ESG») provided by Barrie & Hibbert. The outputs («simulations») have been calibrated to conform to the economic parameters specified by the Group. The approaches used to prepare these simulations are described below.

- For all business except Spain, the simulations used for calculation of time value of options and guarantees reflect the actual yield curves observable as of June 30, 2007 and implied volatilities quoted by a number of investment banks as of June 15.
- For Spain the simulations used for calculation of time value of options and guarantees reflect the yield curves observable as of May 31 and implied volatilities quoted by a number of investment banks as of June 15.

Simulations are produced for the economies in the US, UK, Switzerland and the Euro-Zone. In each economy, risk free nominal interest rates are modeled using a LIBOR market model. The excess return on other asset classes relative to the total returns on risk free assets are then modeled using a multi-factor lognormal model. Hong Kong uses US dollar simulations as their principal liabilities are US dollar denominated. Chile uses closed form solutions rather than simulations. The other operations not mentioned above have no significant options and guarantees. Further details are set out under «Economic assumptions» in section 5.

k) Corporate Center costs
Corporate Center costs that relate to covered business have been allocated to the relevant companies and included in the projected expenses.

l) Holding companies
Holding companies that belong to Global Life have been consolidated in the EV at their local statutory net asset value. Related expenses are small and so have been excluded from the projection assumptions. Holding companies outside Global Life are not included in the EV of the covered business.

m) Consolidation adjustments
Where a reassurance arrangement exists between two life companies in Global Life, the value of the reassurance is shown in the EV of the ceding company. This has no material impact on the reported results.

EV is shown net of minority holdings. Where the Group has a majority interest in a subsidiary company, the new business value and the premium information are shown gross of minority holdings. The minorities' share of new business value is eliminated through "operating variance, after tax".

n) Debt
Where a loan exists between a company in Global Life and a Group company not within Global Life, the loan is valued for EV purposes consistently with the value shown in the Group's IFRS financial statements.

o) "Look through" principle – Service companies
There are some companies within Global Life that provide administration and distribution services. These are valued on a "look through" basis. The results do not include any Group service companies outside Global Life.

In the UK, a multi-tie distribution company (Openwork) has replaced the former tied distribution network. This is included in the EV on a "look through" basis. After allowance for certain one-off expenses, profits and losses are attributed to new business value. Certain future revenue streams, mainly renewal commissions on business sold, are discounted and contribute to the new business value and to the value of business in-force.

In Germany, the majority of distribution and administration is provided by service companies. These are valued on a "look through" basis. These companies also provide limited services to companies outside Global Life, and the present value of the profits and losses on these services are included in the EV and the new business value.

In Switzerland, an investment management company provides asset management services to external pension schemes written in foundations and other pension funds. The present value of the net asset management fees, after tax, is included in the EV and the new business value.

p) Employee pension schemes

For 2007 reporting, the Group adopted the Statement of Recognized Income and Expense (SoRIE) option under IAS 19 Employee Benefits to recognize actuarial gains and losses arising from defined benefit pension and other defined benefit post-retirement plans as a liability. The corresponding adjustment to the EV is noted in section 2.b. The actuarial and economic assumptions used for this adjustment are consistent with that used for the equivalent adjustment to the Group's Consolidated IFRS Financial Statements.

As previously reported, expense assumptions for each life business include expected pension scheme costs in respect of future service entitlements.

q) Employee share options

The costs of share options granted to employees are not included in the EV, other than to the extent that they are allowed for in the local statutory accounts upon which the shareholders' net assets are based. Further information on the costs of share options is given in the Group's IFRS financial statements.

r) Change in legislation or solvency regime.

The impacts of changes in legislation or solvency regime are included in economic variance for the purpose of the analysis of movement.

s) Conversion to Group presentation currency

To align embedded value reporting with the Group's consolidated IFRS Financial Statements, relevant results have been converted to Group presentation currency, US dollar, using average exchange rates for the period. This applies to new business value, new business volumes (APE and PVNBP) and comparative figures for 2006. This approach has also been applied to the analysis of movement. Previously these results were converted to Group presentation currency, US dollar, using start of year exchange rates. Valuations continue to be converted at end-of-period exchange rates.

5. Embedded Value assumptions

Projections of future shareholder cash flows expected to emerge from covered business are determined using best estimate operating assumptions. These assumptions, including mortality, morbidity, persistency and expenses, reflect recent experience and are actively reviewed. Allowance is made for future improvements in annuitant mortality based on experience and externally published data. Favorable changes in operating experience are not anticipated until the improvement has been observed – in particular for expenses.

Future economic assumptions, for example, investment returns and inflation, are based on period end conditions and assumed risk discount rates are consistent with these. For new business, from 2007, the future economic (and operating) assumptions are based on start of the relevant period assumptions.

a) Economic assumptions

Market consistent framework

The Group has adopted a computational method known as "risk neutral". With this method the key economic assumptions are:

- the risk free rates;
- the implied volatilities of different assets; and,
- the way that different asset returns are correlated with each other.

Expected asset returns in excess of the risk free rate have no bearing on the calculated EV other than the expected return for the analysis of movement.

Choice of "risk free yield curve"

The risk free yield curve is derived from mid-market swap rates applicable to each economy as of June 30, 2007. This curve was used to extract forward reinvestment yields that are used for all asset classes.

These yield curves are consistent with the assumptions used by investment banks to derive their option prices, and hence their use ensures consistency with the derivation of implied volatilities. They also have the advantage that they are available for most of the markets in which the Group operates.

The following table shows the risk free yield curves, expressed as annualized spot rates, used at various terms for the main economies covered by the EV. These have been derived from interest rate swaps, and extrapolated where necessary.

The risk free yield curves as of March 31, 2007 were derived using a similar procedure. The assumptions as of March 31, 2007 are required to determine the new business value for policies written during the second quarter of 2007.

Risk free yield curves – Annualized spot rates

Table 5 1

as of June 30, 2007	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
Economy						
United States	5.4%	5.4%	5.5%	5.7%	5.9%	5.9%
United Kingdom	6.3%	6.3%	6.2%	5.9%	5.3%	4.8%
Euro Zone	4.5%	4.7%	4.8%	4.9%	5.0%	4.9%
Switzerland	3.1%	3.3%	3.4%	3.6%	3.8%	3.8%

Table 5.2

Risk free yield curves – Annualized spot rates

as of March 31, 2007	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
Economy						
United States	5.2%	5.0%	5.0%	5.2%	5.5%	5.5%
United Kingdom	5.9%	5.7%	5.6%	5.3%	4.8%	4.5%
Euro Zone	4.2%	4.2%	4.2%	4.3%	4.5%	4.5%
Switzerland	2.5%	2.7%	2.8%	3.0%	3.2%	3.2%

Domestic yield curves are also used for businesses in other countries, except Hong Kong and Argentina which use US dollar, as their liabilities are principally US dollar denominated.

Implied asset volatility

The volatility statistics shown below are based on analysis of the ESG output data, and hence show the economic projection assumptions produced by the ESG for the four main currencies.

The following table shows the annualized implied volatilities of equity indices used in the EV calculation, derived from the simulations used in the calculation. These figures are based on at-the-money-forward European options on capital indices, consistent with traded options in the market.

Table 5 3

At-the-money-forward equity implied volatility (capital index)

as of June 30, 2007	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
Index						
United States (S&P 500)	15.6%	16.1%	18.1%	22.1%	26.8%	31.0%
United Kingdom (FTSE 100)	14.8%	16.1%	19.2%	23.0%	24.9%	27.8%
Euro Zone (Eurostoxx)	18.5%	19.7%	22.1%	24.4%	27.5%	30.6%
Switzerland (SMI)	15.6%	16.3%	18.2%	20.7%	22.7%	24.5%

Table 5.4

At-the-money-forward equity implied volatility (capital index)

as of March 31, 2007	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
Index						
United States (S&P 500)	15.6%	16.1%	18.0%	22.0%	26.6%	30.7%
United Kingdom (FTSE 100)	15.7%	16.4%	18.6%	22.2%	24.3%	27.4%
Euro Zone (Eurostoxx)	18.5%	19.7%	22.1%	24.6%	27.8%	30.1%
Switzerland (SMI)	16.2%	16.9%	18.6%	20.4%	21.7%	22.8%

The model also makes assumptions regarding the volatility of property investments, estimated from relevant historic return data. Based on the actual simulations used, the following implied volatilities arise:

Table 5.5

At-the-money-forward property implied volatility (capital index)

as of June 30, 2007	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
Economy						
United States	15.5%	15.5%	15.4%	16.8%	18.3%	21.3%
United Kingdom	16.2%	16.3%	17.7%	17.3%	17.7%	18.9%
Euro Zone	15.0%	14.8%	15.4%	15.9%	17.5%	20.9%
Switzerland	15.7%	15.6%	16.0%	16.9%	18.1%	19.4%

Table 5 6

At-the-money-forward property implied volatility (capital index)

as of March 31, 2007	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
Economy						
United States	15.5%	15.5%	15.4%	16.7%	18.4%	20.9%
United Kingdom	16.2%	16.3%	17.7%	17.4%	17.8%	19.0%
Euro Zone	15.0%	14.8%	15.3%	15.5%	16.6%	19.3%
Switzerland	15.7%	15.6%	16.0%	16.9%	17.7%	18.9%

Interest volatility can be described by the implied volatility of interest rate swaptions. Swaption implied volatilities vary both by the term of the option and also the term of the underlying swap contract. The following tables show swaption implied volatilities, based on the simulations used for the EV calculation:

Table 5 7

Implied volatility of at-the-money-forward interest rate swaptions

as of June 30, 2007	1 year option	2 year option	5 year option	10 year option	20 year option	40 year option
US dollar						
1 year swap	14.9%	14.8%	14.5%	13.7%	11.7%	10.3%
2 year swap	14.7%	14.6%	14.3%	13.5%	11.5%	10.2%
5 year swap	14.1%	14.0%	13.8%	13.0%	11.1%	9.8%
10 year swap	13.3%	13.2%	13.0%	12.3%	10.5%	9.3%
20 year swap	12.2%	12.1%	11.9%	11.3%	9.6%	8.4%
British pound sterling						
1 year swap	13.5%	12.3%	11.9%	11.7%	11.9%	12.9%
2 year swap	13.1%	12.0%	11.7%	11.5%	11.9%	13.0%
5 year swap	12.1%	11.4%	11.3%	11.3%	12.0%	13.0%
10 year swap	11.3%	10.9%	11.0%	11.3%	12.3%	13.0%
20 year swap	11.2%	11.0%	11.4%	11.8%	12.5%	12.7%
Euro						
1 year swap	13.2%	12.8%	12.3%	12.0%	10.9%	9.0%
2 year swap	13.0%	12.6%	12.2%	11.9%	10.7%	8.9%
5 year swap	12.6%	12.2%	11.8%	11.5%	10.4%	8.6%
10 year swap	12.0%	11.6%	11.2%	11.0%	9.9%	8.1%
20 year swap	11.1%	10.7%	10.4%	10.2%	9.1%	7.4%
Swiss Franc						
1 year swap	16.3%	16.1%	15.5%	14.3%	12.4%	10.0%
2 year swap	16.0%	15.9%	15.3%	14.1%	12.2%	9.8%
5 year swap	15.2%	15.1%	14.5%	13.4%	11.6%	9.4%
10 year swap	14.0%	13.9%	13.4%	12.5%	10.8%	8.7%
20 year swap	12.3%	12.2%	11.9%	11.1%	9.4%	7.6%

Implied volatility of at-the-money-forward interest rate swaptions

Table 5.8

as of March 31, 2007	1 year option	2 year option	5 year option	10 year option	20 year option	40 year option
US dollar						
1 year swap	16.8%	16.1%	15.4%	14.4%	11.9%	10.8%
2 year swap	16.6%	15.9%	15.1%	14.1%	11.7%	10.6%
5 year swap	15.8%	15.2%	14.4%	13.4%	11.1%	10.2%
10 year swap	14.7%	14.0%	13.3%	12.5%	10.3%	9.6%
20 year swap	12.9%	12.3%	11.7%	11.0%	9.0%	8.9%
British pound sterling						
1 year swap	12.1%	11.5%	11.3%	10.8%	11.0%	11.1%
2 year swap	11.8%	11.3%	11.1%	10.8%	11.0%	11.0%
5 year swap	11.1%	10.8%	10.8%	10.7%	11.0%	10.8%
10 year swap	10.6%	10.5%	10.6%	10.8%	10.9%	10.6%
20 year swap	10.6%	10.4%	10.7%	10.9%	10.6%	10.0%
Euro						
1 year swap	12.3%	13.2%	12.1%	11.3%	10.6%	8.3%
2 year swap	12.2%	13.0%	11.9%	11.2%	10.5%	8.2%
5 year swap	11.7%	12.5%	11.5%	10.8%	10.1%	7.9%
10 year swap	11.0%	11.7%	10.8%	10.2%	9.5%	7.5%
20 year swap	9.9%	10.6%	9.8%	9.3%	8.6%	6.8%
Swiss Franc						
1 year swap	17.5%	17.2%	16.2%	14.9%	12.9%	10.5%
2 year swap	17.3%	16.9%	15.9%	14.6%	12.7%	10.3%
5 year swap	16.5%	16.1%	15.2%	14.0%	12.2%	9.8%
10 year swap	15.2%	14.9%	14.0%	13.0%	11.4%	9.1%
20 year swap	13.2%	13.0%	12.5%	11.6%	10.0%	8.0%

Inflation

Inflation assumptions have been derived from the yields on index linked bonds relative to the risk free yield curve, where index linked bonds exist. Elsewhere, a statistical approach based on past inflation has been used.

Appropriate allowance has been made for expense inflation to exceed the assumed level of price inflation as life company expenses include a large element of salary related expenses.

The following table shows inflation assumptions for the stochastically modeled economies, derived from the simulations used in the EV:

Inflation assumptions (annualized forward inflation)

Table 5.9

as of June 30, 2007	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
Economy						
United States	2.2%	2.1%	2.2%	2.4%	2.5%	2.7%
United Kingdom	2.7%	2.7%	2.9%	3.0%	3.2%	3.8%
Euro Zone	1.7%	1.9%	2.0%	2.1%	2.2%	2.1%
Switzerland	0.7%	0.9%	1.0%	1.1%	1.5%	1.9%

Inflation assumptions (annualized forward inflation)

Table 5.10

as of March 31, 2007	1 Year	2 Year	5 Year	10 Year	20 Year	40 Year
Economy						
United States	2.9%	2.6%	2.4%	2.5%	2.6%	2.8%
United Kingdom	2.9%	2.8%	2.8%	2.9%	3.2%	3.9%
Euro Zone	2.1%	2.2%	2.2%	2.2%	2.2%	2.1%
Switzerland	1.0%	1.2%	1.3%	1.4%	1.6%	1.6%

Risk discount rate

Under the "risk neutral" approach, risk discount rates are based on the same risk free yield curves as those used to project the investment return.

For stochastic modeling, the risk discount rates are simulation specific and also vary by calendar year consistently with the projected risk free yields in each simulation.

"Expected return" for the analysis of movement – Investment return assumptions

The expected return for the analysis of movement is based on a projection from beginning of period to end-of-period. This requires assumptions regarding the investment returns expected to be achieved over the period on different asset classes. The investment return assumptions (for this purpose only) are based on the "real world" returns expected by the Group. The use of real world investment assumptions gives a more realistic basis for the expected return calculation and allows for the risk underlying each asset. Any under or over performance will be reported through economic variance.

For fixed interest assets, the "real world" investment return assumptions are based on the gross redemption yield on the assets, less an allowance for defaults where appropriate, together with an adjustment to reflect the change over the year implied in the yield curve assumptions.

For equity and property assets, the investment return assumptions are based on the 10 year swap rate at the beginning of period plus a margin to reflect the additional risk associated with investment in these asset classes.

These assumptions have been set by asset class and separately for each sub-fund in each life business in order to best reflect the actual assets held.

Participating business

Rates of future bonus or crediting rates have been set at levels consistent with the risk neutral investment return assumptions and current bonus plans. In the UK, bonus rates have been set so as to exhaust any remaining assets in the relevant long-term funds. In other European life businesses and in the US, bonuses have been set to be consistent with the investment return assumptions and with the book value approach used by these life businesses in practice.

Taxation

Current tax legislation and rates have been assumed to continue unaltered, except where changes in future tax rates or practices have been announced.

Exchange rates

EV for June 30, 2007 and June 30, 2006 have been translated using the respective balance sheet exchange rates. The rates can be found on page 11 of the Financial Supplement. The analysis of movements, including new business, has been translated at average exchange rates over the period.

b) Operating assumptions

Demographic assumptions

The assumed future mortality, morbidity and lapse rates have been derived from recent operating experience and relevant industry statistics. Where appropriate, surrender and option take-up rate assumptions that vary according to the investment simulation under consideration have been used, based on our assessment of likely policyholder behavior.

Expense assumptions

Management expenses have been analyzed between expenses related to acquisition of new business, the maintenance of in-force business and, where appropriate, one-off project costs. Future expense assumptions allow for expected levels of maintenance expenses. In addition, Corporate Center expenses relating to covered business have been allocated to business units and are reflected in assumed future expenses.

The maintenance expense assumptions allow for the expected cost of providing future service benefits in respect of the Group staff pension schemes. An adjustment to the EV is noted in section 2.b for pension scheme liabilities under IAS 19 and no allowance is made in the expense assumptions for any contributions as a result of past service benefits.

No allowance has been made for future productivity improvements in the expense assumptions.

None of the life companies included in the EV is considered to be in a "start-up" situation and so no allowance has been made for future development expenses.

Where service companies have been valued on a look through basis, the value of profits or losses arising from these services have been included in the EV and new business value.

c) Dynamic decisions

To reflect more realistically the outcome of stochastic simulations, the assumptions for each simulation make allowance for the behaviors of policyholders and management actions in response to the investment conditions modeled.

In many life businesses, policyholders can exercise an option against the life company in certain circumstances, such as to surrender a policy. This leads to an increase in the assumed lapse rates when interest rates rise (or a corresponding reduction when interest rates fall). This dynamic effect in relation to lapse rates has been allowed for in the stochastic models.

As investment conditions change, where a business unit's investment policy indicates that management would expect to alter the investment portfolio (e.g. the mix between equities and fixed interest for profit sharing sub-funds), this expected action has been included in the stochastic models.

6. Statement of External Review

Zurich Financial Services, Mythenquai 2, CH-8002 Zurich, Switzerland

Dear Sirs,

Limited review of Embedded Value for the half year ended June 30, 2007 of the Global Life segment of Zurich Financial Services

We have reviewed the Embedded Value for the Global Life segment of Zurich Financial Services Group (Zurich) as set out in Zurich's Half Year Report as of June 30, 2007 (the Disclosure) for the main life companies in the US, UK, Germany, Switzerland, Ireland, Spain, Italy and Hong Kong, comprising approximately 88% of the total Embedded Value of Zurich's Global Life segment. These companies were identified by Zurich as those with significant options and guarantees. The Disclosure covers the Embedded Value of the Global Life segment as at June 30, 2007 (the Embedded Value) together with the value of new business generated and the analysis of movements in the Embedded Value during the half year to June 30, 2007 (together the Embedded Value Results).

The scope of our review covered any changes in methodology and assumptions, excluding the stochastic economic simulations ("reviewed assumptions"), applied by Zurich and considered Zurich's analysis of movements in the Embedded Value since December 31, 2006 for the main life companies described above. The scope excluded consideration of the IAS 19 Employee Benefits adjustment to the Embedded Value noted in section 2.b of the Disclosure.

Section 2.e of the Disclosure shows as additional information the Embedded Value of life insurance business written outside the Global Life Segment and held within Other Businesses. The scope of our review also covered Zurich's estimation of the Embedded Value of life business written in Kemper Investors Life Insurance Company only.

The Embedded Value Results, the assumptions underlying them and the information contained in the Disclosure are the sole responsibility of the Board of Directors of Zurich. They have been prepared by Zurich on the basis of Zurich's methodology as described in the Disclosure.

Our review was conducted in accordance with generally accepted actuarial practices and processes. It comprised a combination of such reasonableness checks, analytical review and checks of clerical accuracy in respect of the changes from December 31, 2006 as we considered necessary to provide reasonable assurance that the Embedded Value Results for the life companies included in our review have been compiled free of significant error. However, we have relied without verification upon the completeness and accuracy of data and information supplied by Zurich, including the shareholders' net assets as disclosed in the audited local statutory accounts and the IFRS accounts of the companies reviewed.

The calculation of Embedded Value Results necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes and other matters, many of which are beyond Zurich's control. Although the assumptions used represent estimates which the Directors believe are together reasonable, actual experience in future may vary from that assumed in the calculation of the Embedded Value Results and any such variations may be material. Deviations from assumed experience are normal and are to be expected. Embedded Value does not purport to be a market valuation and should not be interpreted in that manner since it does not encompass all of the many factors that may bear upon a market value.

In our opinion, based on our limited review of the life companies described above,

- the methodology and reviewed assumptions remain appropriate and save as noted in the Disclosure are compliant with the relevant European Embedded Value Principles set out by the CFO Forum in May 2004 (the CFO Forum Principles);
- the reviewed assumptions taken together made by Zurich are reasonable; and
- Zurich's Embedded Value and the Value of New Business as of June 30, 2007 have been compiled on the basis of the methodology and assumptions chosen by Zurich, using in some cases simplified approaches, in a manner which is consistent with the results previously reported at December 31, 2006 and are compliant with the relevant CFO Forum Principles.

Our opinion is made solely to Zurich's Directors as a body. To the fullest extent permitted by law we do not accept or assume responsibility to anyone other than Zurich's Directors as a body for our work in respect of this opinion or for the conclusions that we have reached.

Yours faithfully,

Deloitte & Touche LLP

Embedded Value – Global Life

Embedded Value Results – Global Life

in USD millions, for the six months ended June 30, 2007	United States	United Kingdom	
New business premiums including deposits, of which:	93	3,123	
Annual premiums	55	142	
Single premiums	38	2,981	
New business annual premium equivalent (APE)	59	440	
Present value of new business premiums (PVNBP)	537	3,852	
Embedded value information:			
Opening Embedded Value, as previously reported	2,326	5,133	
Operating profit expected from in-force business and shareholders' net assets, after tax	73	156	
New business value, after tax	57	56	
Operating variance, after tax	(38)	77	
Total operating profit, after tax	**92**	**288**	
Economic variance	(4)	(84)	
Embedded Value profit/(loss), after tax	89	204	
Dividends and capital movements	(56)	(7)	
Foreign currency translation effects	0	135	
Closing Embedded Value after foreign currency translation effects, of which:	**2,359**	**5,465**	
Shareholders' net assets	620	2,844	
Value of business in-force	1,738	2,620	
Adjusted operating return on opening EV - annualized	9.6%	9.7%	
Adjusted return on opening EV - annualized	9.4%	8.1%	
Adjusted expected return on opening EV - annualized	6.3%	6.1%	
New business margin, after tax (as % of APE)	96.4%	12.6%	
New business margin, after tax (as % of PVNBP)	10.6%	1.4%	

Germany	Switzerland	Rest of Europe	International Businesses	Total	
				2007	2006
375	187	2,049	243	6,070	5,730
200	37	272	89	796	679
175	150	1,777	153	5,274	5,051
218	52	450	105	1,323	1,184
1,983	531	3,254	564	10,721	9,343
1,296	1,570	2,667	1,099	14,092	11,680
28	54	82	35	428	444
64	19	94	29	319	211
121	125	(8)	(23)	254	(60)
214	**198**	**168**	**41**	**1,001**	**595**
81	130	8	23	154	129
294	328	176	64	1,155	724
112	0	(3)	(10)	35	(39)
41	(2)	71	28	274	658
1,743	**1,897**	**2,912**	**1,181**	**15,556**	**13,023**
1,135	1,121	1,264	731	7,716	6,483
609	776	1,647	450	7,840	6,540
22.5%	17.4%	12.8%	9.5%	12.3%	10.5%
28.4%	25.7%	13.1%	11.7%	13.4%	11.5%
4.2%	6.9%	6.1%	6.3%	6.0%	7.4%
29.4%	36.4%	20.9%	27.9%	24.1%	17.8%
3.2%	3.5%	2.9%	5.2%	3.0%	2.3%

Embedded Value – Rest of Europe by country

Embedded Value Results – Rest of Europe

in USD millions, for the six months ended June 30, 2007	Italy
New business premiums including deposits, of which:	450
Annual premiums	9
Single premiums	441
New business annual premium equivalent (APE)	53
Present value of new business premiums (PVNBP)	477
Embedded Value information:	
New business value, after tax	10
Total operating profit, after tax	**23**
Adjusted operating return on opening EV - annualized	11.6%
New business margin, after tax (as % of APE)	19.1%
New business margin, after tax (as % of PVNBP)	2.1%

Spain	Ireland	Isle of Man	Other European Countries	Rest of Europe
176	687	671	65	2,049
7	81	162	12	272
169	606	508	53	1,777
24	142	213	17	450
228	1,057	1,346	145	3,254
6	31	44	3	94
27	**62**	**46**	**10**	**168**
12.3%	11.7%	16.5%	9.6%	12.8%
24.6%	22.2%	20.5%	15.6%	20.9%
2.6%	3.0%	3.2%	1.9%	2.9%

Shareholder Information

Zurich Financial Services registered share data

Key indicators

	06/30/2007	12/31/2006
Number of shares issued	145,472,560.00	144,749,399.00
Number of dividend-bearing shares	145,472,560.00	144,749,399.00
Market capitalization (in CHF millions at end of period)	55,170.00	47,478.00
Authorized capital, number of shares	6,000,000.00	6,000,000.00
Contingent capital, number of shares	3,276,839.00	6,239,384.00

Per share data

in CHF	06/30/2007	06/30/2006
Gross dividend/payout per registered share	11.00 [1]	7.00 [2]
Basic earnings per share	22.74	17.47
Diluted earnings per share	22.55	17.37
Nominal value per share	0.10 [2]	2.50
Price at end of period	379.25	268.00
Price period high	393.25	320.00
Price period low	328.00	251.75

[1] Gross dividend per registered share; payment date was on April 10, 2007.
[2] Payout to shareholders of CHF 7.00 per share (comprising a regular dividend of CHF 4.60 and a payout of CHF 2.40 per share in form of a reduction of the nominal value) effective July 3, 2006; payment was made on July 4, 2006.

Zurich share performance (indexed) from June 2006 to June 2007



in %
06/2006
08/2006
10/2006
12/2006
02/2007
04/2007
06/2007
150
140
130
120
110
100
90
Swiss Market Index
DJ Stoxx Insurance
Zurich Financial Services

Source: Datastream

Financial Calendar

Results Reporting for the Nine Months to September 30, 2007
November 15, 2007

Annual Results Reporting 2007
February 14, 2008

Annual General Meeting 2008
April 3, 2008

Results Reporting for the Three Months to March 31, 2008
May 15, 2008

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

Contacts

Registered Office
Zurich Financial Services
Mythenquai 2
8022 Zurich, Switzerland

Media Inquiries
Corporate Communications
Media and Public Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Inquiries
Investor Relations
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Citizenship/ Responsibility Inquiries
Group Government and Industry Affairs
Zurich Financial Services, Switzerland
Telephone: +41 (0)44 625 20 07
E-mail: zurich.basics@zurich.com

Securities Custody Service
Zurich Financial Services, Custody Accounts
c/o SAG SIS Aktienregister AG
P.O. Box 4601 Olten, Switzerland
Telephone: +41 (0) 62 311 61 45
Fax: +41 (0) 62 205 39 71
Web site: www.sag.ch

CDI Holder Inquiries
within the Zurich Financial Services corporate nominee service

Lloyds TSB Registrars
The Causeway, Worthing
West Sussex, BN99 6DA, United Kingdom
Nominee Service helpline: 0870 600 3979
Lloyds TSB share dealing helpline:
0870 850 0852
International: +44 131 527 3903
Hard of hearing (text phone, domestic):
0121 415 7028
Web site: www.shareview.co.uk

American Depositary Receipts
Zurich Financial Services has an American Depositary Receipt program with The Bank of New York (BNY), a subsidiary of The Bank of New York Mellon.
For more information call BNY Mellon's Shareowner Services in the USA at +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700.
ADR holder assistance may also be obtained from The Bank of New York Mellon at www.adrbny.com.

Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0) 44 625 25 25
www.zurich.com

47623-07

END

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